Annual Report and Accounts **2009**

Registered number SC089839




10015413

At the heart of the next generation


082-34753
RECEIVED
2010 MAR 22 P 1:27
AR/S
1-3-2010

Contents

01 Key Performance Indicators
02 Chairman's Statement
04 Business Review
13 Operating and Financial Review
20 Directors
22 Directors' Report
25 Corporate Governance
32 Corporate Social Responsibility
34 Directors' Remuneration Report
48 Statement of Directors' Responsibilities
49 Independent Auditors' Report
50 Consolidated income statement
50 Consolidated statement of comprehensive income
51 Balance sheets
52 Consolidated statement of changes in equity
53 Statement of changes in equity (Company)
54 Statements of cash flows
55 Notes to the financial statements
IBC Advisers / Contact details

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

It contains the resolutions to be voted on at the Company's Annual General Meeting to be held on 20 May 2010. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your ordinary shares of 0.1 pence each in the Company, please forward this document and the form of proxy for use in relation to the Annual General Meeting of the Company as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your ordinary shares of 0.1 pence each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

The Annual General Meeting starts at 10.00 a.m. on 20 May 2010. However, the doors to the meeting will be open from 9.30 a.m. and you may wish to arrive by 9.45 a.m. to take your seat in good time for the start of the meeting.

Please see the attached explanatory notes for further details on the resolutions to be proposed at the Annual General Meeting.

Wolfson Microelectronics plc

(Incorporated and registered in Scotland with no. SC089839)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Wolfson Microelectronics plc (the "Company") will be held at Westfield House, 26 Westfield Road, Edinburgh, EH11 2QB on 20 May 2010 at 10.00 a.m. for the transaction of the following business:

Ordinary Resolutions

To consider and, if thought fit, to pass Resolutions 1 to 11 (inclusive) as ordinary resolutions of the Company:

Resolution 1

To receive the accounts of the Company for the financial year ended 3 January 2010, together with the directors' report, the directors' remuneration report and the auditors' report on those accounts and that part of the directors' remuneration report which is required to be audited.

Resolution 2

To approve the directors' remuneration report as set out in the Annual Report and Accounts 2009, for the financial year ended 3 January 2010.

Resolution 3

To re-elect Mark Cubitt as a director of the Company.

Resolution 4

To re-elect Ross King Graham as a director of the Company.

Resolution 5

To re-elect Alastair David Milne as a director of the Company.

RECEIVED
2010 MAR 22 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Resolution 6

To re-appoint KPMG Audit Plc as auditors of the Company to hold office until the conclusion of the next general meeting at which the accounts of the Company are laid.

Resolution 7

To authorise the directors of the Company to determine the auditors' remuneration for the ensuing year.

Resolution 8

That;

(a) the directors of the Company be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 (the "Act") to allot shares in the Company, or to grant rights to subscribe for or to convert any security into shares in the Company, up to a maximum nominal amount of £38,415; and

(b) the authorities given in this Resolution:

(i) shall be in substitution for all pre-existing authorities under section 551 of the Act (or its predecessor section 80 of the Companies Act 1985 (as amended)); and

(ii) unless renewed, revoked or varied in accordance with the Act, shall expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2011, save that the Company may before such expiry make an offer or agreement which would or might require the allotment of shares in the Company, or the grant of rights to subscribe for or to convert any security into shares in the Company, after such expiry.

Resolution 9

That the Wolfson Microelectronics Approved SAYE Scheme (the "SAYE Plan"), the principal terms of which are set out in Appendix A of this Notice, a copy of the rules of which is produced to this Meeting by the Chairman and initialled for the purposes of identification, be and hereby is approved and adopted and that the board of directors of the Company, or an appropriate committee of the board, be and is hereby authorised to do all such acts and things as it may consider necessary or desirable to give effect to the SAYE Plan, including making any amendments required to obtain the approval of HM Revenue & Customs, to establish other employees' share schemes based on the SAYE Plan but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under any such further plans are treated to the extent appropriate as counting against the limits on individual or overall participation in the SAYE Plan, and to take account of the requirements of The London Stock Exchange Plc.

Resolution 10

That:

(a) The Wolfson Microelectronics 2009 Staff Share Award Plan ("the SSAP"), a copy of the rules of which has been produced to this Meeting and, for the purposes of identification only, initialled by the Chairman and a summary of the principal terms of which is set out in Appendix B to this Notice of Annual General Meeting, be and is hereby approved;

(b) the board of directors of the Company, or an appropriate committee of the board be and is hereby authorised to do all such acts and things as it may consider necessary or desirable to give effect to the SSAP and to establish other employees' share schemes for the benefit of employees located outside the UK based on the SSAP but modified to take account of local tax, exchange control or securities laws in overseas territories provided that any shares made available under any such further schemes are treated as counting against the limits on individual or overall participation in the SSAP.

Resolution 11

That:

(a) The Wolfson Microelectronics 2010 Senior Executive Deferred Bonus Plan ("the DB Plan"), a copy of the rules of which has been produced to this Meeting and, for the purposes of identification only, initialled by the Chairman and a summary of the principal terms of which is set out in the Appendix C to this Notice of Annual General Meeting, be and is hereby approved and established;

(b) the board of directors of the Company, or an appropriate committee of the board be and is hereby authorised to do all such acts and things as it may consider necessary or desirable to give effect to the DB Plan and to establish other employees' share schemes for the benefit of employees outside the UK based on the DB Plan but modified to take account of local tax, exchange control or securities laws in overseas territories provided that any shares made available under any such further schemes are treated as counting against the limits on individual or overall participation in the DB Plan.

Special Resolutions

To consider and, if thought fit, to pass Resolutions 12, 13, 14 and 15 as special resolutions of the Company:

Resolution 12

That;

(a) subject to the passing of Resolution 8 above, the directors of the Company be and are hereby empowered pursuant to section 570 of the Companies Act 2006 (the "Act") to allot equity securities (within the meaning of section 560(1) of the Act) for cash pursuant to the allotment authority conferred by Resolution 8 above as if section 561(1) of the Act or any pre-emption provisions contained in the Company's articles of association (the "Articles") did not apply to any such allotment, provided that this power shall be limited to:

(i) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the directors of the Company may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(ii) any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of equity securities up to an aggregate nominal amount of £5,762; and

(b) the power given in this Resolution:

(i) shall be in substitution for all other authorities pursuant to section 570 of the Act (or its predecessor section 95 of the Companies Act 1985 (as amended)) to the extent not utilised at the date this Resolution is passed; and

(ii) unless renewed, revoked, or varied in accordance with the Act, shall expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2011, save that the Company may before such expiry make an offer or agreement which would or might require the allotment of shares in the Company, or the grant of rights to subscribe for or to convert any security into shares in the Company, after such expiry.

Resolution 13

That the Company is generally and unconditionally hereby authorised for the purposes of section 701 of the Companies Act 2006 (the "Act") to make market purchases (within the meaning of section 693 of the Act) of any of its ordinary shares of 0.1 pence each ("ordinary shares") on such terms and in such manner as the directors of the Company may from time to time determine provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 11,524,508 representing approximately 10% of the issued share capital of the Company as at 4 March 2010;

(ii) the minimum price which may be paid for any such ordinary share is 0.1 pence, exclusive of the expenses of purchase (if any) payable by the Company;

(iii) the maximum price, exclusive of the expenses of purchase (if any) payable by the Company, which may be paid for any such ordinary share under this authority is an amount equal to 105% of the average of the middle market closing quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day of purchase; and

(iv) unless previously renewed, revoked or varied, the authority hereby conferred shall expire on the earlier of 15 months after the passing of this Resolution or at the conclusion of the Annual General Meeting of the Company to be held in 2011, but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuant of any such contract.

Resolution 14

(a) That the Company's Articles of Association be hereby amended by deleting all the provisions of the Company's Memorandum of Association which, by virtue of section 28 of the Companies Act 2006, are to be treated as provisions of the Company's Articles of Association; and

(b) that the Articles of Association produced to the meeting and initialled by the chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

Resolution 15

That, a general meeting other than an annual general meeting may be called on not less than 14 clear days notice, provided that this authority shall expire at the end of the next annual general meeting of the Company to be held in 2011.

By order of the Board



Jill Goldsmith
Company Secretary

8 March 2010

Registered Office:
Westfield House
26 Westfield Road
Edinburgh EH11 2QB

Registered in Scotland
No. SC089839

Notes

Entitlement to attend and vote

1. Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 18 May 2010 or, if this meeting is adjourned, at 6.00 p.m. on the day two days prior to the adjourned meeting (excluding any part of a day that is not a working day) shall be entitled to attend and vote at this Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 18 May 2010 or, if this meeting is adjourned, at 6.00 p.m. on the day two days prior to the adjourned meeting (excluding any part of a day that is not a working day), shall be disregarded in determining the rights of any person to attend or vote at this Annual General Meeting.

Appointment of proxies

2. Any shareholder who is entitled to attend and vote at this Annual General Meeting at the time set out in note 1 above is entitled to appoint one or more proxies to attend, speak and vote at the Annual General Meeting on his or her behalf.
3. A form of proxy is attached which to be effective must be completed and signed and received by the Company's registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR, not later than 10.00 a.m. on 18 May 2010.
4. A proxy may only be appointed using the procedures set out in these notes and the notes to the proxy form.

   In the case of a shareholder which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

   Any power of attorney or other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.
5. A proxy does not need to be a shareholder of the Company but must attend the Annual General Meeting to represent you. Details of how to appoint the Chairman of the Annual General Meeting or another person as a proxy using the proxy form are set out in the notes to the proxy form. If you wish your proxy to speak on your behalf at the Annual General Meeting you will need to appoint your own choice of proxy (not the Chairman) and give your instructions directly to them.
6. Shareholders may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, you will need to complete a separate proxy form in relation to each appointment. To request additional proxy forms, please contact the Company's Registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR. You will need to state clearly on each proxy form the number of shares in relation to which the proxy is appointed. A failure to specify the number of shares a proxy appointment relates to or specifying a number of shares in excess of those held by the shareholder will result in the proxy appointment being invalid.
7. If you are not a shareholder of the Company but you have been nominated by a shareholder of the Company to enjoy information rights, you do not have a right to appoint any proxies under the procedures set out in this "Appointment of proxies" section. Please read the section "Nominated persons" below.
8. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting.

Appointment of proxies through CREST

9. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 20 May 2010 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's ("EUI") specifications and must contain the information required for such instructions, as described in the CREST Manual, www.euroclear.com/CREST. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA19) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appointment of proxy by joint shareholders

10. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of shareholders in respect of the joint holding (the first-named being the most senior).

Changing proxy instructions

11. To change proxy instructions a new proxy appointment form should be submitted using the methods set out above. Note that the cut-off time for receipt of proxy appointments (see above) also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

    Where a proxy has been appointed using the proxy form and instructions are to be changed by using another proxy form, please contact Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR. If more than one valid proxy appointment is submitted, the appointment received last before the latest time for the receipt of proxies will take precedence.

Termination of proxy appointments

12. In order to revoke a proxy instruction, you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR. In the case of a shareholder which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice.

    The revocation notice must be received by Equiniti Limited no later than 7.00 a.m. on 20 May 2010.

    Appointment of a proxy does not preclude you from attending the Annual General Meeting and voting in person. If you have appointed a proxy and attend the Annual General Meeting in person, your proxy appointment will automatically be terminated.

Appointment of corporate representatives

13. Any corporation which is a shareholder can appoint one or more corporate representative(s) who may exercise on its behalf all of its powers as a shareholder provided that they do not do so in relation to the same shares.

Issued shares and total voting rights

14. As at 6.00 p.m. on 4 March 2010, the Company's issued share capital comprised 115,245,080 ordinary shares of 0.1 pence each. Each ordinary share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at 6.00 p.m. on 4 March 2010 is 115,245,080.

Nominated persons

15. If you are a person who has been nominated under section 146 of the Companies Act 2006 to enjoy information rights ("Nominated Person"):
    - You may have a right under an agreement between you and the shareholder of the Company who has nominated you to have information rights ("Relevant Shareholder") to be appointed or to have someone else appointed as a proxy for the Annual General Meeting.
    - If you either do not have such a right or if you have such a right but do not wish to exercise it, you may have a right under an agreement between you and the Relevant Shareholder to give instructions to the Relevant Shareholder as to the exercise of voting rights.
    - Your main point of contact in terms of your investment in the Company remains the Relevant Shareholder (or, perhaps, your custodian or broker) and you should continue to contact them (and not the Company) regarding any changes or queries relating to your personal details and your interest in the Company (including any administrative matters). The only exception to this is where the Company expressly requests a response from you.

Communication

16. Except as provided above, shareholders who have general queries about the Annual General Meeting should use the following means of communication (no other methods of communication will be accepted):
    - calling the Company on + 44 (0)131 272 7000; or
    - by email to info@wolfsonmicro.com

    You may not use any electronic address provided either:
    - in this Notice of Annual General Meeting; or
    - any related documents,

    to communicate with the Company for any purposes other than those expressly stated.

Documents on display

17. The following documents are available for inspection on any day (except Saturday, Sunday and Bank Holidays) up to and including the date of this Annual General Meeting during usual business hours at the registered office of the Company and at the offices of Shepherd and Wedderburn LLP, Condor House, 10 St. Paul's Churchyard, London, EC4M 8AL and will, on the date of this Annual General Meeting, be available for inspection at the meeting from 9.45 a.m. until the conclusion of the meeting:
    (i) the register of interests of directors (and their family interests) in the ordinary shares of 0.1 pence each of the Company;
    (ii) copies of the executive directors' service agreements and non-executive directors' letters of appointment;
    (iii) a copy of the rules of The Wolfson Microelectronics Approved SAYE Scheme;
    (iv) a copy of the rules of The Wolfson Microelectronics 2009 Staff Share Award Plan (as amended by directors' resolution);
    (v) a copy of the rules of The Wolfson Microelectronics 2010 Senior Executive Deferred Bonus Plan;
    (vi) the Company's current Memorandum and Articles of Association; and
    (vii) a copy of the proposed new Articles of Association of the Company, and a copy of the existing Articles of Association marked to show the changes being proposed in Resolution 14.

Website giving information regarding the Meeting

18. In accordance with section 311A of the Companies Act 2006, the contents of this Notice of Annual General Meeting, details of the total number of shares in respect of which members are entitled to exercise voting rights at the Meeting and, if applicable, any members' statements, members' resolutions or members' matters of business received by the Company after the date of this Notice of Annual General Meeting will be available on the Company's website at **www.wolfsonmicro.com**.

Questions at the Meeting

19. Pursuant to section 319A of the Companies Act 2006, the Company must cause to be answered at the Meeting any question relating to the business being dealt with at the Meeting which is put by a member attending the Meeting, except in certain circumstances, including if it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered or if to do so would involve the disclosure of confidential information.

Shareholders' resolutions and agenda items

20. Under section 338 and section 338A of the Companies Act 2006, shareholders meeting the threshold requirements in those sections have the right to require the Company (i) to give, to shareholders of the Company entitled to receive notice of the Meeting, notice of a resolution which may properly be moved and is intended to be moved at the Meeting and/or (ii) to include in the business to be dealt with at the Meeting any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company's constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorised by the person or persons making it, must be received by the Company not later than 8 April 2010, being the date 6 clear weeks before the Meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

Website publication of audit concerns

21. Under section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company's Accounts (including the Auditor's report and the conduct of the audit) that are to be laid before the Meeting; or (ii) any circumstance connected with an Auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company's Auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

Recommendation

The directors of the Company (the "Directors") consider that the proposals set before the meeting are in the best interests of the Company and its shareholders in general and are most likely to promote the success of the Company for the benefit of its shareholders as a whole. The Directors therefore unanimously recommend that you vote in favour of all of the resolutions set out above as they intend to do in respect of their own beneficial holdings.

Explanatory Notes

Annual Report and Accounts (Resolution 1)

The Directors are required by the Companies Act 2006 to lay before the Company at this Annual General Meeting the accounts of the Company for the financial year ended 3 January 2010, the report of the Directors, the Directors' remuneration report and the report of the Company's auditors on those accounts, and that part of the Directors' remuneration report which is required to be audited.

Remuneration Report (Resolution 2)

Listed companies must prepare a Directors' remuneration report and put a resolution to the shareholders in a general meeting. Accordingly, Shareholders are invited to approve the Directors' remuneration report which is set out in full on pages 34 to 47 of the Annual Report and Accounts 2009. The Directors' remuneration report includes details of the remuneration paid to Directors and the Company's remuneration policy for its Directors.
In accordance with the Regulations, the vote of this resolution is advisory and no Director's remuneration is conditional upon the passing of this resolution.

Re-election of Directors (Resolutions 3, 4 and 5)

The Articles require certain Directors to retire by rotation from time to time. At the Annual General Meeting in 2009, Mr Barry Michael Rose retired and was re-elected as a Director and Glenn Collinson and Joseph Michael Hickey were elected as Directors.

In accordance with the Articles, Mr Mark Cubitt, Mr Ross King Graham and Dr Alastair David Milne now retire and each makes himself eligible for re-election.

The biography and the age of each of the above-mentioned Directors are contained on pages 20 and 21 of the Company's Annual Report and Accounts 2009. The Chairman has confirmed that, following formal performance evaluation, both Mr Graham's and Dr Milne's performance continues to be effective and each demonstrates commitment to their roles, including commitment of time for Board and, in the case of Mr Graham, Committee meetings and their other duties.

Due to the valuable contribution made by all of these individuals to date and which the Company expects them to make in the future, the Board recommends the re-election of each of these Directors.

Re-appointment of Auditors (Resolution 6)

The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Resolution 6 proposes the re-appointment of KPMG Audit Plc as auditors of the Company.

Remuneration of Auditors (Resolution 7)

Resolution 7 authorises the Directors to determine the auditors' remuneration for the ensuing year.

Authority to allot ordinary shares (Resolution 8)

Under section 551 of the Companies Act 2006, Directors require shareholders' authority for allotment of shares. Shareholders last granted such general authority to the Directors at the Annual General Meeting in 2009. Such authority will expire at the end of this Annual General Meeting and Resolution 8 seeks to renew it, although the Directors have no current plans to utilise the authority.

Resolution 8 will be proposed as an ordinary resolution, to authorise the Directors to allot generally relevant securities up to a maximum nominal value of £38,415 which represents approximately 33.3% of the issued share capital of the Company as at 4 March 2010. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2011.

Approval and adoption of The Wolfson Microelectronics Approved SAYE Scheme (the "SAYE Plan") (Resolution 9)

This resolution concerns the Company's proposal to introduce a new UK HM Revenue & Customs approved savings-related share option plan. Resolution 9 sets out the full resolution to approve the SAYE Plan. Resolution 9 will be proposed as an ordinary resolution.

A summary of the main provisions of the SAYE Plan is set out in Appendix A to this Notice.

Approval of The Wolfson Microelectronics 2009 Staff Share Award Plan (Resolution 10)

The directors seek shareholder approval of the Wolfson Microelectronics 2009 Staff Share Award Plan ("the SSAP"), an employees' share scheme established by the directors in 2009 (formerly called The Wolfson Microelectronics 2009 Staff Performance Share Plan). The SSAP provides for annual discretionary awards in the form of deferred share awards to be made each year to selected employees in the form of either contingent share awards or nil-cost options over shares with a market value (at the date of award) of up to 100 per cent of an employee's rate of annual salary. Awards are made in recognition of individual performance in the year preceding that in which the award is made. Such awards vest in three equal tranches at each of the first three anniversaries of the date of award, subject to the award holder remaining employed within the Group. The principal terms of the SSAP are summarised in Appendix B.

Awards under the SSAP are made to employees who are neither directors of the Company nor senior managers and until now have been made only on the basis that they are satisfied by the transfer by the Plan Trustee of shares purchased in the market with funds contributed by the Group. It is intended that awards under the SSAP will be made only to employees other than directors and members of the senior management team. The approval of shareholders is required to ensure compliance with the requirements of US federal and state securities laws and (in accordance with the Listing Rules) to allow awards to be made to US employees and be satisfied by the issue of new shares subject to the limit (of 5 per cent) on the issue of new shares for executive share incentive schemes in any 10-year period.

Approval and adoption of The Wolfson Microelectronics 2010 Senior Executive Deferred Bonus Plan ("the DB Plan") (Resolution 11)

The directors seek shareholder approval of the Wolfson Microelectronics 2010 Senior Executive Deferred Bonus Plan ("the DB Plan"). This is a new plan which provides for annual bonuses of directors and other senior executives to be paid, if the eligible employee so elects to participate in the DB Plan, partly in shares in the Company deferred for three years, but with the prospect of an awardholder receiving additional "matching shares" after three years if he or she remains employed within the Group and corporate performance targets are met. The maximum number of matching shares which may be so awarded cannot in any event exceed twice the number of deferred shares awarded in lieu of bonus – however, in relation to any awards made under the DB Plan in 2010, it is intended that the ratio of Matching Shares will be limited to 1 for 1. Awards may be satisfied by the issue of new shares, subject to the overall limits on the issue of new shares mentioned at Note 8 in Appendix C to this Notice. The principal terms of the DB Plan are summarised in Appendix C. The performance targets proposed to be set by the Remuneration Committee in relation to Matching Shares to be awarded under the DB Plan in 2010 are described in the Remuneration Report on page 36 of the Annual Report and Accounts 2009.

Authority to allot ordinary shares for cash on a non pre-emptive basis (Resolution 12)

Under section 561 of the Companies Act 2006, if the Directors wish to allot any of the unissued ordinary shares for cash they must in the first instance offer them to existing ordinary shareholders in proportion to their ordinary shareholding. There may be occasions, however, when the Directors will need the flexibility to finance business opportunities by the issue of ordinary shares without a pre-emptive offer to existing ordinary shareholders. Shareholders last granted authority to the Directors to disapply pre-emptive rights at the Annual General Meeting in 2009. Such authority will expire at the end of this Annual General Meeting and Resolution 12 seeks to renew it.

Resolution 12, which is proposed as a special resolution, imposes a limit of approximately 5% of the issued ordinary share capital as at 4 March 2010 on the issue of new shares and the sale of any treasury shares without first offering them to existing ordinary shareholders. Resolution 12 also seeks a disapplication of the pre-emption rights on a rights issue (or other pre-emptive type issue) so as to allow the Directors to make exclusions or such other arrangements as may be appropriate to resolve legal or practical problems which, for example, might arise with overseas ordinary shareholders. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2011.

The Directors have no present intention of using the authority proposed to be granted by Resolution 12.

As at 4 March 2010, the Company did not hold any shares in treasury, being the latest practicable date prior to the publication of this document.

Authority to purchase Company's own shares (Resolution 13)

In certain circumstances, subject to the provisions of the Companies Act 2006, it may be advantageous for the Company to purchase its own shares and Resolution 13 seeks authority from shareholders to do so up to a limit of approximately 10% of the issued share capital. At the Annual General Meeting in 2009, shareholders granted the Directors authority for the Company to purchase its own shares, up to a limit of approximately 10% of the issued share capital of the Company. The current authority will expire at the end of this Annual General Meeting. Resolution 13 seeks to renew this authority to give the Company flexibility to purchase its own shares.

The Directors intend to exercise this power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and is in the best interest of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of the Company will be taken into account before deciding upon this course of action.

Any shares repurchased may either be cancelled or held by the Company as treasury shares. If any shares were held by the Company as treasury shares, no voting rights would be exercised, or dividends paid, in respect of any treasury shares.

The authority sought by Resolution 13 will expire on the earlier of 15 months after the passing of the Resolution or the conclusion of the Annual General Meeting of the Company held in 2011. The Directors intend to seek renewal of this power at subsequent Annual General Meetings.

As at 4 March 2010, there were options over 5,308,284 ordinary shares representing 4.61% of the then issued share capital of the Company. If the authority sought by Resolution 13 were exercised in full and all shares purchased by the Company were cancelled, these options would represent 5.12% of the issued share capital of the Company as at 4 March 2010.

The Company does not hold any shares in treasury as at 4 March 2010.

Adoption of new articles of association (Resolution 14)

It is proposed in Resolution 14 to adopt new articles of association (the "New Articles") in order to update the Company's current articles of association (the "Current Articles") primarily to take account of the coming into force of the Companies (Shareholders' Rights) Regulations 2009 (the "Shareholders' Rights Regulations") and the implementation on 1 October 2009 of the last parts of the Companies Act 2006.

The principal changes introduced in the New Articles are summarised in Appendix D to this Notice. Other changes, which are of a minor, technical or clarifying nature and also some more minor changes which merely reflect changes made by the Companies Act 2006 or the Shareholders' Rights Regulations, or conform the language of the New Articles with that used in the model articles for public companies produced by the Department for Business, Innovation and Skills, have not been noted in Appendix D. The New Articles showing all the changes to the Current Articles are available for inspection, as noted on page 5 of this document.

Notice of general meetings (Resolution 15)

Changes made to the Companies Act 2006 by the Shareholders' Rights Regulations increase the notice period required for general meetings of the Company to 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. Annual general meetings will continue to be held on at least 21 clear day's notice.

Before the coming into force of the Shareholders' Rights Regulations on 3 August 2009, the Company was able to call general meetings other than an annual general meeting on 14 clear days notice without obtaining such shareholder approval. In order to preserve this ability, Resolution 15 seeks such approval. The approval will be effective until the Company's next annual general meeting, when it is intended that a similar resolution will be proposed. The flexibility offered by this resolution will be used where, taking into account all the circumstances, the directors consider this appropriate in relation to the business, and merited by the time sensitive nature of the business, to be considered at the meeting and in the interests of the Company and shareholders as a whole.

Appendix A:

Summary of the principal provisions of The Wolfson Microelectronics Approved SAYE Scheme (the "SAYE Plan")

Introduction

The aim of the Remuneration Committee of the directors of the Company ("the Remuneration Committee") is to develop and implement remuneration policies which provide an appropriate motivational framework and help to align the interests of the executive directors and employees with the performance of the business and the interests of shareholders. As part of this exercise, the Remuneration Committee has decided that the introduction of an all-employee savings related share option plan is key to supporting the business strategy in the future. The SAYE Plan will have a duration of 10 years.

The Company is now seeking the necessary approval of the Company's shareholders at the AGM and wishes to inform shareholders of the terms of the SAYE Plan.

The SAYE Plan will provide for the grant of options, linked to savings contracts, by the Company or the Trustee as appropriate, to subscribe for, or to purchase, Ordinary Shares in the Company ("Shares"). The SAYE Plan has been submitted for approval to HM Revenue & Customs under Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"). HM Revenue & Customs has informally indicated that the SAYE Plan rules are in a form capable of HM Revenue & Customs approval. The board of directors retains the right to make such changes to the SAYE Plan as may be necessary or expedient to obtain such approval.

The SAYE Plan will be administered by the Remuneration Committee. The key terms of the SAYE Plan are set out below.

Participation

All UK resident and ordinarily resident employees and full time executive directors (i.e. directors who spend at least 25 hours per week in the performance of their duties) of the Company and its subsidiaries who have completed a specified qualifying period of employment (not exceeding 5 years) will be eligible to participate in the SAYE Plan.

The Remuneration Committee has the discretion to allow other employees to participate.

Grant of options

Invitations to apply for the grant of an option
Employees may, at the discretion of the Remuneration Committee, be invited to apply for 3 or 5 year options. It is intended that initial invitations will invite the employees to apply for 3 year options.

Participants will not have to make a payment for the grant of an option.

Grant of an option linked to a savings contract
All options will be granted on condition that employees enter into a linked savings contract with a savings provider nominated by the Remuneration Committee and approved by HM Revenue & Customs. Under such contracts, employees must save between £5 and £250 per month (or such other limit as is introduced under such contracts from time to time). Such sums will be deducted from the participant's net pay.

Timing of option grants
The Remuneration Committee may procure that invitations are issued to apply for options under the SAYE Plan during the period beginning with the date of adoption of the SAYE Plan by the Company and ending 42 days after the date on which the SAYE Plan is formally approved by HM Revenue & Customs.

Thereafter, the Remuneration Committee may issue invitations to apply for Options within a period of 42 days commencing on:

1. the dealing day following the announcement of the Company's results for any period; or
2. the dealing day on which any dealing restriction which prohibits the making of invitations lifts; or
3. the occurrence of exceptional circumstances which the Remuneration Committee considers justify making an invitation to apply for options.

Exercise price and the number of shares subject to an option
The exercise price will be set at not less than the higher of (i) 80% of the market value of a share and (ii) in the case of an option to subscribe, the nominal value of an ordinary share.

If the Remuneration Committee so determines, the exercise price may be determined by reference to the average middle market quotation of an ordinary share in the Company for the three dealing days following the announcement of the Company's results for any period. Where such averaging is used, the invitation period will commence on the fourth dealing day following the announcement of the Company's results.

The number of Shares subject to an option will be the maximum number of Shares which can be acquired at the exercise price based on the aggregate of contributions to the savings contract and the bonus earned (if any) on maturity of the savings contract.

Both the number of Shares subject to an option and the exercise price may be adjusted by the Remuneration Committee with the agreement of HM Revenue & Customs to take account of any capitalisation, rights issue, consolidation, sub-division of shares, or reduction of share capital or other variation of the Company's share capital.

In the event that applications for options exceed the number of Shares available, the Remuneration Committee shall scale down the applications.

Options will be granted within 30 days of the first dealing day by reference to which the market value of the Shares is determined for the purposes of the SAYE Plan, or of the date of invitation. If scaling down is necessary the period shall be extended to 42 days.

Exercise of Options

There will be no performance conditions attaching to options.

The proceeds of the savings contract may be used to fund the exercise of Options. Normally, options may be exercised no earlier than the date on which a bonus is payable under the relevant savings contract (the "Bonus Date") and no later than six months after the Bonus Date. Options may be exercised prior to the Bonus Date for a limited period upon the occurrence of certain other events set out in the rules of the SAYE Plan. These include where the participant reaches the specified age (which has been set at 60 years of age) or ceases to be an employee due to injury or disability, redundancy or retirement, or his employment or employing company being transferred outside the Group.

If more than three years after the date of grant a participant ceases employment for any other reason, he will have the opportunity to exercise his options within six months of the date of cessation of employment.

If a participant dies before the maturity of the related savings contract, his option may be exercised by his personal representatives within 12 months of his death.

Lapse of Options

Generally, any option not exercised by the day falling six months after the date on which it first becomes capable of exercise will lapse.

If within three years following the date of grant, a participant ceases employment for any reason other than injury or disability, redundancy, retirement, or his employment or employing company being transferred outside the Group, the option will lapse on the date of cessation of employment with the Group.

If a participant gives notice that he intends to stop paying monthly contributions under the savings related contract, or is deemed to have given such notice or makes an application for the return of his accumulated savings, the participant's option will lapse.

A participant's option will also lapse if he is adjudicated bankrupt.

To the extent that an option is not exercised by a participant's personal representatives within 12 months of his death, the option will lapse.

Takeover, reconstruction and winding-up

Options will also become exercisable on a change of control, reconstruction or voluntary winding up of the Company, on the date a participant's employing company ceases to be under the control of the Company or on a sale or transfer of a business or part of a business which results in the participant's employment no longer being with a group company.

On a change of control or reconstruction of the Company, an Option may, with consent of the company acquiring control, be released in consideration of the grant of equivalent rights over shares of the acquiring company or company associated with it.

Options which are not exercised within the prescribed time periods following such events will normally lapse.

Source of shares

The SAYE Plan allows options to be granted by the Company over unissued Shares or treasury shares, or by the trustee of the Company's employees' share trust over Shares purchased on the market.

Limitations on Grant

In any 10 year period, the aggregate number of Shares which may be issued or are issuable or treasury shares which remain re-issuable under the SAYE Plan and any other employees' share scheme established by the Company may not exceed 10 per cent of the issued ordinary share capital of the Company. For these purposes, Shares in respect of which options were granted before 21 October 2003 (when Shares in the Company were admitted to the Official List) shall be left out of account.

No options may be granted under the SAYE Plan which would cause this limit to be breached.

Administration and Amendment

The Remuneration Committee will administer the SAYE Plan and may delegate such administration to other persons as it sees fit. The savings provider will administer the operation of the savings contract. The Board of Directors of the Company may amend the rules of the SAYE Plan in any respect provided that:

(a) no alteration or addition to the advantage of any existing participant or person eligible to participate in the SAYE Plan may be made to the provisions of the SAYE Plan concerning:

(i) the class of persons who may benefit under the Plan;

(ii) the limit on the number of Shares available under the Plan; or

(iii) the adjustment of options to take account of any capitalisation issue, rights issue or open offer, sub-division or consolidation of Shares or reduction of capital or any other variation of capital

without prior approval of the shareholders of the Company in general meeting;

(b) prior approval of the shareholders of the Company in general meeting is not required in respect of an alteration which is a minor amendment to benefit the administration of the SAYE Plan, to take account of any changes in legislation or to obtain or maintain favourable (or avoid unfavourable) tax, exchange control or regulatory treatment of the Company, subsidiary or any participant;

(c) after formal approval and whilst the SAYE Plan is approved and is intended to remain approved by HM Revenue & Customs, no amendment to any key feature shall have effect until approved by HM Revenue & Customs. A key feature is a feature which is necessary to comply with Schedule 3 to ITEPA and the relevant legislation; and

(d) where a change would have a material adverse effect on participants, no such change may be effective unless a majority of the participants so affected agrees in writing to the change.

The Remuneration Committee may at any time without further formality establish other employees' share schemes to apply in overseas territories governed by rules similar to the SAYE Plan but modified to take account of local rules, regulations and practice provided that any shares issued or issuable under such plans shall be treated as counting against any limits on overall participation in the SAYE Plan.

Voting, Dividend, Transfer and other rights

Until Options are exercised, participants have no voting or other rights in respect of the Shares under their Option. Shares issued or transferred under the SAYE Plan shall rank pari passu in all respects with Shares already in issue except they will not rank for any dividend or other distribution paid or made by reference to a record date prior to the date of allotment or transfer.

Application will be made to The London Stock Exchange Plc for the admission of such Shares to the Official List.

Options are not transferable or assignable. Any benefits provided under the SAYE Plan will not be pensionable.

Termination

The SAYE Plan may be terminated at any time by a resolution of the Remuneration Committee and shall in any event terminate on the tenth anniversary of the date on which the SAYE Plan is approved by the Company in general meeting.

Termination shall not affect outstanding rights of participants.

Appendix B:

Summary of the principal provisions of The Wolfson Microelectronics 2009 Staff Share Award Plan (the "SSAP")

Deferred Share Awards

1. Under the SSAP, awards may be made each year to selected employees on a discretionary basis in the form of either contingent awards of free Shares (an "Award") or nil-cost options to acquire Shares. In either case, Awards vest in three equal tranches upon the first three anniversaries of the award date. Contingent Award Shares are issued by the Company or transferred by the Plan Trustee, as applicable, as soon as practicable after they have become vested. A nil-cost option may be exercised in respect of vested Shares at any time up to the tenth anniversary of the Award date. Awards are made on the basis of individual performance and, once made, are contingent only upon continuing employment within the Group. When an Award is made, the Directors may provide that when the Award Shares are acquired by the employee, he or she will then be awarded additional Shares acquired by the reinvestment of dividends paid on the Award Shares since the date of award. Awards may normally only be made in a period of 42 days beginning with the fourth dealing day following an announcement of the Company's results. No Award may be made after 16 February 2016.

Individual limit on Awards

2. There is a limit, of 100 per cent of an employee's salary, on the market value of Shares in respect of which Awards may be made to an employee in any year, except that if an employee is required to bear the cost of employer's NICs on the gain on exercise of a Nil-Cost Option, the number of Award Shares may be increased to compensate for that cost.

Limit on the issue of new shares

3. The Company may issue new shares for the purpose of satisfying Awards, but the number of Shares which may on any day be so issued, when added to Shares previously issued for the purposes of this Plan and the number of Shares issued or in respect to which rights to subscribe for Shares have previously been granted (and which, if not exercised, have not lapsed) in the period of 10 years ending on that day for the purposes of any other discretionary executive share incentive scheme shall not exceed 5 per cent of the issued share capital of the Company on that day. In addition, the number of Shares so issued or in respect of which rights to subscribe for Shares have previously been granted (and which, if not exercised, have not lapsed) in the period of 10 years ending on that day for the purposes of this and any other employees' share scheme shall not exceed 10 per cent of the issued share capital of the Company on that day. For these purposes, Shares in respect of which options were granted before 21 October 2003 (when Shares in the Company were admitted to the Official List) shall be left out of account.

Leaving employment

4. If an Awardholder leaves after the third anniversary of the date of award, then vested Shares will be transferred to him and any vested Nil-Cost Option must be exercised within 12 months of leaving. If after the first anniversary of the Award date, an Award holder leaves the Group by reason of injury, ill-health, disability, death, retirement or the business or subsidiary in which he works being sold outside the Group, then he is entitled to vested Award Shares and a proportion (corresponding to such proportion of the 3-year period as fell before the leaving date), or such greater proportion as the Directors may specify, of the unvested Award Shares. If an Awardholder leaves the Group for any other reason then, unless the Directors otherwise determine, he or she forfeits any entitlement to Award Shares.

Corporate event

5. Awards may vest early in the event of a demerger, statutory reconstruction or change of control (takeover) of the Company.

Variation of share capital

6. In the event of a capitalisation, rights issue or open offer, sub-division, consolidation of Shares or reduction of capital or any other variation in the share capital of the Company, the Committee may make such proportional adjustment as it considers appropriate to the number of Shares in respect of which an Award subsists provided that, in the case of any variation other than a sub-division, consolidation or capitalisation issue, independent advisers have confirmed that the proposed adjustment is fair and reasonable.

Amendment of the SSAP

7. The Remuneration Committee may amend the SSAP. However, the provisions relating to eligibility, limitations on the making of awards and the basis for determining a participant's entitlement to acquire Shares, and the adjustment of such entitlements in the event of a capitalisation issue, rights issue or open offer, sub-division or consolidation of Shares or reduction of capital or any other variation of capital, cannot be altered to the advantage of participants without the prior approval of shareholders of the Company in general meeting, except for minor amendments to benefit the administration of the SSAP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Plan or for any member of the Group.

Appendix C:

Summary of the principal terms of The Wolfson Microelectronics 2010 Senior Executive Deferred Bonus Plan ("the DB Plan")

Deferred Share Bonus Awards

1. Under the DB Plan, part of an annual bonus to be paid to a director of the Company ("Director"), or other senior executive of a member of the Group, may, if the Directors or, in the case of a bonus for a Director, the Remuneration Committee so determines and if the employee so requests, be taken in the form of Shares in the Company on either a net (after tax) or gross (before tax) basis (a "Deferred Share Bonus Award"). If the award is to be on a net basis, the net amount of such bonus (after deduction of tax) is applied in the acquisition of Shares at their market value by the trustee of the Company's employees' share trust ("the Plan Trustee") to be held (as bare trustee) on behalf of the participant. If the award is to be on a gross basis, the employer company will pay the gross amount to the Plan Trustee which will acquire Shares, at their market value, for transfer to the participant after 3 years if he or she then remains employed within the Group and has not then given or received notice of termination of employment. In this case, income tax and NICs will be charged on the value of the Shares when they are transferred. Awards may normally only be made within the period of 42 days following an announcement of the Company's results. Benefits under the DB Plan are not pensionable. No Award may be made after 20 May 2020.

Matching Share Awards

2. When making a Deferred Share Bonus Award, the Directors (or, in the case of a director, the Committee), may determine that, if or insofar as pre-set targets relating to the performance of the Company over 3 years (beginning with that in which the award is made), are met and the participant remains employed within the Group, the Company will then procure the transfer to the participant of a number of additional Shares ("a Matching Share Award"). The number of such additional Shares ("Matching Shares") shall not in any event exceed twice the number of shares in respect of which the corresponding Deferred Share Bonus Award is made (or, if it was made on a net basis, the number of Shares in respect of which it would have been made if the gross amount had been applied in the acquisition of Shares). In relation to Deferred Share Bonus Awards made in 2010, it is intended that the ratio of Matching Shares will be limited to 1 for 1.

Performance-linking of Matching Share Awards

3. The performance targets proposed to be set in relation to Matching Share Awards to be made in 2010 are the same as those to be set in relation to awards made in 2010 under the Company's Performance Share Plan and are described in the Remuneration Report on page 36 of the Annual Report and Accounts 2009. Notwithstanding the achievement in part or in full of the performance target, the Committee may reduce the number of Matching Shares to be transferred if it is of the opinion that the underlying financial performance of the Company is such that it would be contrary to the best interests of the Company and its shareholders for a participant to acquire all of the vested Matching Award Shares. Likewise, the Committee may determine that, having regard to the underlying financial performance of the Company, some, or an enhanced proportion of the Matching Shares shall be transferred notwithstanding that the performance target has not been met in full.

Lapse of Matching Share Awards

4. If the participant requests the Plan Trustee to dispose of any of the Deferred Bonus Award Shares, the Matching Share Award will lapse in respect of a corresponding proportion of the Matching Shares.

Dividends on Award Shares

5. The Directors may determine, when an Award is made, that when any Shares are transferred, the participant may be paid either an additional cash sum not exceeding the amount of dividends paid on the Shares, or such additional Shares as could have been (or were in fact) acquired by the reinvestment of dividends paid on those Shares, since the date of award.

Leaving employment

6. If a participant leaves the Group by reason of death, injury, ill-health, disability, redundancy, retirement or the business or subsidiary in which he works being sold outside the Group, then the Plan Trustee will release all of the Shares in respect of which a Deferred Share Bonus Award was made to that participant on a net basis, and transfer all of the Shares in respect of which a Deferred Share Bonus Award was made on a gross basis. In this event, the Company will also either procure the transfer after the end of the 3-year performance period of a proportion (corresponding to such proportion of the 3-year performance period as fell before the leaving date) of such of the Matching Shares as then become vested in consequence of the performance target being met or, if the Directors so determine, as soon as practicable after the leaving date, procure the transfer to the participant of a time-apportioned proportion of such of the Matching Shares as are then deemed to become vested, having regard to the extent to which the Company is likely to meet the performance target. If a participant leaves by reason of misconduct, then Deferred Share Bonus Award Shares shall be released after the end of the deferral period and any entitlement to Matching Shares will immediately lapse. If a participant leaves the Group for any other reason, then, unless the Remuneration Committee otherwise determines, Shares in respect of which a Deferred Share Bonus Award was made shall be released after the end of the deferral period and entitlement to any Matching Shares will immediately lapse.

Corporate events

7. If there occurs a demerger, statutory reconstruction or change of control (takeover) of the Company, then the Remuneration Committee shall determine to what extent any performance target shall then be deemed to be satisfied, having regard to the period which has elapsed since the Award Date, the actual performance of the Company and its progress towards meeting any performance target. The Company may (or, in the case of a change of control, shall) procure that all of the Deferred Share Bonus Award Shares are then released or transferred and that the Plan Trustee transfers to each participant a time-apportioned proportion of such of the Matching Shares as become vested in consequence of the performance target then being deemed by the Remuneration Committee to be met.

Limit on the issue of new shares

8. The Company may issue new Shares for the purpose of satisfying awards made under the Plan, but the number of Shares which may on any day be so issued, when added to shares previously issued for the purposes of this Plan and the number of Shares issued or in respect to which rights to subscribe for Shares have previously been granted (and which, if not exercised, have not lapsed) in the period of 10 years ending on that day for the purposes of any other discretionary executive share incentive scheme shall not exceed 5 per cent of the issued share capital of the Company on that day. In addition, the number of Shares so issued or in respect of which rights to subscribe for Shares have previously been granted (and which, if not exercised, have not lapsed) in the period of 10 years ending on that day for the purposes of this and any other employees' share scheme shall not exceed 10 per cent of the issued share capital of the Company on that day. For these purposes, Shares in respect of which options were granted before 21 October 2003 (when Shares in the Company were admitted to the Official List) shall be left out of account.

Variation of share capital

9. In the event of a capitalisation, rights issue or open offer, sub-division, consolidation of shares or reduction of capital or any other variation in the share capital of the Company, the Remuneration Committee may make such adjustment as it considers appropriate to the number of Shares in respect of which a Matching Share Award subsists provided that, in the case of any variation other than a sub-division, consolidation or capitalisation issue, independent advisers have confirmed that the proposed adjustment is fair and reasonable.

Amendment of the DB Plan

10. The Remuneration Committee may amend the DB Plan. However, the provisions relating to eligibility, limitations on the making of awards and the basis for determining a participant's entitlement to acquire Shares, cash or other benefits and the adjustment of such entitlements in the event of a capitalisation issue, rights issue or open offer, sub-division or consolidation of Shares or reduction of capital or any other variation of capital, cannot be altered to the advantage of participants without the prior approval of shareholders in general meeting, except for minor amendments to benefit the administration of the DB Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Plan or for any member of the Group.

These summaries in Appendices A, B and C do not form part of the rules of the SAYE Plan, the SSAP or the DB Plan and should not be taken as affecting the interpretation of their detailed terms and conditions. The directors of the Company reserve the right up to the time of the Annual General Meeting to make such amendments and additions to the rules of the SAYE Plan, the SSAP and the DB Plan as may be necessary to take account of comments of the UK Listing Authority and otherwise, provided that such amendments do not conflict in any material respect with these summaries.

Appendix D:

Explanatory notes of principal changes to the Company's Articles of Association

The Company's objects

The provisions regulating the operations of the Company are currently set out in the Company's memorandum and articles of association (the "Current Articles"). The Current Articles contain, among other things, the objects clause in the memorandum which sets out the scope of the activities the Company is authorised to undertake. This is drafted to give a wide scope.

The Companies Act 2006 (the "Act") significantly reduces the constitutional significance of a company's memorandum. The Act provides that a memorandum will record only the names of subscribers and the number of shares each subscriber has agreed to take in the company. Under the Act the objects clause and all other provisions which are contained in a company's memorandum, for existing companies at 1 October 2009, are deemed to be contained in the company's articles of association but the company can remove these provisions by special resolution.

Further the Act states that unless a company's articles provide otherwise, a company's objects are unrestricted. This abolishes the need for companies to have objects clauses. For this reason, the Company is proposing to remove its objects clause together with all other provisions of its memorandum which, by virtue of the Act, are treated as forming part of the Company's articles of association as of 1 October 2009. Paragraph (a) of Resolution 14 confirms the removal of these provisions for the Company. As the effect of this resolution will be to remove the statement currently in the Company's memorandum of association regarding limited liability, the proposed articles of association (the "New Articles") also contain an express statement regarding the limited liability of shareholders.

Articles which duplicate statutory provisions

Provisions in the Current Articles which replicate provisions contained in the Companies Act 2006 are in the main to be removed in the New Articles. This is in line with the approach advocated by the Government that statutory provisions should not be duplicated in a company's constitution.

Change of name

Under the Companies Act 1985 (the "1985 Act"), a company could only change its name by special resolution. Under the Act a company will be able to change its name by other means provided for by its articles. To take advantage of this provision, the New Articles enable the directors to pass a resolution to change the company's name.

Authorised share capital and unissued shares

The Act abolishes the requirement for a company to have an authorised share capital and the New Articles reflect this. Directors will still be limited as to the number of shares they can at any time allot because allotment authority continues to be required under the Act, save in respect of employee share schemes.

Redeemable shares

Under the 1985 Act, if a company wished to issue redeemable shares, it had to include in its articles the terms and manner of redemption. The Act enables directors to determine such matters instead provided they are so authorised by the articles. The New Articles contain such an authorisation. The Company has no plans to issue redeemable shares but if it did so the directors would need shareholders' authority to issue new shares in the usual way.

Authority to purchase own shares, consolidate and sub-divide shares, and reduce share capital

Under the 1985 Act, a company required specific enabling provisions in its articles to purchase its own shares, to consolidate or sub-divide its shares and to reduce its share capital or other undistributable reserves as well as shareholder authority to undertake the relevant action. The Current Articles include these enabling provisions. Under the Act a company will only require shareholder authority to do any of these things and it will no longer be necessary for articles to contain enabling provisions. Accordingly, where possible, the relevant enabling provisions have been removed in the New Articles.

Provision for employees on cessation of business

The Act provides that the powers of the directors of a company to make provision for a person employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or transfer to any person of the whole or part of the undertaking of the company or that subsidiary, may only be exercised by the directors if they are so authorised by the company's articles or by the company in general meeting. The New Articles provide that the directors may exercise this power.

Use of seals

Under the 1985 Act, a company required authority in its articles to have an official seal for use abroad. Under the Act, such authority will no longer be required. Accordingly, the relevant authorisation has been removed in the New Articles.

The New Articles provide an alternative option for execution of documents (other than share certificates). Under the New Articles, when the seal is affixed to a document it may be signed by one director in the presence of a witness, whereas previously the requirement was for signature by either a director and the secretary or two directors or such other person or persons as the directors may approve.

Suspension of registration of share transfers

The Current Articles permit the directors to suspend the registration of transfers. Under the Act share transfers must be registered as soon as practicable. The power in the Current Articles to suspend the registration of transfers is inconsistent with this requirement. Accordingly, this power has been removed in the New Articles.

Vacation of office by directors

The Current Articles specify the circumstances in which a director must vacate office. The New Articles update these provisions to reflect the approach taken on mental and physical incapacity in the model articles for public companies produced by the Department for Business, Innovation and Skills.

Voting by proxies on a show of hands

The Shareholders' Rights Regulations have amended the Act so that it now provides that each proxy appointed by a member has one vote on a show of hands unless the proxy is appointed by more than one member in which case the proxy has one vote for and one vote against if the proxy has been instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution. The Current Articles have been amended to reflect these changes.

Voting by corporate representatives

The Shareholders' Rights Regulations have amended the Act in order to enable multiple representatives appointed by the same corporate member to vote in different ways on a show of hands and on a poll. The New Articles contain provisions which reflect these amendments.

Adjournments for lack of quorum

Under the Act as amended by the Shareholders' Rights Regulations, general meetings adjourned for lack of quorum must be held at least 10 clear days after the original meeting. The Current Articles have been changed to reflect this requirement.

Voting record date

Under the Act as amended by the Shareholders' Rights Regulations, the Company must determine the right of members to vote at a general meeting by reference to the register not more than 48 hours before the time for the holding of the meeting, not taking account of days which are not working days. The Current Articles have been amended to reflect this requirement.

General

Generally the opportunity has been taken to bring clearer language into the New Articles and in some areas to conform the language of the New Articles with that used in the model articles for public companies produced by the Department for Business, Innovation and Skills.

Wolfson Microelectronics plc – Form of Proxy – Annual General Meeting

for use at the Annual General Meeting of the Company to be held at 26 Westfield Road, Edinburgh EH11 2QB, on 20 May 2010 at 10.00 a.m. or at any adjournment thereof.

I/We ____ [BLOCK CAPITALS PLEASE]

of ______________________________ being (a) shareholder(s) of the Company entitled to vote and attend at General Meetings

of the Company hereby appoint the Chairman of the Meeting or (see Note 3 overleaf) ______________________

to act as my/our proxy to attend, speak and to vote as directed (or in the event that no direction is given to vote at his or her discretion) on my/our behalf at the Annual General Meeting to be held at 26 Westfield Road, Edinburgh, EH11 2QB on 20 May 2010 at 10.00 a.m. or at any adjournment thereof.

Number of ordinary shares in respect of which the proxy is appointed (see Note 4 overleaf) [*]

Please mark this box with an 'X' if this proxy appointment is one of multiple appointments being made. [ ]
For the appointment of more than one proxy, please refer to Note 4 overleaf.

fold

I/we direct my/our proxy to vote on the resolutions as I/we have indicated by marking the appropriate box with an 'X'. If no indication is given, my/our proxy will vote or abstain from voting at his or her discretion and I/we authorise my/our proxy to vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting.

	ORDINARY RESOLUTIONS	FOR	AGAINST	WITHHELD (see Note 15 overleaf)
1	To receive the accounts of the Company for the year ended 3 January 2010 together with the reports of the directors and auditors.			
2	To approve the directors' remuneration report set out in the Annual Report and Accounts 2009.			
3	To re-elect Mark Cubitt as a director of the Company.			
4	To re-elect Ross King Graham as a director of the Company.			
5	To re-elect Alastair David Milne as a director of the Company.			
6	To re-appoint KPMG Audit Plc as auditors of the Company.			
7	To authorise the directors of the Company to determine the remuneration of the auditors.			
8	To authorise the directors of the Company to allot relevant securities pursuant to Section 551 of the Companies Act 2006.			
9	To approve and adopt The Wolfson Microelectronics Approved SAYE Scheme.			
10	To approve The Wolfson Microelectronics 2009 Staff Share Award Plan.			
11	To approve and adopt The Wolfson Microelectronics 2010 Senior Executive Deferred Bonus Plan.			
	SPECIAL RESOLUTIONS			
12	To authorise the directors of the Company to allot equity securities for cash as if Section 561 of the Companies Act 2006 or any pre-emption provisions contained in the Articles of Association did not apply.			
13	To authorise the Company to make market purchases of its ordinary shares of 0.1 pence each.			
14	To adopt the new Articles of Association of the Company.			
15	To authorise the Company to call a general meeting other than an Annual General Meeting on not less than 14 clear days notice.			

fold

Please return this Form of Proxy, duly completed and signed, to Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR so as to be received not later than 48 hours before the time fixed for holding the Annual General Meeting (or adjourned meeting).

Dated ____________________ 2010 Signed ______________________________

(See Note 10 overleaf) or Common Seal (See Note 7 overleaf)

Notes to the proxy form:

1. As a member of the Company you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes.
2. Appointment of a proxy does not preclude you from attending the Annual General Meeting and voting in person. If you have appointed a proxy and attend the Annual General Meeting in person, your proxy appointment will automatically be terminated.
3. A proxy does not need to be a member of the Company but must attend the Annual General Meeting to represent you. To appoint as your proxy a person other than the Chairman of the Annual General Meeting, insert their full name in the box. If you sign and return this proxy form with no name inserted in the box, the Chairman of the Annual General Meeting will be deemed to be your proxy. Where you appoint as your proxy someone other than the Chairman, you are responsible for ensuring that they attend the Annual General Meeting and are aware of your voting intentions. If you wish your proxy to make any comments on your behalf, you will need to appoint someone other than the Chairman and give them the relevant instructions directly.
4. You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share.
   - To appoint the Chairman as your sole proxy in respect of all of your shares, fill in any voting instructions and sign and date the form of proxy – leave all other proxy appointment details blank.
   - To appoint a single proxy other than the Chairman in respect of all of your shares, delete the words "the Chairman of the Meeting or (see Note 3 overleaf)" and insert the name of your proxy in the space provided.
   - To appoint more than one proxy, you will need to complete a separate proxy form in relation to each appointment. To request additional proxy forms, please contact the Company's Registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR. Please indicate, in the box (marked "*") next to the proxy holder's name, the number of shares in relation to which you authorise them to act as your proxy. Please also indicate, by marking the next box on the proxy form, if the proxy instruction is one of multiple instructions being given. All forms of proxy must be signed and should be returned to Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR. A failure to specify the number of shares a proxy appointment relates to or specifying a number of shares in excess of those held by the shareholder will result in the proxy appointment being invalid.
5. To direct your proxy how to vote on the resolutions mark the appropriate box with an 'X'. To abstain from voting on a resolution, select the relevant "Vote withheld" box. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting.
6. To appoint a proxy using this form, the form must be:
   - completed and signed;
   - sent or delivered to Equiniti Limited at Aspect House, Spencer Road, Lancing, BN99 6ZR; and
   - received by Equiniti Limited no later than 48 hours before the time fixed for holding the Annual General Meeting, or any adjournment thereof.
7. In the case of a shareholder which is a company, this proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.
8. Any power of attorney or any other authority under which this proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.
9. CREST members who wish to appoint a proxy or proxies by using the CREST electronic appointment service may do so by using the procedures described in the CREST Manual, www.euroclear.com/CREST. To be valid, the appropriate CREST message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must be transmitted so as to be received by our agent (ID RA19) by the latest times for receipt of proxy appointments specified in the Notice of Annual General Meeting. See the notes to the Notice of Annual General Meeting for further information on proxy appointment through CREST.
10. In the case of joint holders, the signature of any one of them on the Form of Proxy will suffice, but the names of all should be shown. Where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior).
11. As an alternative to completing this hard-copy proxy form, you can appoint or revoke a proxy electronically by using the procedures described in the CREST Manual, www.euroclear.com/CREST (as outlined in Note 9 above).
12. You may not use any electronic address provided in this proxy form to communicate with the Company for any purposes other than those expressly stated.
13. If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.
14. For details of how to change your proxy instructions or revoke your proxy appointment see the notes to the Notice of Annual General Meeting.
15. A vote withheld is not a vote in law and will not be counted in the calculations of the proportion of votes "for" and "against" the resolution.

Key Performance Indicators

34

2009 product launches

During the year Wolfson successfully launched 34 new devices (2008: 17).

Annual revenue ($m)



Revenue

Number of new products launched



Number of new products launched

Summary of profit and costs* (as a % of revenue)



Gross margin
Distribution & selling costs
R&D expenses
Admin expenses
Underlying* operating profit / (loss)

* Excludes: exceptional charges, amortisation of acquired intangible assets and share-based payment charges

Accuracy of product development project schedules* (%)



Accuracy of product development schedules* (%)
Average for 2009

* Based on the number of project milestones per year

Chairman's Statement

Michael Ruettgers, Chairman

In my statement last year, I mentioned that 2008 had been a challenging year, not just for Wolfson but for the entire global economy. The difficult macroeconomic situation has continued through 2009. However, Wolfson has not been idly waiting for conditions to improve; rather, we believe it is in the best interests of all stakeholders in the Company to continue to develop new devices and to explore new market opportunities. With that in mind, our primary goal in 2009 was to bring new technologies and devices to market and to refresh our product portfolio, while also conserving cash.

2009: 250 design-ins by application (%)

- Mobile phones (35%)
- Home audio and Blu-ray (17%)
- Portable media players and portable navigation devices (12%)
- Multi-functional printers (11%)
- PCs and Netbooks (8%)
- Digital still cameras (7%)
- eBook readers (3%)
- Gaming consoles (2%)
- Headsets (2%)
- Others (3%)



We have managed the business prudently in difficult trading conditions, finishing the year with a cash and short-term deposits balance of $98m, compared to $92m at the end of 2008, and no debt – an enviable position in such challenging times. In addition, we have reduced overheads and have carefully managed the balance sheet resulting in a net cash inflow from working capital of $11.8m.

Whilst keeping a tight rein on total costs, we increased our underlying sterling-based R&D spend and launched 34 new devices to our global customers during 2009; double the number launched the year before. We have continued to refresh and add to our compelling Wolfson AudioPlus™ portfolio, which integrates incremental and complementary technologies into powerful, more efficient and highly optimised devices and solutions. Wolfson's commitment to, and funding of, planned R&D activities combined with the introduction of so many exciting new devices meant that we exited 2009 with a much stronger product portfolio. We have improved the breadth and depth of our product offering, enabling us to deliver components and solutions that add real value for our customers.

A consequence of the refresh of our product portfolio is an increase in our addressable market. A year ago, we indicated our intention, through the continued implementation of our Wolfson AudioPlus™ portfolio, to treble our Serviceable Addressable Market (SAM) from $1bn in 2009 to $3bn in 2012. We estimate now that our new products launched in 2009 will increase the SAM again to around $5bn by 2012. This increase in SAM provides the opportunity for Wolfson to deliver strong financial results as our product flow grows and market conditions improve.

As digital applications converge and consumers demand ever more features from their electronic products, we are building even stronger relationships with our customers and partners to deliver effective solutions that help our customers bring their products to life.

Wolfson continues to innovate in the core audio component areas for which we are renowned, whilst bringing to market new, leading-edge technologies like Micro-Electro-Mechanical Systems (MEMS) microphones, architecture-defining audio hub systems and revolutionary noise cancellation solutions. As we combine our devices to provide complete solutions, help our partners to



> We have improved the breadth and depth of our product offering, enabling us to deliver components and solutions that add real value for our customers.
>
> Michael Ruettgers
> **Chairman**

integrate these solutions into their products, improve their time to market, deliver better performance and increase their cost competitiveness, we enable our customers to differentiate their new consumer electronics products.

The Board of Directors and the senior management team have recently identified a number of business priorities for the Company in the next few years. These include extending our leadership position in high-performance audio, further establishing our category-defining audio hubs for mobile phones and portable media products, capitalising on our unique and revolutionary noise cancellation technology, and leveraging our MEMS capability across more real world interface transducers.

We believe that by focussing on these priorities, and continuing to innovate and deliver compelling solutions to our customers, Wolfson should achieve further design-ins with existing customers and attract new customers, all of which should result in renewed growth.

The challenging economic environment coupled with previously announced design losses made 2009 an especially tough trading year for Wolfson, and we reported revenues of $121.3m for the year (2008: $198.2m). However, customer response to the new devices introduced during the year has been very encouraging. This is evident by our selection for many new end products by both existing and new customers across the application areas we serve. Particularly pleasing has been the continued adoption of our audio devices in the mobile phone segment, and we are working with all Tier 1 and a significant number of Tier 2 handset manufacturers. Contributing 30% of the Company revenue in 2009, this application sector is now our largest.

Strong customer relationships, a healthy pipeline of design opportunities, and our record-breaking 250 design-ins across our portfolio are building a solid foundation for an accelerating recovery, and collectively underscores our confidence of returning to significant growth in the second half of 2010.

As a technology business, it is important that Wolfson attracts, develops and retains people with the appropriate skills to take the company forward. We have a world-class design team surrounded by enthusiastic and experienced support teams across the globe.

I am also pleased to report that during 2009, Wolfson attracted significant new talent from many of the world's leading high technology companies.

It is also important that the company creates an efficient and effective working environment to help maximise the potential of our employees. For this reason, we have recently consolidated our High Wycombe and Swindon operations in the UK into a new facility at Newbury. I would like to thank the staff at these sites for their cooperation during the move and wish them every success in their new home.

In November, we officially opened our new Semiconductor Development Centre in Yokohama, Japan. The Development Centre is staffed by a team of experienced mixed-signal engineers and I welcome them to the Wolfson family. The prime objectives of the team are to expand and enhance Wolfson's portfolio and to offer our Japanese customers the very best technical support. Japan is acknowledged as the testing ground for many new and innovative consumer electronics products, and a strong presence there will ensure our continued success in that important market and with those partners.

This has been a demanding year for management and employees alike – a transition such as the one Wolfson is undergoing can feel unrewarding until the financial results announced externally begin to reflect the very considerable endeavours and unseen progress within. I would like to thank the whole team for their dedication and hard work, for staying focussed during what has been a challenging year, and for creating an exciting portfolio of products that will be the foundation for 2010. Thanks to the progress made in 2009, the Board believes the opportunities for Wolfson are plentiful and the future looks bright.

Finally, I would like to take this opportunity to thank you, our shareholders, for your continued support.

Michael Ruettgers
Chairman

> Wolfson has become a trusted supplier to many of the world's leading consumer electronics manufacturers.

Business Review

Business Description

Principal activities

Wolfson is a semiconductor company specialising in the design and supply of high performance mixed-signal integrated circuits. Its devices play an essential role in many of the world's leading digital consumer electronics products, converting information from the real world of analogue signals, emanating from sounds, images and physical touch, to the digital domain and back again. Wolfson focuses on the supply of high performance audio and ultra low power integrated circuits and has a strong global reputation built around these key competencies.

Wolfson's devices can be found inside a wide range of consumer electronics products. These include portable battery-operated products, such as mobile phones, portable media players (PMPs), headsets / headphones, portable navigation devices (PNDs), handheld game consoles and digital still cameras (DSCs), and also mains-operated products such as hi-fi equipment, flat panel televisions, set-top boxes, games consoles and multi-functional printers and scanners. In each of these, Wolfson devices sit at the interface with the real world and are a key component in enabling product manufacturers to create exciting new user experiences that differentiate their end products.

With its unique range of mixed-signal devices, Wolfson's focus is on emerging and high growth segments of the digital consumer electronics market. The emergence of a wide range of increasingly complex multimedia portable devices and the convergence of digital applications have been key drivers for Wolfson over the past few years. Wolfson specialises in the development of these highly complex mixed-signal devices; this specialism requires an in-depth market understanding and engineering know-how, as well as the ability to meet exacting standards of quality and performance.

While no single company competes with Wolfson across all its product segments, a small number of other suppliers of mixed-signal devices, notably AKM, AMS, Analog Devices, Cirrus Logic, Dialog Semiconductor, Maxim and Texas Instruments compete with Wolfson in different segments. Wolfson aims to differentiate its devices through superior, additional functionality and performance derived from an understanding of market needs combined with innovative engineering. An important aspect is Wolfson's ability to specify and supply products which anticipate market needs.

The consumer electronics industry is global and Wolfson has a worldwide customer base. Headquartered in Edinburgh, UK, Wolfson has a total of over 400 employees working out of 14 locations worldwide, with design centres, sales and engineering teams in Europe, the US and across Asia.

Customers

Wolfson's customers include most leading household consumer electronics names, such as Apple, Canon, Creative, Epson, Hewlett-Packard, JVC, LG, Linn, Microsoft, Motorola, Nokia, Olympus, Panasonic, Pioneer, Samsung, Sanyo, Sharp, Sony and TomTom.

Wolfson's customers are amongst the most exacting in the world with regard to product performance, quality and supply. Wolfson has become a trusted supplier to many of the world's leading consumer electronics manufacturers.

Wolfson products

Innovative mixed-signal devices, combining both analogue and digital circuitry on the same piece of silicon, are at the core of Wolfson's business.

With even higher consumer expectations for multimedia performance, manufacturers must continue to differentiate their products at the user interface. Wolfson products play a crucial role in the quality and performance of the human interface of consumer electronics products and directly impact the end user's experience.

Many consumer electronics products are increasingly differentiated in the market by their sound quality; a feature that is critical to the end user's multimedia experience. With its worldwide reputation for high performance audio and ultra low power devices, Wolfson offers a proven path to that essential differentiation.

In the last few years, Wolfson has taken a significant step forward in developing a compelling product portfolio called Wolfson AudioPlus™. This portfolio adds incremental and complementary mixed-signal technologies to Wolfson's established competencies in high performance audio and low power consumption devices, leading to the design of more powerful, more efficient and highly optimised products and solutions for the audio signal path.

Samsung M1 Portable Media Player

The WM8351, a combined power management integrated circuit and stereo CODEC and the WM9001 a Class AB/D speaker driver connect seemlessly to provide exceptional sound quality and extended battery life.

There are four main strands to the Wolfson AudioPlus™ portfolio namely: Pure Sound, Smart Power, True Mics and Ambient Noise Cancellation and Enhanced Soundware.

Pure Sound

The core of Pure Sound is Wolfson's renowned Analogue to Digital Converter (ADC) and Digital to Analogue Converter (DAC) architectures and advanced digital filtering. These devices allow consumers to shape the subjective quality of the audio to their own individual preferences. In addition, we launched the world-leading ultra low power Coder Decoder Circuit (CODEC) which dramatically extends music playback time. Building on the success of these audio devices, Wolfson has developed an architecture-defining family of audio hubs. These feature-rich hubs deliver world-class audio and mixed-signal performance to a vast range of digital consumer products, including mobile phones and portable media players. Wolfson audio hubs allow designers to optimally manage the complex world of multiple concurrent use cases, such as a mobile phone user listening to music on a Bluetooth stereo headset whilst navigating through a busy city as an incoming phone call arrives.

Smart Power

These integrated power management solutions are crucial for many applications including battery-operated portable consumer electronics products. Mixed-signal circuitry intelligently manages voltages and currents, reducing critical power consumption and maintaining maximum processor performance.

True Mics

MEMS-based transducer technology for silicon microphone devices combines high performance audio with an ultra compact form factor.

Ambient Noise Cancellation and Enhanced Soundware

This acoustic technology enables ambient noise cancellation, sound enhancement and 3D sound technologies to significantly improve the user listening experience.

World-class engineering

With innovative mixed-signal devices at the core of its success, Wolfson aims to invest, in terms of cash expenditure, between 15% and 20% of revenues in new product development on average across the economic cycle.

The process of integrated circuit development is demanding and complex. It is assisted by Computer-Aided Design (CAD) facilities but requires substantial creative input from design engineers, test engineers and product engineers to produce a fully functional device that can be manufactured in millions of units with the required quality.

Specialised techniques and technology are used to optimise the performance, power consumption and cost of mixed-signal circuitry. Wolfson has built up an outstanding capability since it was established 25 years ago. During the first 10 years of the business, prior to developing its own products, Wolfson undertook contract design work, nurturing expertise and gaining experience in a wide range of different applications. Over time, Wolfson established a world-class engineering team, which represents a very valuable asset to the Company.

In the second half of 2009, we added to our engineering resource by opening a new Semiconductor Development Centre in Yokohama, Japan. The Development Centre is staffed by a team of experienced mixed-signal engineers, whose highly sought-after expertise will expand and enhance Wolfson's product portfolio and help ensure the company's continued growth in Japan, one of the world's most advanced consumer electronics markets.

The process of new product development not only generates a catalogue of feature-differentiated products but also creates valuable proprietary intellectual property, which Wolfson protects through patents in key countries. At the end of 2009, Wolfson had more than 340 patents and patent applications throughout the world.

Nokia BH-905 Bluetooth Stereo Headset
Wolfson's unique and revolutionary myZone™ noise cancellation technology provides crystal clear sound by eliminating background noise. The stereo headset has been billed as the world's best headset.





Sales, marketing and engineering support

To maintain its position as a market leader, Wolfson must continually develop products and solutions with innovative functions and features demanded by the fast-changing consumer electronics marketplace. To do this, Wolfson must look not only at the next generation of end products, but also at the generation beyond. Wolfson's marketing specialists work closely with customers to define new technology and new product roadmaps that meet both their current and future needs, helping to develop products that can be used across a broad range of applications.

Wolfson's customers are located in key global markets and so are its sales teams. Its offices throughout the world are staffed by local nationals who are experienced in the business culture of their region and provide customers with skilled technical and commercial support.

Most of these offices are equipped with applications laboratories, which are used by both Wolfson and its customers for product demonstrations and system debugging. The combination of local application engineers and local laboratory facilities ensures close customer linkages from product definition, through to market launch and ongoing application support.

Business model

Wolfson employs a fabless business model, by which it outsources all of its manufacturing requirements to specialist silicon foundries and assembly and test houses. This brings Wolfson three distinct benefits: the ability to focus on its key design and development strengths; relatively low fixed costs and capital expenditure; and a highly scalable and responsive production capability. In addition, to ensure adequate supply and to protect against possible supply disruption at any one site, a number of different fabrication plants are utilised.

Wafer fabrication is outsourced to GLOBALFOUNDRIES (formerly named Chartered Semiconductor) in Singapore, MagnaChip Semiconductor in South Korea, CSMC in China, TSMC in Taiwan and X-FAB in Germany. These multiple plants offer ample high volume capacity and flexibility for current and anticipated future needs. The majority of assembly and testing of products is carried out by Unisem, Carsem and ASE. These suppliers provide access to high quality manufacturing and test technology.

Getting the right product to the customer at the right time is vital. As the vast majority of electronic products are built in the Asia Pacific region, Wolfson has established a distribution hub in Malaysia to ensure a short supply chain and optimised local customer responsiveness. From this hub, locally manufactured Wolfson devices are distributed to customers throughout the Asia Pacific region.

Quality and environmental

Quality of manufacturing is of paramount importance to Wolfson's customers. The performance of each device is characterised as part of the rigorous development process and qualified through a process of accelerated life testing to ensure reliable and economic manufacturability.

In production, rigorous monitoring of the manufacturing process is undertaken and each individual device is tested to the published performance standards before shipment to customers.

Wolfson complies with the quality standards and methodology defined by BS EN ISO 9001: 2008 for which it is certified by the British Standards Institution. Wolfson is also qualified to BS EN ISO 14001: 2004 and is a Sony Green Partner. Wolfson is dedicated to supplying high quality products in a manner consistent with the environmental and ethical requirements of its customers and its own exacting standards (see further details on page 32).

Our continued investment in research and development has resulted in 34 exciting new devices, including a new category-defining family of audio hubs.

Mike Hickey
Chief Executive Officer and Managing Director



Business Review

2009 Strategic Update

For Wolfson and the consumer electronics industry generally, 2009, like 2008, proved challenging.

Wolfson's 2009 annual revenue decreased by 39% to $121.3m (2008: $198.2m). Gross margin was broadly maintained at 50.7% (2008: 50.9%). Underlying overhead costs were reduced to $69.2m (2008: $77.9m) resulting in a net operating loss, before exceptional charge, of $15.3m. Net cash inflow from operating activities was $11.8m (2008: $16.0m), resulting in total cash and short-term deposits increasing to $97.8m as at 3rd January 2010 (2008: $92.2m).

The impact of the macroeconomic downturn that began in the second half of 2008 continues to be felt. Difficult economic conditions, together with a climate of uncertainty, have reduced spending on consumer electronics. As a result, our customers scaled back their orders in 2009 to well below 2008 levels, leading to a decline in Wolfson's revenue. A number of design losses in 2008 also adversely affected our results in 2009.

Following a portfolio review in late 2008, we refocused and prioritised our new product development, reducing the number of development programmes by over 40%. Now, our investment of both cash and resources is being directed to where it will maximise return and ensure on-time delivery of new products.

At the end of 2008 we set the following objectives for the business:

1. Continue to target consumer electronics applications
2. Focus on fundamentals in 2009
   a. Product development and renewal of our product portfolio; and
   b. Cash conservation
3. Deliver Wolfson AudioPlus™ products to:
   a. Increase our "share of board"; and
   b. Triple our addressable market within 3 years
4. Broaden our portfolio of solutions:
   a. Leverage Wolfson AudioPlus™ products to create compelling solutions; and
   b. Increase target applications and diversify our revenue and customer base.
5. Financial Performance
   a. Pursue mid-term revenue growth with financial discipline

We have made excellent progress in 2009. We have fully refreshed our product portfolio and have introduced a record number of new devices, in fact, double the number introduced during 2008. The new Wolfson AudioPlus™ technologies – power management, MEMS microphones and Ambient Noise Cancelling (ANC) – now feature in devices being shipped and significantly increase our addressable market. Despite the decline in revenue, we exited 2009 in a very healthy financial situation, having increased our cash position.

Our continued investment in research and development has resulted in 34 exciting new devices, including a new category-defining family of audio hubs primarily for mobile phones, the largest consumer product sector, which has been very well received. The interest from our customers and design-in traction in 2009 gives us great confidence in our technology, our devices and our growth potential.

The progress made in 2009 and our combination of world-class devices, innovative technology and a very strong balance sheet mean that Wolfson is well positioned to benefit from a recovery in market conditions.

1. Targeting consumer electronics applications

Wolfson operates in the dynamic and growing consumer electronics market. Within this global market, the major applications addressed by our portfolio include mobile phones, multimedia products, games consoles, portable navigation devices, flat panel LCD and LED televisions and digital still cameras. We are also gaining traction in fast growing applications such as netbooks, Blu-ray DVDs and eBook readers.

Wolfson continues to build momentum across all of its product lines and markets, and has seen a healthy pipeline of design-in activity with many of the world's leading consumer electronics brands. For more details on revenue by application description, please refer to page 13.

We believe that our product portfolio and capabilities are closely aligned with the consumer electronics market as it moves towards more multimedia products, offering Wolfson the opportunity for strong growth. In fact, we believe that we can increase our addressable market many times over, as described on page 8.

Increasing our Serviceable Addressable Market (SAM)

We believe we will increase our addressable market to **$5bn** by 2012, surpassing our original estimate of **$3bn**.

- Mobile phones
- Headphones / headsets
- Flat panel TVs
- Automotive
- PNDs
- PMPs
- PCs / Netbooks
- Gaming consoles
- DSCs
- Audio visual
- Set-top boxes
- Multi-functional printers
- Other







Source: Gartner / iSuppli / Wolfson

2. Focusing on fundamentals in 2009

Wolfson entered 2009 in a climate of economic decline and consumer uncertainty. Our operational focus was on refreshing the product portfolio, whilst managing costs tightly and conserving cash through good management of working capital.

Wolfson launched 34 new products during the year: double the number of new devices introduced during the previous year. These new devices have comprehensively enhanced the competitiveness of Wolfson's product portfolio, adding category-leading parts to all product lines. Additionally the products and technology developed during 2009 have resulted in key new intellectual property (IP) which will form the foundations of our next generation of product developments. At the end of 2009, Wolfson had more than 340 patents and patent applications throughout the world.

In spite of doubling the number of products developed and launched in 2009, R&D expenditure, excluding non-cash charges such as amortisation and share-based compensation, fell by 6% to $37.6m or 31% of revenues (2008: $39.8m or 20% of 2008 revenues). We were also able to reduce overall total underlying overhead expenditure, excluding exceptional charges, amortisation of acquired intangible assets and share-based compensation costs, by 11% from 2008. We thus conserved cash and, in fact, increased our total cash and short-term deposits balance from the position at the end of 2008.

3. Delivering Wolfson AudioPlus™ products

Over the last few years, our strengths in audio have evolved into a compelling technology product portfolio we call Wolfson AudioPlus™. This adds power management products, MEMS microphones, noise cancelling and sound enhancement software products and solutions to our core audio capabilities. By integrating these incremental and complementary technologies, Wolfson can provide more powerful, more efficient and highly optimised products and solutions.

We look to add value with complete solutions that group Wolfson devices together, and we help our customers to integrate these solutions into their products, improving their time to market, delivering better performance and increasing cost competitiveness.

This enables Wolfson to add more value and provide more "parts per board" into each end consumer product. With the additions to the Wolfson AudioPlus™ portfolio achieved in 2009, we believe we have increased our addressable market, surpassing our original goal in 2008 to treble our Serviceable Addressable Market (SAM). This increase in SAM will help underpin Wolfson's growth and the delivery of strong financial results as market conditions improve.

Increasing our Serviceable Addressable Market (SAM)

We continue to innovate in our core audio product areas as we bring to market new, leading-edge technologies like MEMS microphones, architecture-defining mixed-signal audio hub systems and unique noise cancellation solutions. With our expanded and refreshed product portfolio, we have significantly improved the competitiveness of our devices. Introducing devices that set a new benchmark in the industry to all our product lines, coupled with the increased breadth and depth of the portfolio, allows Wolfson to deliver complete and innovative audio solutions. Our products and solutions have been designed to address not only the highest tier consumer products but also to add value and functionality across all tiers of products, opening up far more market opportunities. We now estimate that this new product portfolio will enable Wolfson to increase its SAM from $1bn in 2009 to over $3bn in 2010, with growth to $5bn by 2012. To maximise this opportunity, we are working to build even stronger relationships with our customers.

During 2009, we refreshed and improved the competitiveness of our core audio products. We have launched industry-leading devices incorporating our renowned Analogue-to-Digital Converter (ADC), Digital-to-Analogue Converter (DAC) architecture and advanced digital filtering. In addition, we have launched a number of world-leading ultra low power Coder Decoder Circuits (CODECs) and blended together many of these offerings to deliver a new category-defining audio hubs family (page 10 contains further details regarding audio hubs).

Wolfson's power management devices continued to attract a healthy number of design-ins from Tier 1 and Tier 2 customers, in 2009, including Microsoft and Samsung. We are very encouraged that leading consumer brands are using our technology in their products, further enhancing our reputation and endorsing our technology.



Audio Hubs

Wolfson's family of audio hubs allow multiple concurrent use cases. For example, a user may be listening to music on a stereo bluetooth headset, whilst navigating through a busy city as an incoming call arrives.





Although the 2009 design-ins did not make a significant contribution to the year's revenues, due to the longer lead time from design-in to revenue, they are expected to make a meaningful contribution in 2010.

Wolfson continues to build revenue from its family of MEMS-based silicon microphones. These devices are now shipping, and multiple Tier 1 and Tier 2 customers are currently in the design, sample and test phase of integrating our silicon microphones into applications including gaming consoles, DSCs, mobile phones and automotive products.

Wolfson continues to make encouraging progress with its unique Ambient Noise Cancellation (ANC) products across mobile phone handsets, headsets and headphones. In handsets, ongoing design and testing activity continues with the majority of Tier 1 and Tier 2 mobile phone manufacturers. Progress in headsets and headphones in 2009 was demonstrated by additional design-ins including Nokia's highest tier Bluetooth stereo headset.

4. Broadening our portfolio of solutions

Wolfson AudioPlus™ New Products and Solutions update

We continue to build our Wolfson AudioPlus™ products and technologies to provide comprehensive building blocks and intellectual property that can be used to deliver increasingly sophisticated audio solutions. In 2009, Wolfson launched 34 devices, double the number launched in 2008. Some of the developments, new devices and applications are highlighted below.

Pure Sound – Industry leading DACs and ADCs

In 2009, we launched the WM8742, a new addition to our successful portfolio of high-performance DACs. This device continues to set the benchmark for pure, natural-sounding, high performance audio, and is targeted at professional audio applications such as audio / visual receivers, DVD recorders, Blu-ray recorders, super audio CD and home entertainment systems.

Enhancing our DAC family of products, we launched the WM8910, an ultra low power DAC, designed to significantly extend playback time in portable audio applications such as media players, mobile phones and handheld gaming systems.

Wolfson also brought to market a new world-leading stereo ADC designed to offer high quality line input audio performance in recordable media applications including flat panel LCD and LED televisions, set-top boxes and DVD recorders.

Also brought to market were the WM8523 and the WM8524, two new DACs that dramatically cut the cost of delivering high quality audio to flat panel digital televisions, Blu-ray players, set-top boxes and games consoles.

Pure Sound – Best in Class Audio Coders / Decoders

The introduction of the world's leading ultra low power CODEC, the WM8904, further enhanced Wolfson's reputation in this area. The WM8904 features Wolfson's unique integrated Class W headphone and line drivers to extend playback time in portable applications such as media players, headsets, voice recorders and multimedia phones.

We extended our low power CODEC range by launching the WM8944, WM8945, WM8946 and WM8948, a family of high-performance CODECs, which enhance audio performance and extend battery life in portable applications such as digital still cameras, digital camcorders and voice recorders.

Wolfson also launched the WM8961, an ultra low power CODEC with integrated high power Class D stereo speaker driver. This device significantly extends playback time for audio-enabled portable products, such as mobile internet devices (MIDs), handheld gaming consoles and portable media products (PMPs).

LG Arena Mobile Phone

The WM8990 audio hub allows LG to deliver the audio quality and multiple use cases expected by consumers.





Pure Sound – Category-defining Audio Hubs

Wolfson has firmly established category-defining audio hubs within its portfolio. Building on years of success with audio components, Wolfson has developed an industry-leading family of audio hubs. These feature-rich hubs deliver world-class audio and mixed-signal performance to a vast range of digital consumer products including mobile phones and portable media players.

By blending together many of the successful components of Wolfson's AudioPlus™ portfolio, Wolfson's hubs deliver the market-leading audio whilst driving down component count, product cost and product size. Wolfson's hubs are easily integrated, reduce design cost, and enable designers to deliver their products to market faster. Uniquely, Wolfson's audio hubs allow designers to optimally manage the complex world of multiple concurrent use cases.

For example, a user may be listening to music on a stereo bluetooth headset, whilst navigating through a busy city as an incoming call arrives.

2009 saw us launch the latest devices in our family of audio hubs, largely targeted at mobile phones. The WM8993 and the WM8994 integrate world-class audio performance, longer music playback time, more end user features, multiple concurrent use cases and flexible audio signal routing into a single chip. Our audio hub family takes high performance audio at ultra low power consumption to a new level, and allows designers to create portable products with more than 100 hours of MP3 music playback time. This is more than a ten-fold improvement on previous solutions, with no additional increases in footprint or bill of materials cost.

Smart Power

In 2009, we launched a new family of power management integrated circuits (PMICs), including the WM8310, WM8311 and WM8312. These devices deliver unprecedented programmability and flexibility for ease of design-in, allowing customers to maximise battery life without compromising on application processor performance. The devices also give designers maximum flexibility as they will interface with ARM-based application processors.

Encouraging progress in power management included notable design-ins with Microsoft's next generation portable media player, the Zune HD; Samsung's M1 portable media player; and IREX Technologies' new touch-screen eReader, the DR800SG. In addition, application processor vendor ZiiLABS selected Wolfson for both its ZMS-05 System Module for embedded devices and its ZiiEGG StemCell Computer.

We further strengthened our power management offering with the launch of the WM8320, a smaller, more efficient and lower cost power management solution for applications that use ARM-based processors, particularly mobile internet devices (MIDs), mobile phones and digital photo frames.

True Mics

Much of 2009 was spent reinforcing the technology and customer base of Wolfson's silicon microphone product line. The Company's unique proprietary process is now firmly established in two of its foundry partners, while microphone package manufacturing has been transferred to China for volume production and improved cost. Advanced ASIC developments saw the completion of analogue and digital solutions to support the microphone interface requirements for its customers and also to match Wolfson's other portfolio products. Package developments have continued and the number of package variants has increased to four in response to customer requests.

In addition, the Company has successfully sampled to over 50 customers across a wide range of applications including mobile phones, gaming consoles and digital still cameras.

Ambient Noise Cancellation and Enhanced Soundware

In the second quarter, Wolfson delivered its unique and revolutionary myZone™ ambient noise cancellation (ANC) technology to Nokia for its Bluetooth Stereo Headset BH-905. As the largest consumer brand in the mobile phone and accessory sector, this positive endorsement by Nokia reaffirms the industry-leading position of our ANC technology.

Wolfson's unique myZone™ feed-forward ANC technology results in crystal clear audio by eliminating background noise, removing the need for consumers to increase the audio volume to compensate for external noise. With headphone volume levels undergoing review by the European Union, Wolfson's solution provides



Microsoft Zune HD Portable Media Player
The WM8352 offers a highly integrated solution delivering superior sound quality and extended battery life.

manufacturers with an ideal option to prevent hearing damage caused by listening to loud music for extended periods, whilst delivering high definition quality sound. In-box and accessory ANC headsets present another market opportunity for Wolfson.

We added to our investments in the headset / headphone business area with the introduction of the WM2000, our first chip for mobile phones which focuses on the receive path and employs active 'anti-noise', which cancels out background noise around the listeners' ear and enables them to have clear telephone conversations in noisy environments. We are engaged with most Tier 1 and Tier 2 mobile handsets providers with a view to integrating this new and unique technology into their products.

Wolfson's SoundStage™ Enhancement Engine software is currently incorporated into over 80 million devices worldwide. The software, which was designed for low power and low-end performance processors, was optimised to give great audio quality to small speaker portable devices, and was further invigorated in late 2009 with the addition of 5.1 surround sound, as well as additional software algorithms to support our core business sales activity. We also signed new licence agreements with a Chinese handset manufacturer.

Broadening our revenue and customer base

As we broaden our Wolfson AudioPlus™ portfolio, and integrate the incremental and complementary technologies of power management, MEMS and ANC we open up new markets such as eBook readers, personal computers, Blu-ray players and recorders, headphones, headsets, gaming consoles and set-top boxes (STBs).

As mentioned previously, Wolfson has been very successful providing power management for leading brand eBook readers and portable multimedia players. In addition, our ultra low power CODECs deliver excellent audio performance for laptops, netbooks and mobile internet devices (MIDs), our 2 volt DACs reduce bill of material (BOM) cost and are ideal for STBs and games consoles, while our refreshed ADCs and DACs are perfect for flat panel LCD and LED television manufacturers.

In the third quarter of 2009, Wolfson recorded its first sales into a handset launched by a new Tier 1 mobile phone customer, when our audio hub was designed into a new code division multiple access (CDMA) phone for the US cellular market.

In January 2010, we signed a distribution agreement with Future Electronics, which is now our primary global distributor with authorisation to sell all Wolfson products worldwide. This new partnership with Future Electronics is part of a drive by Wolfson to widen its customer base and address the proliferation of audio and mixed-signal applications in consumer and industrial products.

5. Financial performance

The lead time from design-in to initial revenue is dependent on when the customer products ramp to volume manufacturing. Typically, this means that revenue in the current year is heavily dependent on products launched in the previous year.

The company also experienced lower than anticipated sales to a leading customer, which changed its product mix earlier than expected to a new mobile phone handset without a Wolfson device.

These factors combined to make 2009 very challenging from a revenue perspective.

Despite the difficult macroeconomic conditions, Wolfson successfully expanded and refreshed its portfolio during 2009, as explained earlier. We have seen these new devices designed into some exciting customer products and we continue to build a solid foundation for an accelerated recovery as these new customer products are launched during 2010.

Cash conservation

Although our revenue was down 39% to $121.3m, we managed the net operating loss to $15.3m (before the exceptional charge of $0.5m), by maintaining a gross margin of over 50% and reducing overheads to $69.2m (2008: $77.9m). Combined with prudent balance sheet management, this resulted in total cash and short-term deposits increasing by $5.6m to a balance of $97.8m (2008: $92.2m) at 3rd January 2010.

For further details please refer to pages 14 to 16 in the Operating and Financial Review.

Linn Klimax DS

Linn selected the WM8741 high performance stereo DAC, following extensive listening tests, for its excellent audio performance, versatility and configurability.





Conserving cash and continuing to innovate

It is imperative that Wolfson continues to design innovative new products and build its product portfolio. Designing category-leading products that can be integrated to provide powerful and compelling solutions for our customers is essential. For this reason, we have continued to make significant investment in new product development.

In 2009, we opened the Japanese Semiconductor Development Centre in Yokohama which is staffed by a team of experienced mixed-signal engineers. In addition, we consolidated the design teams based in Swindon and High Wycombe at a new facility in Newbury, UK.

Tight operational financial management meant that all of these investments were managed within the 2009 operating budget, which was 11% down on 2008 despite maintaining development spending.

2010 and Beyond

As we commence 2010, revenue visibility is improving with order lead times lengthening, but revenue growth is highly dependent on our customers' new product introductions ramping to volume production.

Our operational focus will be on delivering compelling new products to our customers and maximising audio solution opportunities, with our mixed-signal audio hubs at the core, augmented by our extensive and innovative Wolfson AudioPlus™ portfolio.

We will build on our expertise and experience of high performance audio to deliver quality audio solutions across all major application segments. For example, as the form factor and speaker location of flat panel televisions evolve, Wolfson plans to be ready with audio solutions that meet the challenge. Similarly, we plan to deliver audio solutions for personal computers (PCs), which are fast becoming home media centres with consumers demanding a high definition cinema sound experience.

Designers of portable products face the challenge of consumer demand for 3D graphics, video playback at television quality, and multiple audio-routing use cases with improved battery life. Wolfson plans to deliver the highest quality audio solutions to meet these expectations, based around our category-defining mixed-signal audio hubs.

Wolfson recognises that portable product battery life, associated call and playback times are crucial as these devices become more and more complex and support an ever increasing number of applications. Wolfson will therefore continue to develop ultra low power devices and power management solutions to meet these challenges.

We plan to leverage our unique position in noise cancellation and maximise opportunities for our ambient noise cancellation and Soundware products, building on the positive traction with Tier 1 and Tier 2 manufacturers achieved in 2009. This technology, applied in combination with our high performance, low power audio products, is suitable for numerous applications including mobile phones, home entertainment systems, headsets and headphones.

Our MEMS-based transducer technology, currently used in our silicon microphones, combines excellent audio performance with an ultra compact form factor. We plan to continue to add to our portfolio of MEMS products and maximise the opportunities in multiple microphone applications such as speech recognition, conference phones, gaming consoles, directional sensitivity and noise cancellation.

We aim to maximise our financial performance through disciplined discretionary spend and to maintain gross margins through careful product design and process cost reductions, as well as by continuing to tightly manage inventory.

Through a combination of targeted new product development, maximising sales from our refreshed product portfolio and tightly maintaining operational cost control, we believe Wolfson will prosper as our 2009 product additions become integrated into customer end products and as market conditions start to show sustained improvement.

In summary, we aim to further strengthen our competitive and financial position and to continue to build a solid foundation for growth through 2010 and beyond.

$97.8m

Cash and short-term deposits at 3 January 2010.
(28 December 2008: $92.2m)

Operating and Financial Review

Mark Cubitt, CFO and Finance Director

Pure Sound

Pure Sound is the largest segment and includes the supply and sale of integrated circuits containing Wolfson's high performance audio technologies. The product lines within this segment are categorised as: High Performance Audio, Low Power Audio, Audio Hubs, Imaging and Audio Amplifiers. Revenues at $116.1m accounted for 96% of Group revenue (2008: 98%) and fell by 40% in the year from $194.5m in 2008.

Gross margin for this reportable segment reduced slightly to 50.5% from 50.8%, reflecting the adverse effect of a change in product mix partly offset by improved operational efficiencies in the supply chain.

Wolfson's market position in multimedia and smartphones remains strong and these applications accounted for approximately 30% of Group revenue in 2009. This was despite a fall in sales primarily as a result of a leading customer changing its product mix faster than expected to a new mobile handset not featuring a Wolfson product.

Growth was demonstrated across various applications, such as flat panel televisions (which now account for around 8% of total revenues), eBook readers and automotive. Portable navigation devices, games consoles and digital still cameras saw a decline in revenues year on year. A percentage of annual revenue by application chart is on page 17.

The product portfolio has been significantly enhanced, with new products across all product lines. Wolfson introduced 34 new products in 2009, double the number in 2008. As one example, building on years of success with audio devices Wolfson has developed an architecture-defining family of mixed-signal audio hubs. These feature-rich hubs deliver world-class audio and mixed-signal performance to a vast range of digital consumer products including mobile phones and portable media players. More details regarding these hubs are contained in the Business Review on page 10.

Other Segments

Wolfson's other business includes the supply and sale of integrated circuits in the 'Smart Power, 'True Mics' and 'Enhanced Soundware' product lines. None of these segments meets any of the quantitative thresholds for determining reportable segments in 2009 or in 2008 and, accordingly, the relevant revenue and segment gross profits are shown in aggregate as 'other operating segments' (note 3 to the financial statements on pages 62 to 65).

The past year saw the Wolfson AudioPlus™ portfolio make significant progress in its aim of increasing market share and the size of its serviceable addressable market. Power management products, MEMS microphones, noise cancelling and sound enhancement software products and solutions were launched and adopted by leading consumer electronics manufacturers. These three product lines contributed $5.2m of total revenues in 2009, up 41% from 2008 (2008: $3.7m) and now accounts for 4% of Group revenue, double that in 2008.

Gross margin from these other segments increased to 53.4% from 51.5% in 2008, reflecting a higher amount of royalties from noise cancelling and sound enhancement products, such as the headset design-in with Nokia in 2009 as explained on page 10 of the Business Review.

Traction of these products with customers is encouraging and includes most Tier 1 and Tier 2 customers. Interest is fuelled by the fact that these innovative, class leading solutions are easily integrated into their products, improving time to market, delivering better performance and increasing cost competitiveness. This wider portfolio enables Wolfson to offer fuller solutions, add more value and provide more "parts per board" into each end consumer product. With the additions to the Wolfson AudioPlus™ portfolio achieved in 2009, the Company believes it has increased its addressable market from $1bn in 2009 to $3bn in 2010 and expects it to grow to $5bn by 2012 as we further expand our product portfolio.

Financial Reporting

The Group and the Company financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations as adopted by the European Union ('adopted IFRS').

Financial Review

The financial results of the Group for the 53 week period ended 3 January 2010, before the exceptional charge, are summarised in the table below. The consolidated income statement for the period is on page 50.

Financial highlights are also included on some of the charts on page 1.

	53 week period ended 3 January 2010‡ $m	52 week period ended 28 December 2008‡ $m
Revenue	121.3	**198.2**
Gross profit	61.5	**100.8**
Overheads		
Research & development expenses	(37.6)	(39.8)
Distribution & selling costs	(19.9)	(24.2)
Administrative expenses	(11.7)	(13.9)
Underlying* operating (loss) / profit	(7.7)	**22.9**
Amortisation charges	(5.0)	(5.0)
Share-based compensation charges	(2.6)	(3.2)
Operating (loss) / profit	(15.3)	**14.7**
Net financing income	1.0	2.3
(Loss) / profit before tax	(14.3)	**17.0**
Income tax	4.4	(4.7)
(Loss) / profit after tax	(9.9)	**12.3**
Diluted (loss) / earnings per share (cents)	(8.9)	6.5
Underlying* diluted (loss) /earnings per share (cents)	(3.8)	15.4
Average £/US$ exchange rate ($: £1)	1.59	1.88

‡ The figures are stated before exceptional charge of $0.5m in 2009 and $6.4m in 2008 and associated tax benefit of $0.1m and $1.7m respectively.

* Underlying results exclude: charges for the amortisation of acquired intangible assets (2009: $5.0m; 2008: $5.0m) and share-based compensation charges (2009: $2.6m; 2008: $3.2m). Also, in 2009 and 2008 exceptional charges of $0.5m and $6.4m respectively are excluded. The term "underlying" is not defined in IFRS and therefore may not be comparable with similarly titled measures reported by other companies. Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures. Reconciliations of underlying measures to IFRS measures for operating expenses and operating (loss) / profit in respect of each period are provided in the tables on page 15.

Revenue decreased by 39% to $121.3m (2008: $198.2m) on the back of the general decline in consumer electronics spend and was compounded by the impact of design losses at a major customer. The loss before tax and exceptional charges was $14.3m (2008: $17.0m profit) and the decline of $31.3m from 2008 can be attributed mainly to:

- fall in revenue of $77m (39%), reducing gross profit by $39m (Gross margin percentage maintained);
- decline in interest income of $1m reflecting fall in US dollar deposit rates;

partly offset by:

- reduction in overheads of $9m (underlying overheads down 11%).

Gross profit in 2009 was $61.5m, down 39% from the previous year (2008: $100.8m before the exceptional charge). Despite the fall in revenues, the gross margin percentage was broadly maintained at 50.7% against 50.9% in 2008 (before exceptional charges), as efficiencies were achieved in the supply and production chain to offset the impact of reduced volumes and product mix.

An exceptional charge of $0.5m was booked in the third quarter of 2009 to cover the remaining lease costs of the exited offices in the south of England, following the consolidation of these offices into a new office in Newbury (2008: exceptional charges of $2.9m covering restructuring costs and a $3.5m inventory write-down).

Wolfson has continued its focus on overhead management. Total underlying overheads, excluding exceptional charges, amortisation of acquired intangibles and share-based compensation charges, amounted to $69.2m, compared to $77.9m in 2008, a decrease of 11%.

Our continuous investment in new product development and best-in-class engineering tools is imperative to our growth strategy and our long-term competitiveness. Expenditure on research and development, excluding non-cash charges such as amortisation and share-based compensation charges, fell by 6% to $37.6m or 31% of revenue (2008: $39.8m or 20% of revenue). The decrease resulted from an increase in underlying sterling based costs offset by the favourable exchange rate movement.

Distribution and selling expenses, excluding the exceptional charge and share-based compensation charges decreased by 18% to $19.9m or 16% of revenue (2008: $24.2m or 12% of revenue). The reduction reflects the reduced product volumes shipped in the year, the full year impact of the restructure in 2008 and the impact of the favourable exchange rate movement.

Administrative expenses, excluding share-based compensation charges decreased by 16% to $11.7m or 10% of revenues (2008: $13.9m or 7.0% of revenue) through tight cost control and the favourable exchange rate movement.

Share-based compensation charges, calculated in accordance with IFRS 2, together with the associated payroll taxes, amounted to $2.6m in 2009 compared to $3.2m in 2008 (before exceptional charge), the decrease being attributed to the lapsing of share-based awards under various executive schemes where the performance conditions have not been met.

Operating expenses: reconciliation from Underlying to IFRS

	Underlying $000	Share-based compensation $000	Amortisation of acquired intangible assets $000	Exceptional charges $000	IFRS $000
53 weeks ended 3 January 2010					
Distribution and selling costs	(19,913)	(867)	-	(500)	(21,280)
Research and development expenses	(37,571)	(1,425)	(5,016)	-	(44,012)
Administrative expenses	(11,710)	(279)	-	-	(11,989)
	(69,194)	(2,571)	(5,016)	(500)	(77,281)
52 weeks ended 28 December 2008					
Distribution and selling costs	(24,138)	(1,036)	-	(743)	(25,917)
Research and development expenses	(39,816)	(1,178)	(5,020)	(127)	(46,141)
Administrative expenses	(13,938)	(979)	-	(1,980)	(16,897)
	(77,892)	(3,193)	(5,020)	(2,850)	(88,955)

Operating (loss) / profit: reconciliation from Underlying to IFRS

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Underlying operating (loss) / profit	(7,713)	22,905
Share-based compensation and related payroll taxes	(2,571)	(3,193)
Amortisation of acquired intangible assets	(5,016)	(5,020)
Exceptional charges	(500)	(6,350)
Operating (loss) / profit (IFRS)	(15,800)	8,342

- Intangible asset amortisation charges on the 2007 acquisitions amounted to $5.0m (2008: $5.0m). The projected amortisation charge for 2010 is expected to increase to $5.3m.

Underlying operating loss was $7.7m, compared to a profit of $22.9m or 12% of revenue in 2008. Net financing income reduced to $1.0m (2008: $2.3m). The finance expense of $1.3m booked in 2009 relates mainly to the interest on the pension scheme obligation and notional interest on the discounted deferred consideration on the acquisitions, both being non-cash items.

Taxation

The effective rate of tax for 2009 was 31%, (2008: 28%) benefiting from additional allowances on research and development expenditure. However, this benefit was partly offset by the partial non-deductibility of share-based compensation charges on awards above the current share price. The projected effective tax rate for 2010 is expected to be around 28%.

Cash generation ($m)



Cash Flow & Balance Sheet

Summarised Consolidated Cash Flow

53 weeks ended 3 January 2010

	2009 $m	2008 $m
(Loss) / profit before tax (after exceptional charges)	(14.8)	**10.6**
Depreciation & amortisation	13.9	14.4
Net financing income	(1.0)	(2.3)
Earnings before interest, tax, depreciation and amortisation	(1.9)	**22.7**
Share-based compensation charge	2.3	3.7
Change in working capital	11.9	(2.3)
Foreign exchange	0.4	(1.3)
Income taxes paid	(0.9)	(6.8)
Net cash flow from operating activities	11.8	**16.0**
Capital expenditure	(6.2)	(6.3)
Free cash flow	5.6	**9.7**
Purchase of own shares for cancellation	-	(6.7)
Deferred consideration payments	(2.4)	(3.6)
Interest received	2.2	3.5
Foreign exchange	0.2	(0.3)
Net cash inflow	5.6	**2.6**
Opening cash balances*	92.2	89.6
Closing cash balances*	97.8	92.2

* includes cash and cash equivalents and short-term deposit balances.

Cash and short-term deposits amounted to $97.8m at 3 January 2010 (28 December 2008: $92.2m). The Company has no debt.

Net cash inflow from operating activities was $11.8m (2008: $16.0m) driven by an inflow from working capital of $11.9m (2008: an outflow of $2.3m).

During 2009, the Company paid $2.4m (2008: $3.6m) on deferred consideration as milestones were achieved on the 2007 acquisitions of Sonaptic (ANC) and Oligon (MEMS).

Cash outflow on capital expenditure amounted to $6.2m (2008: $6.3m). This represented spend on software licences, an IT upgrade and MEMS equipment.

The value of inventory held at 3 January 2010 was $11.3m or 72 days inventory (28 December 2008: $19.0m or 91 days inventory). It is anticipated that inventory levels will average around 80-90 days in 2010 to meet fluctuations in demand. Trade receivables amounted to $14.2m or 43 days sales outstanding at 3 January 2010 (28 December 2008: $18.0m or 50 days sales outstanding). It is expected that the number of days sales outstanding will average around 40-50 in 2010. Trade payables at 3 January 2010 amounted to $10.2m or 48 days purchases (28 December 2008: $5.1m or 29 days purchases). It is anticipated that the number of days purchases will average around 50-60 in 2010.

Treasury and Foreign Exchange

Nearly all revenue and cost of goods sold are denominated in US dollars, so there is a natural and effective hedge down to the gross margin level. However, approximately two thirds of operating costs are denominated in sterling, and this represents a structural currency exposure derived from the UK base of the Company. During 2009 there was currency hedging in place throughout the year, ranging from three to six months forward in time, with an average rate over the year of $1.59 to £1 (2008: $1.88 to £1). It is estimated that going into 2010 every one cent decrease in the US dollar/sterling exchange rate has the effect of improving the Group's operating result by $300,000 on an annualised basis. To give some short-term certainty, the first quarter's sterling denominated overheads for 2010 have been hedged at an average rate of $1.62 to £1. The remainder of 2010 remains largely un-hedged, although the plan is to take out further currency hedges as we progress through the year.

Revenue by application (%)
(excluding royalties)

1 Mobile phones
2 Home audio and LCD / LED TV
3 Multi-functional printers
4 PMPs / PNDs
5 DSCs
6 Gaming consoles
7 Other

2009 Revenues
2008 Revenues



Share repurchases

In light of the uncertain macroeconomic environment and the priority to conserve cash, the Board decided to suspend the share repurchase programme in 2009 with no share purchases made by the Company in 2009. In 2008 the Company purchased and cancelled 3.2 million shares for a total consideration of $6.7 million.

Risks and uncertainties

The Management of the Company constantly considers and reviews risk and the risk profile of this business. In addition, the Company has put in place formal processes for the identification and, where possible, the management and / or mitigation of significant risks which are reviewed regularly by senior management. This is formally reported on a regular basis to the Board, as a result of which the directors of the Company (the "Directors") are aware of the potential cost and resources involved in managing these risks. Details on the identification and management of risks are also included on page 29 in the Corporate Governance statement.

This Annual Report contains certain forward-looking statements that are Wolfson's expectations and beliefs about our future business. These statements are made by the Directors in good faith, based on information available to them at the time of the approval of the report. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. Actual results may differ from those expressed in such statements, depending on a variety of factors. These factors include, but are not limited to: consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; decline in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

There are a number of potential risks and uncertainties which could have a material impact on the Company's long-term performance:

New product specification and introductions

Specifying and then designing the correct products is fundamental to the success of the Company. Customers tend to have set design windows that must be met for a product to be selected, and missing these windows through being late or not meeting the required specification can result in missing an entire end consumer product cycle. The average design cycle for the Company's products can take 18 to 24 months to complete and achieve volume production, therefore missing a cycle can take more than two years to recover. This long design cycle, coupled with limited customer visibility as to future requirements and plans, makes forecasting product demand and the timing of that demand difficult. There are also inherent risks in lengthy design cycles including risk of future design loss to a competitor, risk of cancellation and limited uptake for new products.

Dependence on the growth of the consumer electronics market

The Company's future success is dependent on the growth of the digital consumer electronics market and the successful adoption by customers of its integrated circuits in their products. The future size of the digital audio, portable devices, digital imaging markets, and other potential markets, is uncertain and depends on a number of factors, all of which are beyond the Company's control. The failure of these markets to develop as generally expected would have a material adverse effect on the business, financial condition and results of the Company's operations.



Reduction in underlying overheads in 2009.

In addition, the Company's future success is also dependent on the success of its customers in their related markets. Reduced uptake by consumers of products from the Company's end customers could also have a material adverse effect on the Company's business, financial condition and operating results.

Fabless business model

The Company does not have its own manufacturing facilities. As a result, the Company's business model is less capital intensive. The Company uses GLOBALFOUNDRIES (formerly named Chartered Semiconductor), MagnaChip Semiconductor, CSMC, TSMC and X-FAB for the manufacture of most of its silicon wafers and Unisem, Carsem and ASE for major test and assembly services. The Company is reliant on these independent suppliers to provide the required capacity to manufacture, assemble and test its products and to provide high quality products on time. The Company maintains an internal manufacturing support group which directs product supply, helps ensure a high level of quality and reliability and works with the wafer foundries and production assemblers to resolve issues. As a result of the economic downturn in the latter part of 2008 and into 2009, a number of the manufacturers used by the Company have experienced financial difficulties. To mitigate the risk of loss of supply from a manufacturer ceasing business, a number of contingency plans have been put in place, including carrying additional buffer inventories and second-sourcing higher volume parts. Regular senior management meetings were also held with suppliers to ensure the Company was kept up-to-date with current trading and liquidity issues within the supply chain. As 2009 progressed, these concerns eased as the industry recovered and a major supplier was refinanced.

Infringement of third party intellectual property rights

The semiconductor industry is characterised by cross-licensing and frequent litigation regarding patent and other intellectual property rights. The Company has provided certain indemnification rights to some of its customers in respect of the infringement of third party intellectual property rights regarding its products.

Claims against the Company could adversely affect its ability to market and sell its products and seriously harm its operating results. In addition, the defence of such claims could result in significant costs and divert the attention of the Company's executives and technical personnel from their day to day work.

Customer dependence

The Company supplies products to a range of companies. The Company seeks continually to expand its customer base and customer mix. However, one or a small number of customers may become responsible for a significant proportion of the Company's sales. Rapid variation of such customers' demand could then significantly affect the Company's revenues. The largest customer in 2009 accounted for 13% of revenue (2008: 13% from a different single largest customer), with the top 10 customers accounting for 63% of revenue in 2009 (2008: 63%) and the top 20 customers accounting for 74% of revenue in 2009 (2008: 78%).

Personnel

The Company relies on the ability to hire and retain appropriately qualified staff who provide the expertise and experience critical to its business and the implementation of its strategy. There is intense competition for qualified personnel in the semiconductor industry and, from time to time, the Company experiences difficulty in locating candidates in the relevant country with appropriate qualifications and experience. However, one advantage of the economic downturn has been the ability to hire more top quality graduates as a result of less competition for their services. The Company enters into employment contracts with its personnel but there is no assurance that it will be able to continue to hire and retain appropriately qualified personnel. The loss of the service of, or failure to recruit in a timely manner, key technical and management personnel (or teams) would adversely impact the Company's product development programmes and could have a material adverse effect on its performance and future growth.

> Our continuous investment in new product development and best-in-class engineering tools is imperative to our growth strategy and our long-term competitiveness.
>
> **Mark Cubitt**
> CFO and Finance Director



Catastrophic failure of end-user device in the field

The Company supplies components primarily into consumer electronics products. Many of the major consumer brands require indemnities should a customer product recall be required as a result of significant field failures caused by one of the Company's components. The Company looks to avoid such indemnities and, where given, to limit the scope and quantum of the indemnity; however, this is often not possible and indeed some indemnities are unlimited in quantum. To reduce this risk there are rigorous procedures and controls on the design, manufacture, testing and quality processes of the Company, so as to avoid any components being supplied that could result in such field failures. The Company also has significant, but not unlimited, product liability insurance in place to cover such an event.

Competitors

The markets in which the Company operates are very competitive and are characterised by rapid technological change and evolving standards. Many of the Company's competitors are larger in size, have larger financial, marketing and/or technical resources, a longer trading history and larger installed customer bases. As a result, they may devote greater resources to the development, promotion and sale of their products than the Company can. These factors may prevent the Company from competing successfully against current or future competitors.

Acquisitions

The Company expects to review further potential acquisition targets as part of its Wolfson AudioPlus™ strategy. The internal investment case for such acquisitions may not materialise as planned. In addition, the integration of acquired companies involves additional risk including diversion of management time, potential failure to realise the synergy benefits anticipated from the acquisition, the cultural risk associated with integrating different companies in various countries, and risks associated with unexpected liabilities or events arising post acquisition.

Communication networks and information technology

The Company depends on worldwide communication links and accurate, timely information and numerical data from key information technology systems and software applications to facilitate the daily operation of the business and decision making. Any disruption caused by failings in these systems, of related equipment or of communication networks could delay, or otherwise impact, everyday decision making and some business operations. The Company has developed and tested disaster recovery arrangements in order to minimise the disruption caused by failings in these systems.

Foreign currency exposure

Refer to Treasury and Foreign Exchange section on page 16.

Mark Cubitt
Chief Financial Officer

Directors

[1] Michael Ruettgers (age 67)

Chairman

Mr Ruettgers joined the Board and became Chairman on 1 January 2008 and he is also chairman of the Nomination Committee and is a member of the Remuneration Committee. Mr Ruettgers joined EMC Corporation in 1988 and served as its Chief Executive Officer from 1992 until January 2001, before becoming Executive Chairman and finally Chairman until 2005. Under his leadership, EMC achieved dramatic growth over more than a decade. From his arrival through year-end 2000, EMC's revenues grew from $120 million to nearly $9 billion. EMC is now a leading digital storage company; it is listed on the New York Stock Exchange. Mr Ruettgers is the lead independent director at the Raytheon Company, also a New York Stock Exchange company. Mr Ruettgers also serves as a non-executive director at the Orvis Company, Inc.

[2] J. Michael Hickey (age 50)

Chief Executive Officer and Managing Director
(from 1 January 2009)

Mr Hickey was appointed to the Board on 8 September 2008 as Chief Executive Officer Designate and he became Chief Executive Officer with effect from 1 January 2009. Mr Hickey joined Wolfson from Motorola, Inc., where from March 2005 he held various senior positions in Motorola's mobile device business. Most recently he was Senior Vice President and General Manager of the Multimedia Product organisation, reporting directly to the Mobile Devices business president. Previous to Motorola he served as non-executive chairman of Incline Global Technology Services Ltd and, prior to this, Chief Executive Officer of Kymata Ltd, both private UK companies. Mr Hickey has also held senior positions at Alcatel Optronics, until the end of 2002, and during an earlier period (from 1993 to October 2000) at Motorola. Prior to this he worked for Digital Equipment Co. Ltd and Philips Ltd. Mr Hickey holds a B.Sc. in Physics and Electronics from Brunel University, London, a DMS and an MBA from Portsmouth Business School. He is a member of the Institute of Management, the Institution of Engineering and Technology and is a chartered engineer.

[3] Mark Cubitt (age 47)

Chief Financial Officer and Finance Director

Mr Cubitt joined the Board in January 2007 and serves as the Chief Financial Officer and Finance Director. Mr Cubitt was previously Vice President of Finance at Jacobs Engineering in the UK and Ireland. He was the Finance Director of Babtie Group from 2001 until the sale of the company to Jacobs Engineering in 2004, when he then took up a wider finance role within Jacobs. Before joining Babtie, Mr Cubitt was the Finance Director of Dawson International PLC, where he worked from 1996 until 2000. From 1988 to 1994, he held a number of finance posts in Christian Salvesen PLC and its then subsidiary Aggreko. Mr Cubitt is a Chartered Accountant and has a degree in Accountancy and Computer Science from Heriot-Watt University and is currently the chairman of the Scottish Finance Directors Discussion Group.

[4] Barry Michael Rose (age 64)

Non-executive Director

Mr Rose was appointed to the Board in 2001 and serves as a non-executive director and is the Senior Independent Director. He is chairman of the Company's Remuneration Committee and is a member of the Audit Committee and Nomination Committee. From 1993 to 2001 Mr Rose was Chief Executive of Scottish Provident UK. Mr Rose is currently Chairman of Baillie Gifford Shin Nippon plc and a non-executive director of Optos plc and of Dimensional Imaging Limited.



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[5] **Alastair David Milne** (age 67)
Non-executive Director

Dr Milne co-founded the Company in 1984 and served as the Chief Executive Officer and Managing Director until 28 February 2007. He remained an executive director of the Company until 8 November 2007 when he retired and was appointed as a non-executive director from 9 November 2007. From 1973 to 1985, Dr Milne directed the Wolfson Microelectronics Institute at Edinburgh University, which developed CAD software and integrated circuit technology. Dr Milne was Vice President of the Royal Society of Edinburgh from October 1995 to September 1998 and is a Fellow of the Royal Academy of Engineers. Dr Milne was Chairman of the European Leadership Council of the Global Semiconductor Alliance in 2007/2008. Dr Milne has been a director and chairman of Edinburgh International Science Festival Limited since 2007. Dr Milne was appointed a director and chairman of the board of Elonics Limited in September 2008. He has a Doctorate in Physics from Bristol University and was a member of the Court of the University of Edinburgh from 1998 until 31 August 2007. Dr Milne has honorary Doctorates of Science from Universities of Heriot-Watt and Edinburgh and an honorary Doctorate of Engineering from Bristol University. Dr Milne was awarded the OBE in 1985 for services to industry.

[6] **Ross King Graham** (age 62)
Non-executive Director

Mr Graham was appointed to the Board in September 2003 and serves as a non-executive director and chairman of the Audit Committee. He is also a member of the Remuneration and Nomination Committees. Mr Graham qualified as a chartered accountant with Arthur Young in 1969, and was made a partner of that firm in 1981. In 1987 Mr Graham joined Misys on its flotation as its Finance Director, becoming Corporate Development Director in 1998 and finally retiring from the Board at the end of 2003. Throughout his time at Misys he played a key role in developing and implementing its acquisition strategy. Mr Graham also holds a non-executive directorship at Psion plc.

[7] **Robert Laurence Eckelmann** (age 53)
Non-executive Director

Mr Eckelmann joined the Board in November 2004 and serves on the Audit, Nomination and Remuneration Committees. From 1988 to 2002 Mr Eckelmann was employed by Intel Corporation, where he launched its Asian business and was then vice president and general manager of the EMEA region. Before joining Intel in 1988, Mr Eckelmann served for six years at the US Department of Commerce responsible for high-tech trade policy and negotiations with Asia and the EU. Mr Eckelmann holds several non-executive directorships including: Emulation & Verification Engineering, MDS Holdings and Xaar plc and he is chairman of Silecs OY.

[8] **Glenn Collinson** (age 46)
Non-executive Director

Mr Collinson was appointed to the Board on 1 September 2008 and serves as a non-executive director and is a member of the Audit Committee. In 1998 Mr Collinson co-founded Cambridge Silicon Radio (CSR plc) as a start-up project and was a member of the board of directors that managed the growth of CSR through its listing as a public company in 2004 and up until 2007, serving first as Marketing Director and then as Sales Director. Prior to CSR plc, Mr. Collinson held positions including Senior Engineer and then Marketing Manager at Cambridge Consultants Ltd from 1996 to 1998 and held positions as a Design Engineer and Marketing Manager at Texas Instruments from 1989 to 1996. He is a member of the Institution of Engineering and Technology and holds a B.Sc. in Physics and an M.Sc. in Electronics from Durham University, as well as an MBA from Cranfield University. Mr Collinson currently holds non-executive director positions at DiBcom SA, at Inside Contactless SA and at Solar Press Limited.



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Directors' Report

The directors have pleasure in submitting their report and financial statements for the 53 week period ended 3 January 2010.

Principal activities

The Group is principally engaged in the design, manufacture and supply of high performance mixed-signal integrated circuits. The Business Review on pages 4 to 12 provides further details of the principal activities of the Group.

Financial

The Group's consolidated loss for the 53 week financial period, after taxation, was $10,224,000 (2008: $7,666,000 profit). A financial review of the results for the 53 week period is set out on pages 13 to 19.

The financial risk management objectives and policies and an indication of the exposure to financial risk is included in note 21 to the financial statements.

Dividends

The Company's current policy, which is kept under regular review, is to retain future earnings for the development and expansion of the business. Payment of any future dividends will be at the discretion of the Board after taking into account various factors, including the Company's current and future cash requirements, development plans and operating results.

Business Review

The report of the Directors should be read in conjunction with the Chairman's Statement, the Business Review and the Operating and Financial Review on pages 1 to 19, which contain details of the principal activities of the Group during the period and an indication of future developments. The review of the business has been divided into three areas and dealt with in this Annual Report as follows:

- principal risks and uncertainties – pages 17 to 19 of the Operating and Financial Review;
- a review of the development and performance of the business and the position of the Group at 3 January 2010 – included in the Business Review on pages 4 to 12 and in the Operating and Financial Review on pages 13 to 19; and
- key performance indicators – on page 1, on page 2 and on pages 13 to 19.

All of the information detailed in those sections, which is required for the business review or otherwise for this report is incorporated by reference in (and shall be deemed to form part of) this report.

Research and development

The Group continues to invest in research and development of mixed-signal integrated circuits.

Donations

The Group made no political contributions during the 53 week period ended 3 January 2010. Sponsorships and donations to UK charities amounted to $313,000 (2008: $245,000).

Directors

The directors who held office at 3 January 2010 and their interests in the shares of the Company at that date are set out on page 41. The interests of the directors in the share options of the Company are set out on page 47. No director had, during or at the end of the financial period, any material interest in any contract of significance in relation to the Group's business.

J Michael Hickey, having been appointed to the Board on 8 September 2008 as an executive director and Chief Executive Officer Designate, became Chief Executive Officer with effect from 1 January 2009.

David Allen Shrigley resigned from the Board with effect from 31 December 2008.

At the forthcoming Annual General Meeting, M Cubitt, RK Graham and AD Milne will retire by rotation and, being eligible, will offer themselves for re-election.

The names and biographical details for the directors who held office at 3 January 2010 are set out on pages 20 and 21 and details of directors' service contracts are set out in the Directors' Remuneration Report on pages 39 and 40.

Appointment of directors

The holders of the Company's ordinary shares may, by ordinary resolution, appoint any person to be a director. At each Annual General Meeting ("AGM"), any director who was elected or last re-elected at or before the AGM held in the third calendar year before the then current calendar year must retire by rotation. A retiring director is eligible for re-election unless the directors have agreed otherwise.

The Board may appoint a director to fill a casual vacancy or as an additional director to hold office until the next AGM when that director shall then be eligible for election.

Directors' responsibilities

The directors' responsibilities in respect of the Annual Report and the financial statements are shown on page 48.

Share capital and control

The Company's authorised share capital as at 3 January 2010 was £135,000.00 divided into 135,000,000 ordinary shares of 0.1 pence each and there were 115,238,980 ordinary shares in issue as at 3 January 2010 all of which were fully paid. Note 17 to the financial statements contains information regarding the Company's share capital, including details of ordinary shares issued during the period. The ordinary shares are listed on the London Stock Exchange.

The rights and obligations attaching to the Company's ordinary shares, in addition to those conferred on their holders by law, are set out in the Company's Articles of Association, a copy of which can be obtained from Companies House or by writing to the Company Secretary. The holders of ordinary shares are entitled to receive the Company's Annual Report and Accounts, to attend and speak at general meetings of the Company, to appoint proxies and to exercise voting rights.

The Company may amend its Articles of Association ("Articles") by adopting new Articles by special resolution. Amendments to the Articles, primarily to accommodate changes in company law arising from the Companies Act 2006, were approved by the shareholders at the Annual General Meeting held on 20 May 2009.

At the Annual General Meeting to be held on 20 May 2010, shareholders will be asked to consider a special resolution which proposes amendments to the Company's current Articles of Association. The directors propose that new Articles of Association are adopted in order to update the Company's current Articles of Association primarily to take account of the coming into force of the Shareholders' Rights Regulations and the implementation on 1 October 2009 of the last parts of the Companies Act 2006. An explanation of the main proposed changes to the current Articles of Association is included in the explanatory notes section of the Notice of Annual General Meeting booklet which is being sent to shareholders along with this Annual Report.

The Board of Directors is responsible for the management of the business of the Company and may exercise all the powers of the Company subject to the provisions of relevant statutes and the Company's Memorandum and Articles of Association.

There are no known arrangements under which financial rights are held by a person other than the holder of the shares. As far as the Company is aware, as at 8 February 2010 there were no persons with significant direct or indirect holdings of voting rights in the Company other than as set out in the section on this page entitled "Substantial shareholdings".

Significant agreements – change of control

The Company's equity-based plans contain provisions relating to change of control. Share options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time. Contingent share awards would normally vest on a change of control of the Company, subject to the satisfaction of any performance conditions and on a time apportioned basis. The provisions of the deferred share award granted to an executive director and the provisions of a director's long term incentive arrangement are noted on pages 45 and 46 respectively of the Directors' Remuneration Report.

The undrawn committed bank facility, as referred to in note 21 to the financial statements, would terminate upon a change of control of the Company without the consent of the bank.

Purchase of own shares

At the Annual General Meeting held on 20 May 2009 the shareholders granted the Company the authority to purchase, in the market, its own ordinary shares up to a maximum of 11,512,098 ordinary shares. In 2009 the Company did not purchase any of its own shares. As reported in the 2008 Annual Report and Accounts, at the beginning of 2009, in view of the economic environment at that time, the Board decided to suspend the share buyback programme which had been implemented in the second half of 2008. During that period in 2008, a total of 3,209,000 of the Company's ordinary shares were bought back and cancelled and the aggregate consideration paid by the Company for those shares, including expenses, was $6,661,000.

The authority for the Company to purchase in the market its own ordinary shares, up to a maximum of 11,512,098 ordinary shares, expires at the conclusion of the Annual General Meeting to be held on 20 May 2010 and shareholders will be asked to give a similar authority at the forthcoming Annual General Meeting as set out in the Notice of the Annual General Meeting.

Substantial shareholdings

As at 8 February 2010, the Company had received notifications from the following parties that they have an interest in the ordinary share capital of the Company:

	Number of ordinary shares	% of issued share capital	Nature of holding
Artemis Investment Management Limited	13,882,450	12.05%	Direct
Blackrock, Inc.	12,141,815	10.54%	Indirect
Majedie Asset Management Ltd	6,347,873	5.51%	Indirect
Legal & General Group Plc	7,044,985	6.11%	Direct
Wellington Management Company LLP	5,543,421	4.81%	Indirect
DJ Carey	4,553,422	3.95%	Direct

Employees

Employee involvement

The Company is committed to employee involvement throughout the business and this is described on pages 30 and 31.

The Company has established offshore employee share trusts in connection with the Company's performance share plans and executive shared ownership plan. As at 3 January 2010 these trusts held a total of 5,056,461 ordinary shares of 0.1 pence each in the capital of the Company. The shares to which the trusts relate have voting rights. However, under the terms of these trusts, the trustees have agreed to refrain from exercising voting rights otherwise than to the extent the shares have vested.

In 2010, subject to shareholder and HM Revenue and Customs approval, the Company plans to implement a Save As You Earn share option scheme in which all UK employees should be eligible to participate.

Employees with disabilities

The Company's policy is to give full and fair consideration to suitable applications from people with disabilities for employment. If existing employees become disabled they will continue to be employed, wherever practicable, in the same job or, if this is not practicable, every effort will be made to find suitable alternative employment and to provide appropriate training.

Policy and practice on payment of creditors

The Company's policy concerning the payment of creditors for goods and services is to pay suppliers within 30 days of the end of the calendar month in which the invoice is received (net 30 day terms), unless alternative terms have been specifically agreed in advance. This policy and any specific terms agreed with suppliers are made known to the appropriate staff and suppliers. At 3 January 2010, the Company had 48 days (2008: 29 days) purchases in trade payables.

Qualifying third party indemnity

Since 21 April 2005, a qualifying third party indemnity provision has been in force pursuant to the Company's current Articles of Association.

The Company maintains directors' and officers' liability insurance.

Disclosure of information to auditors

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware and each director has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Auditors

A resolution to reappoint KPMG Audit Plc as auditors will be put to the members at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting will be held on 20 May 2010 in Edinburgh. The Notice of the Annual General Meeting is contained in a separate booklet which is being sent to shareholders along with this Annual Report.

Notice of general meetings

The Companies Act 2006 requires that all general meetings must be held on 21 days' notice unless shareholders agree to a shorter notice period. The Company is currently able to call general meetings (other than AGMs) on 14 days' notice, if the conditions set out in the Companies Act 2006 are met. At the Annual General Meeting to be held on 20 May 2010, a special resolution will be proposed so that the Company can continue to be able to do so. The authority being sought pursuant to this resolution will expire at the end of the next annual general meeting of the Company to be held in 2011. It is the current intention of the directors to renew this authority annually.

By order of the Board

Jill Goldsmith
Company Secretary

8 February 2010

Edinburgh

The Board is committed to maintaining high standards of corporate governance throughout the Group and therefore applies, where they are deemed appropriate, the principles of corporate governance set out in the Combined Code (the "Code") as issued in June 2008. The statement below describes how the directors have applied the principles of corporate governance and the extent to which the principles and provisions of the Code have been complied with during the 53 week period ended 3 January 2010.

From 1 January 2009, following the resignation on 31 December 2008 of DA Shrigley as an executive director, the Board has comprised eight directors: the Chairman, two executive directors and five non-executive directors, of whom four are independent in accordance with the terms of the Code. The four independent non-executive directors, in accordance with the Code, are: BM Rose, RK Graham, R Eckelmann and G Collinson.

The Board considered that on his appointment as Chairman, on 1 January 2008, M Ruettgers met the independence criteria as set out in provision A.3.1 of the Code. Biographical details of the directors serving as at 3 January 2010 are given on pages 20 and 21.

Compliance with the Combined Code

The Group has complied, throughout the 53 week period ended 3 January 2010, with the provisions set out in Section 1 of the Code.

Board composition and operation

The Board considers that it has an appropriate number of directors, who amongst them have the necessary range of skills and experience given the size and complexity of the Group. The Board's view is that the independent directors are of sufficient calibre and number that their views carry appropriate weight and influence on the Board's decision making.

The Board considers all of its non-executive directors to be independent in character and judgement. However, only BM Rose, RK Graham, R Eckelmann and G Collinson are independent in terms of Code provision A.3.1 as none of these non-executive directors:

- has been an employee of the Group within the last five years;
- has, or has had within the last three years, a material business relationship with the Group;
- receives remuneration other than a director's fee, participates in the Company's share option schemes or is a member of the Company's pension scheme;
- has close family ties with any of the Group's advisers, directors or senior employees;
- holds cross-directorships or has significant links with other directors through involvement in other companies or bodies;
- represents a significant shareholder; or
- has served on the Board for more than nine years.

The division of responsibilities between the Chairman of the Board and the Chief Executive Officer is clearly delineated, set out in writing and is regularly reviewed and monitored by the Board.

BM Rose is the Senior Independent Director.

All directors must submit themselves for election at the annual general meeting following their appointment and, thereafter, for re-election at least once every three years. The non-executive directors are generally initially appointed for fixed terms of three years. In 2007, the Board (in accordance with the terms of his letter of appointment) invited R Eckelmann to serve for an additional period of three years, in 2008 BM Rose was invited to serve for an additional period of two years and the Board invited RK Graham, during 2009, to serve for an additional period of three years. Each of these non-executive directors accepted those extensions to his term of appointment. The Group seeks to retain the services of the non-executive directors for periods that may be longer than is recommended by the Code due to their experience and knowledge. The terms and conditions of appointment of non-executive directors are available for inspection at the Company's registered office during normal business hours. These terms and conditions are also made available for inspection on the day of the Company's annual general meeting.

There is a formal schedule of matters reserved for the Board which has been reviewed and updated since the beginning of 2009. The responsibilities of the Board include: determining and setting the strategic direction of the Group and approving the business plan and annual budget; ensuring that high standards of corporate governance are maintained; monitoring the performance of the Group; approving financing and significant capital expenditure; authorising significant transactions; reviewing the Group's systems of risk management and internal control; approving appointments to the Board and of the Company Secretary; determining the scope of delegations to Board committees; approving policies relating to directors' remuneration; dealing with the appointment and removal of the Company's principal advisers and auditors; and ensuring that a satisfactory dialogue takes place with shareholders. The Board is responsible for reviewing and approving the annual report and accounts, the interim management report and half yearly financial report and quarterly results announcements and for ensuring that these present a balanced assessment of the Group's position.

The Board delegates to management responsibility, inter alia, for: the implementation of the strategies and policies of the Group as determined by the Board; monitoring the operating and financial results against budgets; and managing and controlling the allocation of capital, human and technical resources. The Board regularly receives detailed financial and operational information in order for it to monitor the performance of the key areas of the business.

The Board normally meets at least eight times during the year and may meet at other times at the request of any director. The number of scheduled Board meetings and committee meetings attended by each director during the 53 week period ended 3 January 2010 was as follows:

	Scheduled Board meetings	Audit Committee meetings	Remuneration Committee meetings	Nomination Committee meetings
M Ruettgers	10 (10)	n/a	7 (7)	1 (1)
JM Hickey	10 (10)	n/a	n/a	n/a
M Cubitt	10 (10)	n/a	n/a	n/a
AD Milne	10 (10)	n/a	n/a	n/a
D Shrigley*	- (-)	n/a	n/a	- (-)
BM Rose	10 (10)	5 (5)	7 (7)	1 (1)
RK Graham	10 (10)	5 (5)	6 (7)	- (1)
R Eckelmann	9 (10)	4 (5)	6 (7)	1 (1)
G Collinson	10 (10)	5 (5)	n/a	n/a

* resigned from the Board on 31 December 2008

(The figures in brackets indicate the total number of meetings held in the period during which the individual was a director and a member of the relevant Committee).

When directors were unable to attend Board meetings they were provided with all of the documentation for the meeting and were given the opportunity to provide their views to the Chairman or the Chief Executive Officer regarding the matters to be discussed. The minutes from the meeting were then provided as appropriate.

During the year, the Chairman has held meetings with the non-executive directors without the executive directors present.

An induction process is in place for any new director, tailored to the individual director's requirements in the light of his or her experience and prior industry knowledge.

In 2009, the Board again applied a formal process for evaluating the performance and effectiveness of the Board, its committees and its members. This was performed through a series of detailed questionnaires completed by the members of the Board and its committees towards the end of the year. The results of this evaluation were collated and reported by the Chairman so that follow up actions can be implemented. The general results of this evaluation process were communicated to the rest of the Board and any specific feedback communicated to the individual directors. Appropriate actions are then identified and taken. The Senior Independent Director conducts the annual performance evaluation of the Chairman, taking into account the views of all directors. A formal process of evaluation of the performance and effectiveness of the Board and its committees is conducted on an annual basis.

All directors have access to the advice and services of the Company Secretary and to the provision of independent professional advice in furtherance of their duties at the Company's expense. The Company maintained directors' and officers' liability insurance cover throughout 2009. This insurance cover has been renewed for 2010.

Conflicts of interest

The Company has procedures in place to deal with conflicts of interest and believes that the procedures are operated appropriately, in accordance with the Company's Articles of Association and relevant legislation. Any decision of the Board to authorise a conflict of interest is only effective if it is agreed without the conflicted directors being included in the quorum at any meeting at which such authorisation is given, and is only effective if it is agreed without the conflicted directors voting or without their votes being counted. The Board will continue to monitor and review potential conflicts of interest on a regular basis. The Audit Committee will keep under review any conflict or potential conflict of interest situations authorised by the Board and determine whether it is appropriate for such matter to remain so authorised.

Committees of the Board

The Board has a Nomination Committee, a Remuneration Committee and an Audit Committee. The terms of reference for each committee can be found on the Investor Relations section of the Group's website at www.wolfsonmicro.com. The Board also has a Treasury Committee.

Nomination Committee

Committee Chairman:	M Ruettgers
Committee Members:	BM Rose RK Graham R Eckelmann DA Shrigley (until 31 December 2008)

A majority of the members of the Nomination Committee during the 53 week period were independent non-executive directors. The Nomination Committee, which meets not less than once per year, has responsibility for considering the size, structure and composition of the Board and its committees, the retirements and appointments of additional and replacement directors and makes appropriate recommendations to the Board. It was considered by the Board to be appropriate to have DA Shrigley as a member of this committee, until his resignation as a director on 31 December 2008, as he has many years of experience in the industry and was able to provide valuable input regarding suitable candidates for the Board.

The Nomination Committee considers that the current composition of the Board is satisfactory to provide the proper governance, administration and business counsel of the Company's affairs. It will continue to monitor the situation in 2010.

The other significant commitments of each non-executive director are required to be disclosed to the Board prior to his appointment and the Board is kept informed of subsequent changes to these commitments.

The Terms of Reference of the Nomination Committee were reviewed during the period and there were no significant changes to these terms.

Remuneration Committee

Committee Chairman:	BM Rose
Committee Members:	R Eckelmann RK Graham M Ruettgers

Only non-executive directors served on the Remuneration Committee in 2009 although the Chief Executive Officer is normally invited to attend meetings of this Committee.

The Remuneration Committee, which normally meets at least three times a year, has the delegated responsibility:

- for making recommendations to the Board on the policy for remuneration of executive directors and other senior management;
- for reviewing the performance of executive directors and senior management; and
- for determining, within agreed terms of reference, specific remuneration packages for each of the executive directors and senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes.

The Board is responsible for setting the remuneration of the non-executive directors subject to the limits contained in the Articles of Association. In accordance with the Remuneration Committee's terms of reference, no director may participate in discussions relating to his own terms and conditions of service or remuneration. During the period since the beginning of 2009 the Terms of Reference of the Remuneration Committee were reviewed, revised and approved by the Board. The revisions to these Terms of Reference did not fundamentally alter the role and responsibilities of the Remuneration Committee.

During 2009, the business discussed and considered by the Remuneration Committee included:

- review and discussion of feedback from meetings held with shareholders and investor bodies which the chairman of the Committee and another member of the Committee attended;
- review of AGM voting guidelines, as issued by investor groups, in respect of the notice of the 2009 annual general meeting;
- approval of cash bonus payments in respect of 2008;
- assessment of the extent to which performance conditions had been achieved for those performance share plan awards and ExSOP awards which had been granted in 2006 and the performance period for those awards concluded at the end of 2008;
- review and approval that, for 2009, there would be no increases in basic salaries for directors, senior management and all other employees;
- agreement of 2009 remuneration packages and setting of performance targets for 2009 performance-related remuneration for directors and senior management;
- negotiation and approval of remuneration packages for incoming senior management;
- obtaining and reviewing comparative remuneration data from external organisations;
- review of compensation structure for employees across the Group;
- review and approval of long term incentive arrangements for awards in 2009;
- review and approval of contingent share awards to employees, other than executive directors and senior managers;
- review and approval of cash bonus arrangements for all employees;
- review of the Company's pension arrangements including the funding position of the defined benefit pension scheme;
- review and updating of the Committee's terms of reference;
- review of best practice in remuneration policies; and
- consideration of 2010 executive remuneration policy.

Further information regarding the activities of the Remuneration Committee in 2009 is included in the Directors' Remuneration Report which is set out on pages 34 to 47.

Executive directors can accept external appointments as non-executive directors of other companies and retain any fees paid to them if such an appointment does not conflict with their duties to the Company. Specific approval of the Board is required in each case.

Audit Committee

Committee Chairman:	RK Graham
Committee Members:	BM Rose R Eckelmann G Collinson

Only independent non-executive directors serve on the Audit Committee and members of the Audit Committee have no links with the external auditors. The Board considers that the members of the Audit Committee have sufficient recent and relevant financial experience to discharge its functions. Members of this committee have considerable past employment experience in either finance or accounting roles or comparable experience in corporate activities. The Audit Committee normally convenes at least three times per year and meets the external auditors at least twice a year with no executive directors present. During 2009 the Audit Committee met five times with the external auditors present at four of these meetings.

During the period since the beginning of 2009, the Terms of Reference of the Audit Committee were reviewed, revised and approved by the Board. The revisions to these Terms of Reference did not fundamentally alter the role and responsibilities of the Audit Committee.

The Audit Committee is responsible for, amongst other things, making recommendations to the Board on the appointment of the external auditors and their remuneration. The Audit Committee considers the nature, scope and results of the auditors' work and reviews (and reserves the right to approve) any non-audit services that are to be provided by the external auditors (see reference on page 28 to Policy on Use of External Auditors for Non-audit Services). On internal controls, the Audit Committee participates in the risk review process and links this to the implications for internal controls assessment.

The Audit Committee reviews the programmes of both the external auditors and the internal audit function and findings therefrom. It receives and reviews reports from management and the Group's auditors relating to the Group's annual report and accounts. The Audit Committee focuses particularly on compliance with legal requirements, accounting standards and the Listing Rules and on ensuring that the auditors have full access to accounting records and personnel to enable them to undertake their work. The ultimate responsibility for reviewing and approving the annual report and accounts remains with the Board.

During 2009, the business discussed and considered by the Audit Committee included:

- the review of the Group's preliminary announcement of the financial results for the 52 week period ended 28 December 2008, the 2009 half yearly financial report and the quarterly results announcements prior to approval by the Board and their release;
- the consideration and review of the Group's 2008 financial statements and the 2009 half yearly financial report prior to Board approval and reviewing the relevant external auditor's detailed reports;
- monitoring the ongoing compliance with International Financial Reporting Standards, as adopted by the European Union ("adopted IFRS") by the Group and by the Company;
- the consideration and review of the appropriateness of the Group's and the Company's accounting policies in accordance with IFRS, in particular the adoption of IFRS 8 'Operating segments' (refer to note 3 of the financial statements);
- the review and consideration of the accounting treatment and disclosure of the exceptional charge in the Group's financial statements for 2009;
- the review and consideration of the significant areas of management judgement and estimate, in relation to financial reporting matters, as summarised in note 26 to the financial statements;
- the consideration and review of compliance with legal requirements and the Listing Rules and the Disclosure and Transparency Rules of the UK Listing Authority;
- the review of key performance indicators;
- the review and discussion of the proposals from the external auditors and the internal audit function regarding their audit programmes for 2009 with particular regard to the assessment of internal systems and controls and assessment of the adequacy of internal controls generally;
- the approval of the audit fee and reviewing non-audit fees payable to the Group's external auditors;
- the review of reports from management on the Group's main risks and the assessment and management of those risks (including those arising from the global economic downturn);
- the review of the reports from the internal audit and compliance functions and the external auditors on the Group's systems of internal control and its effectiveness, reporting to the Board on the results of the review;
- the review of the appropriateness of the Group's "whistle blowing" policy by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters;
- the consideration and review of non-audit services by the external auditors in accordance with the policy regarding the provision of those services;
- the monitoring and assessment of the independence of the external auditors; and
- the review of the performance of the external auditors at the beginning of 2009 which resulted in the Audit Committee recommending that a resolution for the re-appointment of KPMG Audit Plc as the Company's external auditors be proposed to shareholders at the annual general meeting in May 2009.

The Audit Committee has discussed with the external auditors their independence and has reviewed the written disclosures received from them as required by the Auditing Practices Board's International Standard on Auditing (ISA) (UK and Ireland) 260 'Communication of Audit Matters to those Charged with Governance'.

During 2009, the Audit Committee reviewed the 'Policy on the Use of External Auditors for Non-audit Services' which aims to monitor the non-audit services being provided to the Group by its external auditors. The purpose of this review was to consider whether the policy continues to be appropriate or if any amendments to the policy were required. No significant amendments were made to the policy as a result of this review. This policy should ensure that non-audit work is only undertaken by the external auditors when they are the most suited to undertake it. Any non-audit work involving expenditure of more than $30,000 requires approval of the chairman of the Audit Committee. The policy specifically prohibits the external auditors from: making management decisions for the Group; being put in the role of advocate for the Group; or conducting any other work which is prohibited by ethical guidance. The amounts paid to the external auditors during the period for audit and other services are set out in note 5 to the financial statements on page 66. The amount of non-audit fees is not significant overall and therefore it is considered that KPMG's independence is not compromised.

The Audit Committee also monitors the arrangements by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters ("whistle blowing"). A policy was implemented and communicated to all staff several years ago which details the arrangements which are in place for the proportionate and independent investigation of such matters and for the appropriate follow up actions. This policy was reviewed by the Committee during 2009 and is considered still to be appropriate. It is included in the Staff Handbook and is available for reference to all employees on the Company's intranet.

Treasury Committee

The Treasury Committee is chaired by RK Graham and its other members are: the Chief Executive Officer and the Chief Financial Officer. This committee meets periodically, as required, and provides a report to the Board after each meeting. The Treasury Committee reviews the Group's overall financial risk management including specific areas such as: foreign exchange risk (and related hedging policies); interest rate risk; credit risk and liquidity management. The policies of the Group and the Company in these areas are explained in note 21 to the financial statements on pages 91 to 98. The Treasury Committee reports to and makes recommendations to the Board regarding these matters. During 2009, the Committee reviewed the Treasury Policy to ensure its ongoing appropriateness and adequacy and considered the hedging policy, as referred to in note 21 of the financial statements on pages 91 and 92.

Internal control

The Board has overall responsibility for the Group's systems of internal control and risk management and for monitoring their effectiveness. The purpose of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives, and provide reasonable assurance as to the quality of management information and to maintain proper control over income, expenditure, assets and liabilities of the Group with particular reference to the risks identified. No system of control can, however, provide absolute assurance against material misstatement or loss.

It should be noted that, in the context of the Disclosure and Transparency Rules of the UK Listing Authority, section 7.1, the Audit Committee reviews the Company's internal financial controls and the Board of Directors is responsible for reviewing the wider internal control and risk management system.

The Board confirms that it has reviewed the effectiveness of the system of internal control for the period under review and up to the date of the approval of the financial statements.

The Board has established an internal control framework consistent with the guidance issued by the Turnbull Committee. The Board seeks regular assurance to enable it to satisfy itself that the systems of internal control are functioning effectively and to ensure that they are effective in managing risks. The key elements of the systems of internal controls are as follows:

Control environment

The Group has operational and financial controls and procedures. These controls include physical controls, segregation of duties, authorisation controls and reviews by management.

Risk identification

The Board has established a process of identifying, evaluating and managing the key commercial, financial and general risks facing the Group's business. This risk identification and review process has been in place for the period under review and up to the date of approval of the Annual Report and Accounts. The Board undertakes a regular review to analyse how the key business risks are being managed consistent with the strategy, objectives and activities of the business and its risk profile. Regular meetings take place to review the status of actions, procedures and controls aimed to mitigate or manage the key business risks. The outcomes from these meetings are reported to the Board on a regular basis. The key business risks identified are taken into account by the Board when assessing the Group's internal controls.

Financial reporting and monitoring of operations

A detailed annual plan is collated from submissions by each functional department. The plan is reviewed by the executive directors and approved by the Board. The annual plan is monitored on a monthly and quarterly basis and is used to monitor and control actual performance. Monthly financial information, including trading results, a cash flow statement and operating expenses details are presented and explained, in comparison to the plan, to the Board. The trading and operating results, compared to the plan, for each functional department are also reported to the Board each month.

The executive directors hold meetings on at least a weekly basis with the senior managers to review business and financial performance compared to the plan and forecasts and also to discuss operational matters including order levels compared to forecasts, product and project status and manufacturing statistics. Relevant matters arising from these meetings are reported to the Board by the respective members of the senior management team. A balanced scorecard was used during 2009 to set specific business objectives for the year, comprising both financial and non-financial metrics, and to monitor performance across the business against those objectives during each quarter in 2009.

Capital investment

Capital expenditure requirements are assessed as part of the annual plan. Strict authorisation processes are laid down for the making of capital investment commitments against the plan.

Monitoring and corrective action

There are procedures in place to monitor the systems of internal controls. These include the performance of internal audit procedures which are aligned with the areas of key business risk. The annual internal audit plan is reviewed and approved by the Audit Committee. Reports of the findings and conclusions, from the internal audit procedures, are reviewed by the Audit Committee and the status of the implementation of the agreed actions is monitored. The Group has a Quality Management System 'QMS', which underwent reassessment, by BSI, in June 2009 and now conforms to BS EN ISO 9001: 2008. This lays out the fundamentals required to control all aspects of product development and delivery in support of the Group's business goals and customer satisfaction. An integral part of the QMS is the phase review process for delivering and monitoring the introduction of new products. Internal audits are conducted to a documented schedule ensuring ongoing compliance with the requirements of BS EN ISO 9001: 2008. Management review meetings are held on a regular basis to monitor the effectiveness of the BS EN ISO 9001: 2008 system. Third party audits are conducted by British Standard Institution to verify continued compliance with BS EN ISO 9001: 2008.

Going concern

The Group's business activities, together with the factors likely to affect its future development, performance and position are set out in the Business Review and the Operating and Financial Review on pages 4 to 19. The financial position of the Group, its cash flows and liquidity position are described within the Operating and Financial Review on pages 13 to 19. In addition, note 21 to the financial statements includes the Group's financial risk management objectives; details of its financial instruments and hedging activities; its exposures to credit and liquidity risk and its objectives, policies and processes for managing its capital.

The Group has considerable financial resources comprising, as at 3 January 2010: cash and cash equivalents balances of $14.5 million and short-term deposits of $83.3 million, as well as an undrawn committed multi-option facility of $30 million and this facility expires in March 2011. The Group has no loans nor borrowings nor complex financial instruments. The Group has established relationships with a number of the leading global consumer electronics manufacturers and integrated circuits developed by the Group are designed into a range of the end products for these customers (refer to Chairman's Statement and Business Review on pages 2 to 12). The Group continues to invest in the development of new innovative products, as explained in the Business Review and Operating and Financial Review on pages 4 to 19. As a consequence, the directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain general economic outlook.

The directors have reviewed the latest forecast results and cash flow projections. After making enquiries, the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. The financial statements for the 53 week period ended 3 January 2010 have therefore been prepared on a going concern basis.

Communications with shareholders

The directors believe firmly in the importance of communication with shareholders. In order to provide information regarding the Group's trading and financial performance on a regular basis, the Company produces quarterly results announcements.

The Group also has a policy of maintaining an active dialogue with institutional shareholders through individual meetings with these shareholders attended by members of the Board and their participation in conference meetings and calls relating to results announcements. After these meetings the views of these shareholders are reported to and discussed by the rest of the Board. All non-executive directors are available to meet with major shareholders if requested. M Ruettgers, BM Rose and RK Graham met with most of the Company's major shareholders during 2009.

During the period a regular dialogue has been maintained with institutional shareholders, analysts and the financial press. Investor relations and other information is published on the Company's website at www.wolfsonmicro.com.

Shareholders who attend the annual general meeting ("AGM") are invited to ask questions and meet with the directors informally after the meeting. The numbers of proxy votes cast in respect of each resolution are announced after the resolution has been voted on. Following the AGM in 2009, a summary of the proxy votes lodged was published on the Company's website. The Company intends to propose a separate resolution at the AGM in 2010 on each substantially separate issue and, in particular, intends to propose a resolution at the AGM relating to the Annual Report and Accounts 2009. The chairmen of the Audit, Remuneration and Nomination Committees are available to answer questions relating to the Annual Report and Accounts at the AGM. Notice of the AGM and related papers are sent to shareholders at least 20 working days before the meeting.

Organisation and people

Our People

Our success depends upon our 400 skilled and motivated employees around the world. So at the heart of our Human Resource and Organisational Development strategies is being an employer of choice. In return for our employees' contribution to our success we aim to provide them with a diverse and challenging environment. An environment where they can be developed and rewarded and one where they can excel and which they choose to be in.

Recruiting and retaining our people

We also aim to attract and retain the best available talent across all of our functions and even more so when the economic outlook is uncertain. In 2009 we have reinforced lines of communication between our senior management team (the 'Leadership Team') and all of our employees so we can provide constant updates against the strategy and plans and gather feedback on companywide activities. As a result of this, and the careful attention and creativity we bring to the employee focused programmes, we have particularly high retention with an annualised retention rate of greater than 98%.

In 2009 our graduate recruitment programme was expanded with the highest number of graduates recruited in one intake in Wolfson's history from multiple universities and colleges. This reflects our desire to diversify our employee base and refresh our talent pool, allowing our current employees to move upwards within the organisation.

Towards the end of the fourth quarter of 2009, an employee opinion survey was conducted whereby all employees were invited to participate using a non-attributable on-line questionnaire administered by The HR Leadership Council, part of The Corporate Executive Board. There was a high level of participation in this survey with over three quarters of employees completing the questionnaire. The results of this survey were analysed and benchmarked against other similar sized companies in the hi-tech sector. The results show high commitment to Wolfson of our employees with engagement and retention indices being amongst the highest scores. The overall results are being used to initiate continuous improvement projects.

Developing our people

Employee development activities in 2009 included the launch of our Career Management Programme which has delivered a comprehensive programme for career management. Career ladder structures now exist for every function bringing clarity and insight into the potential career progression both within function and by cross functional moves. The career ladders make it evident that both a managerial and a technical career carry equal weight and that following a technical career path also allows growth and seniority. We have also implemented a behavioural ("competency") framework into our performance management programme which sets very clear definitions about the types of behaviours we expect from our employees; Focus, Accountability, Teamwork, Communication and Innovation. The performance management programme is directly linked to pay so that those employees who are demonstrating the right behaviours and performing well can be assured of rewards.

The Company is committed to developing quality leadership, technical and management capability. During 2009 we continued to invest in the development of our people through our structured management essentials programme and through focused development activities to create high performing teams across a number of our functions. Technical training also remains critical in driving the development of our people supported by coaching and mentoring programmes.

The Company continues to support professional development and is currently supporting a number of employees studying for professional qualifications. The Company supports professional qualifications and reimburses professional institution membership fees where appropriate.

Rewarding our people

Our remuneration packages are, we believe, competitive and we continually review this position by using appropriate salary survey and market data which directly reflects the market in which we operate. Our philosophy is very much to pay for performance. Our "non-cash" recognition programme also provides our managers with many other forms and types of recognition so they can reward and motivate our people through one-off rewards, such as a weekend break, vouchers for the cinema, dinner out with family. Managers are encouraged to think about the reward ensuring that the reward matches the employee's interests.

Share ownership

The Company operates discretionary employee share schemes. This includes the Company's all employee share option scheme and also a contingent share award scheme which, although discretionary, are used to provide option grants or contingent share awards to the Company's employees. In 2010, subject to shareholder and HM Revenue and Customs approval, the Company plans to implement a Save As You Earn share option scheme in which all UK employees should be eligible to participate. In this way, the Company seeks to encourage the involvement of employees in the Company's performance. There is also a shareholding policy which is applicable to the executive directors and senior management team, as described on page 39 in the Directors' Remuneration Report.

Corporate Social Responsibility

Although the Company is accountable to its shareholders, it also recognises that it has responsibilities to other stakeholders which include employees (see pages 30 and 31), customers, suppliers, and the local communities in which it operates. The Board accepts its responsibility to be accountable to all stakeholders.

The Company is dedicated to supplying high quality products which meet the requirements of its customers in a manner consistent with high environmental and ethical standards. These principles form an integral part of the Company's management processes and operations throughout the world.

Environment

The Company's policy is to behave in an environmentally responsible manner, consistent with and in compliance with local legislation and protocols. The Company requires its subcontractors to have BS EN ISO 14001: 2004 certification, and to conform to the Montreal Protocol for substances that deplete the ozone layer, and to relevant local legislation to ensure control and/or elimination of materials recognised as hazardous. Additionally the Company recycles waste materials where possible and, where appropriate, encourages its suppliers and / or subcontractors to do likewise.

The Company attained BS EN ISO 14001: 2004 certification in 2005. It has a mature environmental management system for assessing, controlling and monitoring the potential environmental impact of activities at the Company's premises and at those of its subcontractors. A programme of targets and objectives, subject to periodic review, is in place to ensure continual improvement and to prevent pollution. The Company has established an environmental training procedure for relevant staff. The Company's Environmental Policy and Environmental Manual are available for reference by all employees on the Company's intranet. The Environmental Policy is also available, on request, to the public.

The Company has adopted the Joint Industry Guide Standard, JIG-101, an industry consensus on material bans, restrictions and disclosures. The Company also reviews any customer requirements beyond JIG-101 of which it is made aware. The Company requires its subcontractors to demonstrate that they do not use what are internationally considered to be harmful materials. All Wolfson products are fully compliant with the EC Directive on Restriction of Hazardous Substances, without any reliance on exemptions, and are halogen-free as defined in IEC 61249-2-21. The Company continues to receive enquiries from customers about whether EC Regulation 1907/2006, concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals ("REACH"), applies to the Company's products. It has been established that REACH does not apply: the products are articles as defined by the Regulation, and they contain no Substances of Very High Concern ("SVHCs"), as defined, at present. The Company regularly reviews the REACH list of SVHCs, in order to be able to respond appropriately should any additions to the list make this necessary, so as to ensure that REACH continues not to be applicable.

The responsibility for the Company's environmental policy and management has been delegated by the Board to the Chief Executive Officer who reports back to the Board at least annually. This includes the setting of the policies of the environmental management system, its objectives and targets. The Vice President of Quality is responsible for the implementation and maintenance of the environmental management system in accordance with the requirements of BS EN ISO 14001: 2004. Management review meetings are held on a regular basis to monitor the performance of the environmental management system. Environmental reporting is verified through audit procedures performed by the British Standards Institution for compliance with BS EN ISO 14001: 2004.

Ethical business practices

Wolfson is a fabless semiconductor company based in the UK with subcontracted manufacturing operations overseas. The Company aims to ensure that the products which it supplies are manufactured by subcontractors to internationally recognised ethical and environmental standards and laws, such as the Electronic Industry Code of Conduct (EICC). The Company's key suppliers must confirm in writing that they meet these standards and laws.

All employees are expected to behave ethically when working for the Company and this is reflected in the policies which are detailed in the employee handbook. Ethical business practices are integral to the Company and are reflected in the practices in relation to recruitment, disciplinary matters and grievances.

In recent years, in line with the Company's objectives, the Company has enhanced its ethics policy which was communicated to all employees. Employees concerned about ethics within the organisation are encouraged to raise their concerns with the Human Resources department, their line manager or to follow the guidance in the Company's "whistle blowing" policy.

Wolfson is committed to the principle of equal opportunity in employment and its internal procedures reflect this. The principle is supported by the Company's recruitment, disciplinary and grievance procedures.

The Company recognises its legal responsibilities to ensure the well being, safety and welfare of its employees and to maintain a safe environment for visitors and any subcontractors while they are on the Company's premises. All staff are instructed on the Company's health and safety policy which can be accessed by all employees on the Company's intranet. The Vice President of Quality has responsibility, delegated by the Board, for the Company's health and safety matters.

Local Community

The Company aims to make a contribution to the communities in which it operates. The responsibility for community matters has been delegated by the Board to the Chief Executive Officer within agreed budgetary parameters. A community relations programme, which includes proposed levels and categories of sponsorship and charitable donations, was approved by the Board during 2009. The principal elements are: education, sports and event sponsorship, and employee charity matching.

The Company provides a scholarship programme for a number of students at Edinburgh University during their engineering degree courses and for post-graduate research fellowships. As well as providing financial support, the programme includes placements for work experience and project work within the Company.

During 2009, the Company sponsored an exhibit in the Edinburgh International Science Festival aimed at raising children's awareness and interest in science. The Company has also committed to funding events in 20 Edinburgh based schools run by Generation Science for the same purpose. The Company provides sponsorship to employees who undertake fundraising activities for charities and supports community projects in which employees participate.

In 2009, the Group supported charitable and community activities, including the scholarship programmes, with donations and sponsorships totalling $313,000 (2008: $245,000).

Directors' Remuneration Report

This report describes the current arrangements for the remuneration of executive directors and senior management, as agreed by the Remuneration Committee ("Committee"). The arrangements for these aspects of remuneration in 2009 and the remuneration policy for 2010 are included. This report also provides the details of the remuneration of the non-executive directors, as approved by the Board of Directors. The report has been prepared on behalf of the Board by the Committee. In addition to meeting statutory requirements, particularly the Companies Act 2006, the Committee has aimed to comply with the best practice guidelines in producing this report.

Role of the Remuneration Committee

During 2009 the Remuneration Committee was comprised of BM Rose (Chairman of the Remuneration Committee), RK Graham, M Ruettgers and R Eckelmann. M Ruettgers is Chairman of the Board of Directors of the Company and was independent upon his appointment to the Board on 1 January 2008. All other members of the Committee are independent non-executive directors of the Company. The terms of reference of the Committee, which are reviewed annually, are published on the Investor Relations section of the Company's website at www.wolfsonmicro.com. The Committee meets at least three times a year and, as shown on page 26, there were 7 meetings of the Committee held in the 53 week period ended 3 January 2010. A list of some of the Committee's activities during the period is set out on page 27.

The principal role of the Remuneration Committee, as delegated by the Board, is to establish the remuneration, and its composition, for the executive directors and senior management team. In so doing the Committee aims to ensure that the remuneration policy supports long term growth in shareholder value, including the implementation and achievement of the strategy of the Company in a manner that is consistent with the Company's culture and risk appetite as agreed by the Board. The Committee therefore adopts the following approach to key aspects of remuneration policy and these were reviewed by the Committee during 2009:

Remuneration Philosophy

- Our objective is to offer remuneration packages that attract, motivate and retain highly talented individuals to promote and share in the future success of the Company. Packages are structured to meet business needs and to focus employees on their contributions to the achievement of the Company's strategic objectives and goals in a manner consistent with the Company's appetite for risk. In determining such packages and arrangements, we give full regard to any relevant legal requirements, the provisions and recommendations in the Combined Code and the UK Listing Authority's Listing Rules and associated guidance, including that from investor bodies.
- We aim to offer a fair and proper reward for the efforts, skills and performance of our people that is suitably structured to reflect individual commitment, performance and level of responsibility. Whilst basic salary is structured to be competitive, all variable incentives are subject to performance requirements, thus aligning outcomes with the long term interests of our shareholders. We are happy to reward exceptional performance appropriately and to have due regard to the individual's seniority and role. However, there is no concept of being rewarded for failure. Non performers are not rewarded through basic salary increases, bonus or share schemes and are actively managed through a clear performance management process either to improve or to exit.
- The Committee considers pay levels elsewhere in the Company when determining directors' remuneration. The Committee considers total expected remuneration and its shape as the basis for reviewing remuneration packages, rather than targeting their components. Remuneration packages for executive directors and senior managers are reviewed annually by the Committee.
- For executive directors and senior managers, the Committee thinks it appropriate to set demanding and longer term performance requirements in line with the Company's strategic objectives, and that long term incentives should be a greater part of their remuneration as they are in a position to influence long term performance to a much greater extent than more junior colleagues.

Principles for short term performance-related remuneration

- We aim to judge performance of our people through a mixture of metrics using a balanced scorecard approach, to target our strategic objectives, and by the application of an open and fair appraisal scheme for all employees. Our compensation and benefit programmes are designed to motivate desirable employee behaviours, actions and results with a view to aligning interests with those of our shareholders. The metrics we use are a mixture of challenging financial targets and non financial ones, such as product development, customer satisfaction etc. However, the more senior an individual in the Company the higher the proportion of variable pay that is dependent on meeting financial metrics. We are very aware of the Company's need to be profitable and consider carefully the affordability of incentives and the setting of appropriate amounts and conditions. We also take great care to ensure that our targeting is consistent with the Company's desired level of risk.

Policy for remuneration on appointment

- The default position for any starter or retention packages for executive director and senior manager positions is that any discretionary up front awards are linked to the performance of the Company over at least a required three year period and are expressed in shares. This may be varied in difficult recruitment conditions.

Policy for remuneration on termination or severance

- For the executive directors, as stated on page 39, contractual notice periods are 12 months and for the senior management team they range from 6 to 12 months depending on role.
- The Committee considers and, if appropriate, approves any severance packages relating to executive directors or senior managers. In so doing we have agreed a policy of notice payments commencing from the date of resignation. Consideration of a payment in lieu of notice is only made where it is at the Company's request that the employee does not require to work their period of notice. Where discretion may be applied to payments we pro-rate for time and performance conditions, and also restrict any payments to a maximum of 100% of salary, unless legal or contractual considerations dictate otherwise. For bad leavers (as defined under the relevant scheme rules) all unvested long term incentive plan ("LTIP")

awards shall lapse, subject to the scheme rules. It is at the discretion of the Remuneration Committee, subject to the relevant scheme rules, to determine whether the share-based awards (which are deemed to have vested in the circumstances) are transferred to a "good" leaver as soon as practicable or left in place until the end of the original performance period for the LTIP award.

Shareholding policy

- We would like all our senior managers to become shareholders in the Company to align further their interests with those of shareholders. Our shareholding policy will be strengthened in 2010 to make it more effective by encouraging executive directors and senior managers to build up, over some time, and to maintain a holding of shares in the Company to the value of 100% and 50%, respectively, of salary. This should be achieved by the retention of 50% of the net shares from vested LTIPs, from the 2010 LTIP awards onwards. We are also reviewing methods of encouraging wider ownership of the Company's shares by more junior colleagues (refer to page 31 for further details).

Other remuneration policies

- We approve the key elements for the remuneration policies elsewhere in the Company. In so doing we review the consistency of remuneration levels between different grades, as well as being fair in relation to the external environment, and the actions of competitors. All bonus schemes in the Company, with the exception of our sales team, are comprised of the same metrics based on a balanced scorecard approach, but potential payouts vary by grade of employee.
- The remuneration of non-executive directors (excluding that of the Chairman) is a matter for the Chairman and the executive members of the Board. No director or manager is involved in any decisions about his own remuneration.

Advisers to the Committee

During 2009 PricewaterhouseCoopers advised the Committee about remuneration practices and trends in the UK and elsewhere. The Committee also obtained a variety of remuneration reviews, surveys and data (including: Towers Watson and the annual reports of similar and competitor companies) to inform itself of remuneration practices for executive and other positions of similar and competitor companies. Pinsent Masons also advised the Committee during the year in relation to the all employee contingent share award scheme. The Committee was also advised by the Company's Chief Executive Officer, Chief Financial Officer, and the Vice President of Human Resources, but the areas covered did not relate to these individuals' own remuneration. The Company Secretary also attends meetings of the Committee in the capacity of secretary to the Committee.

A local office of PricewaterhouseCoopers also provides accounting and payroll services to one of the Company's overseas branch offices.

Communication with shareholders and investor bodies

In early 2009 and 2010, the Remuneration Committee Chairman and another member of the Committee met with the Company's larger shareholders and investor bodies to describe the remuneration arrangements and policies which were proposed for 2009 and 2010, including the proposed long term incentive scheme arrangements and type of performance metrics proposed to be applied to those awards. The meetings which were held in 2010, to discuss the proposed executive remuneration policies for 2010, have meant that these proposals have been discussed with more than 50% of the shareholders, by value. In addition, the main elements of the policy for executive remuneration in 2009 were disclosed and explained in the Directors' Remuneration Report which was contained in the Annual Report and Accounts 2008.

Policy for executive remuneration in 2010

Executive remuneration in 2010 will consist of a combination of basic salary, a cash bonus scheme, a long term share-based incentive scheme, pension and benefits in kind. The basic salary will be the only pensionable portion of the remuneration package.

Basic salary

For 2010, the Committee has reviewed the level of basic salaries for the executive directors and senior management. The Committee considers: Group performance; the level of salaries in comparable companies in the hi-tech sector; market conditions; the level of increase awarded to employees throughout the business; and the individual performance of executive directors and senior managers. The Committee has concluded that, firstly, where basic salaries for these executives fall below a competitive market position, then this will be addressed. The Committee has also determined an overall budget of approximately 3% to increase the basic salaries for executive directors and senior managers in 2010.

Cash bonus

The cash bonus scheme for 2010 will be capped at 100% of basic salary except for JM Hickey where the cash bonus will be capped at 200% of basic salary. On target performance will result in a bonus of 50% of basic salary except for JM Hickey where on target performance will result in a bonus of 100% of salary. The targets will be challenging financial and corporate non-financial performance targets which are the same as those performance targets set for all of the Group's employees (except for the sales team) and again has a balanced scorecard approach. The additional bonus arrangement for M Cubitt, in respect of cash management for 2009, will not be repeated in 2010.

Long term incentive scheme

The long term share-based incentive scheme will comprise a combination of market value share options to be awarded from The 2003 Wolfson Microelectronics Executive Share Scheme and contingent share awards under The Wolfson Microelectronics 2006 Performance Share Plan (PSP). The awards under the long term incentive scheme will be equivalent to a maximum of 100% of relevant salary with 60% of the award comprising market value share options and 40% of the award comprising contingent share awards under the PSP. These are the same proportions as applied to the long term incentive scheme awards in 2009 and these are considered by the Committee to remain appropriate.

The 2010 awards will be subject to performance conditions, over a three year period, relating to a revenue target for the share option awards and to a gross profit target for the PSP awards. The Committee has set demanding targets for each of these metrics which have been set at a level that is greater than the current analysts' consensus for 2012. The targets will be met if, in any consecutive four quarters during the three year period, the audited results for that period exceed the target set. These metrics were chosen because they are the key objectives under our strategic plan. The management team has a clear line of sight to the metrics and manages them actively. The Board considers that success in achieving these metrics will create enhanced shareholder value. The Company is going through a transformational process and the Board feels it is appropriate, during this period, to recognise strategic success should it happen earlier in the three year period, and considers such an outcome to be in shareholders' interests. It will also have the advantage of creating value in the LTIPs of our top team, and be highly motivational to them after some years of low payouts on bonus and LTIP schemes. The Committee has taken the discretion to review the payment of the award at the end of the three year period in the light of the underlying performance of the Company at that time.

Deferred Annual Bonus Scheme

It is proposed that a deferred annual bonus scheme be introduced in 2010. Under this scheme if executive directors and senior management invest up to 50% of the net proceeds of the annual bonus scheme in Wolfson shares, and hold them for three years, then the Company will match these shares 1:1 on a gross basis subject to a demanding performance metric. In 2010 this metric will be the same as for the 2010 PSP scheme as outlined above.

Policy for executive remuneration in 2009

The remuneration package for executive directors and the senior management team consisted of a combination of: basic salary; a cash bonus scheme; a long term share-based incentive scheme, pension and benefits in kind. In 2009 the long term incentive scheme comprised The 2003 Wolfson Microelectronics Executive Share Scheme (Executive Share Options) and The Wolfson Microelectronics 2006 Performance Share Plan (PSP). Basic salary was the only pensionable portion of the remuneration package.

For JM Hickey, 73% of the total potential remuneration package in 2009 was performance related and for M Cubitt 67% of the total potential remuneration package in 2009 was performance related.

The directors' salaries, bonuses and benefits in kind for 2009 are shown in the tables on pages 42 and 43.

Basic salary

The basic salaries for executive directors are reviewed annually and any change to salary is normally effective from the beginning of the Company's financial year. The Committee takes into consideration a range of factors when reviewing salaries such as: Group performance, level of salaries in comparable companies in the hi-tech sector, market conditions, the level of increase awarded to employees throughout the business and the individual performance of individual directors. Current annual salaries for executive directors are shown in the tables on pages 42 and 43.

For 2009, in view of the adverse general economic environment and market conditions facing the Company at the time of the 2009 salary review, the Committee recommended that there would be no basic salary increases. This was approved by the Board and it applied to all employees and to the Board, including executive and non-executive directors.

Cash bonus

The cash bonus in 2009 was discretionary and non-pensionable and applied to the Group's executive directors and senior management team. On target performance would result in a payment of a bonus of 50% of salary to each participant in the senior management team with a sliding scale of payments around this figure according to the performance actually achieved. For JM Hickey, on target performance would result in a payment of a bonus of 100% of basic salary. The overall cash bonus payment is normally capped at one times salary for each participant other than for JM Hickey which is capped at two times basic annual salary.

In view of the adverse general economic and market conditions experienced towards the end of 2008 and in existence in early 2009 when the cash bonus arrangements for that year were being finalised, the Committee concluded that it was appropriate to implement different metrics for the cash bonus scheme, compared to those applicable for the 2008 scheme, which were more closely aligned to the Company's short-term objectives. As explained in the Business Review section of the Annual Report and Accounts 2008, the key operational focus areas for the Company in 2009 were:

- to deliver new compelling products to our customers;
- to seek to maximise the return on investment from all the core platform intellectual property which the Company develops;
- to maximise financial performance through disciplined discretionary spend and gross margin control; and
- to maintain the Company's cash position.

The metrics were therefore a mixture of financial and appropriately challenging business performance targets and follow a balanced scorecard approach with each metric having a relative weighting attached to it. The target for each metric was set, due to the dynamic nature of the business, in respect of each quarter in the financial year. The weighting of the financial to non-financial measures was reviewed at the half year and the weightings altered for the second half such that the financial measures represented a higher proportion in the second half of the year. Achievement of the on target financial measures would have resulted, for the first half of the year, in a cash bonus equal to 40% of the on target percentage for that period and that was increased to 50% of the on target percentage for the second half of the year.

The targets for each metric were identical to those applied for the cash bonus arrangements for all other employees in the Group (with the exception of the sales team). The cash bonus becomes payable if a minimum threshold for each measure is achieved in the quarter. Once that threshold is achieved the amount of bonus payable, on a sliding scale, is dependent upon the extent to which the actual performance compares to the target for that period.

The financial performance measures were: revenues, gross margin and overhead costs. In total, for the year as a whole, the financial performance measures were only partially achieved to the extent of 20% of the on target percentage (that is a payment of 10% of salary for M Cubitt and the senior managers, or 20% in the case of JM Hickey).

The corporate performance targets, which were the same for each participant, and also for the basis of the all employee bonus arrangements (except for the sales team) were assessed as appropriately challenging and included non-financial measures such as new product introductions, IP development and design-ins. Each corporate performance target was also set for each quarter in the financial year and had a relative weighting attached to it. There were no personal objectives included as performance measures for the purposes of the cash bonus arrangements in 2009 for the executive directors and senior managers. In total, for the year as a whole, the non-financial performance measures were partially achieved to the extent of approximately 36% of the on target percentage (that is a payment of 18% of salary for M Cubitt and the senior managers, or 36% in the case of JM Hickey).

Although the targets are set, measured and monitored on a quarterly basis, the cash bonus payments, in respect of 2009, to the executive directors and senior management team are not paid until after the year end, following the announcement of the audited financial results for 2009.

As explained in the Directors' Remuneration Report contained in the Annual Report and Accounts 2008, in addition to the cash bonus scheme outlined above, and in view of the general economic conditions and the importance of cash management and cash generation for the Company, the Committee considered it appropriate to have an additional cash bonus arrangement for M Cubitt in 2009. This consisted of an additional entitlement to 7.5% of basic salary each quarter in 2009 if the Group was cash generative in the quarter (compared to the total cash and short-term deposits balance at the end of 2008), with such cash bonus amounts achieved being paid to M Cubitt in early 2010, subject to the overriding proviso that the Group was cash generative for the full financial year in 2009. The Group's cash and cash equivalents and short-term deposits balance at the end of 2008 was $92.2m. The Group was cash generative in each quarter (in accordance with the definition in the terms of this arrangement) with the total cash and short-term deposits balance, as reported in the quarterly results announcements in 2009, at the end of each quarter being: quarter one: $97.8m; quarter two: $100.7m; quarter three: $100.3m. As shown in the audited consolidated balance sheet on page 51, the balance at the end of quarter four 2009 was $97.8m. The outcome of the measures for this additional bonus for M Cubitt were such that he is entitled to receive an additional cash bonus equivalent to a total of 30% of basic salary which is included in the tables on pages 42 and 43 and will be paid to M Cubitt following the preliminary announcement, on 9 February 2010, of the audited financial results for 2009. There is no additional cash bonus arrangement proposed for M Cubitt in 2010.

The Committee has undertaken a formal and rigorous process to assess the achievement compared to the corporate performance targets. This review has resulted in, for the executive directors, an amount payable under the cash bonus arrangements in 2009 to JM Hickey and to M Cubitt as set out in the tables on pages 42 and 43. The amount comprises approximately 56% of base annual salary for JM Hickey and approximately 58% of base annual salary for M Cubitt (which consists of 28% from the Company cash bonus scheme for 2009 and 30% from the additional cash bonus arrangement in 2009, as described above, for M Cubitt).

Long term incentive scheme

It was stated in the Directors' Remuneration Report contained in the Annual Report and Accounts 2008, that the long term incentive scheme for 2009 would comprise a combination of market value share options, from the existing executive share option scheme, and contingent share awards under the PSP. In that report it was explained that meetings were held by the members of the Committee and the Company's major shareholders which included an explanation of this LTIP arrangement and the proposed metrics. The awards under the long term incentive scheme in 2009 were equivalent to a maximum of 100% of relevant salary with 40% of the award comprising contingent share awards under the PSP and 60% of the award comprising market value share options. These awards are subject to performance conditions, over a three year period, relating to share price growth and cash generation performance of the Group. These metrics are considered to be appropriate by the Committee, in view of the general economic conditions which were facing the Company at the time that these awards were granted. Further details of the performance conditions set in relation to awards made in 2009 are set out on page 38.

As reported and explained in the Directors' Remuneration Report contained in the Annual Report and Accounts 2008, the Committee considered that it was appropriate, as part of its process to finalise the policy for executive remuneration for 2009, to review the relative weightings of the combination of PSPs to share options. As a result of that review the Committee recommended that the proportion of the long term share-based incentive scheme award to be delivered as contingent share awards under the PSP should be increased to 40%, from the 25% weighting used in 2006 and 2007, in order to motivate and retain key executives given current equity market conditions.

Executive Share Options

The primary purpose of the executive share options is to align the executive's interest with those of shareholders and to reward the executives for a strong performance by the Company. In 2009, the executive directors and senior managers were awarded market value share options exercisable (if and to the extent that performance conditions are met) in 2012 equal in value, at date of grant, to 60% of their basic annual salary. No amounts were payable by the executive directors and senior managers on the grant of these share options. The exercise price of those share options was set, in accordance with the rules of the share option scheme, based on the market value of the Company's shares averaged over the three business days prior to the date of award. The details of the share options granted to the executive directors in 2009 are given in the table on page 47.

The share options granted to executive directors and senior managers in 2009 under the LTIP arrangements are exercisable to the extent that the share options vest based on the satisfaction of performance conditions which are measurable over a three year period. Performance is measured over the three financial years 2009 to 2011. The proportion vesting will be decided by reference to the Company's share price growth, over a threshold level, and also by reference to the preservation of the Group's cash and cash equivalents and short-term deposits balance in the three year period.

50% of the maximum share options granted will vest if the Company's share price appreciates, from the share price on the date of the preliminary announcement of the 2008 financial results, by more than 50% over a period of at least five consecutive business days within the performance period. The "share price" is the middle market quotation, for the Company's ordinary shares, from the Daily Official List of the London Stock Exchange.

50% of the maximum share options granted will vest if the cash and cash equivalents and short-term deposits balance, as reported in the audited balance sheet of the Group for each of the financial years 2009, 2010 and 2011, is at least equal to the balance of cash and cash equivalents and short-term deposits reported for the Group at the end of 2008, being $92.193 million. The cash and cash equivalents and short-term deposits balance for this performance measure is the total balance of cash and cash equivalents and short-term deposits, net of any debt, as reported in the audited consolidated balance sheet of the Group. This balance is subject to adjustment, if deemed appropriate by the Committee, for receipts and / or payments in the relevant period which are outside the normal course of the Group's and the Company's trading operations.

PSP

The primary purpose of the PSP is to retain and motivate key executives. On 19 March 2009, contingent share awards were made to each executive director and other members of the senior management team as part of the long term incentive arrangements for 2009. No consideration was paid for an award. The value of the award, on the date of grant, was equivalent to 40% of the individual's basic annual salary. Details of the awards made to the executive directors are set out on page 43.

A participant will derive the whole value of shares finally determined as vesting under the PSP. Performance is measured over the three financial years 2009 to 2011. The proportion vesting will be decided by reference to the Company's share price growth, over a threshold level of growth and also by reference to the preservation of the Group's cash and cash equivalents and short-term deposits balance in the three year period.

50% of the maximum PSP award will vest if the Company's share price appreciates, from the share price on date of the preliminary announcement of the 2008 financial results, by more than 50% over a period of at least five consecutive business days within the performance period. The "share price" is the middle market quotation, for the Company's ordinary shares, from the Daily Official List of the London Stock Exchange.

The other 50% of the maximum PSP award will vest if the cash and cash equivalents and short-term deposits balance, as reported in the audited balance sheet of the Group for each of the financial years 2009, 2010 and 2011, is at least equal to the balance of cash and cash equivalents and short-term deposits reported for the Group at the end of 2008, being $92.193 million. The cash and cash equivalents and short-term deposits balance for this performance measure is the total balance of cash and cash equivalents and short-term deposits, net of any debt, as reported in the audited consolidated balance sheet of the Group. This balance is subject to adjustment, if deemed appropriate by the Committee, for receipts and / or payments in the relevant period which are outside the normal course of the Group's and the Company's trading operations.

Long term incentive scheme arrangements in previous years

In summary, long term incentive scheme arrangements in the years 2007 to 2009 have consisted of:

Financial year	Composition of the LTIP arrangements for the financial year
2009	60% of LTIP was market value share options 40% of LTIP was contingent share awards under the PSP
2008	100% of LTIP comprised contingent share awards under the PSP
2007	25% of LTIP was contingent share awards under the PSP 75% of LTIP was ExSOP awards

PSP

Details of the awards made to executive directors in 2007 and in 2008 under the PSP are set out on page 43.

ExSOP

In 2006 and in 2007, part of the long term incentive scheme for executive directors and senior management comprised awards under The Wolfson Microelectronics Group Executive Shared Ownership plan ("ExSOP"). The details of these awards are set out on pages 44 and 45.

Share options

In years prior to 2006, the long term incentive arrangements comprised only share options which were awarded by the Company to executive directors and the senior management team. The awards of options in each year are summarised below:

Awards in 2008: No share options were awarded to executive directors in 2008.

Awards in 2007: No share options were awarded to executive directors in 2007 other than to the then-serving Chief Executive Officer who was awarded share options instead of the ExSOP award (as the ExSOP is intended for executives who are solely UK tax payers and the then-serving Chief Executive Officer was subject to both UK and US tax).

Awards in 2006: None of the current executive directors were employed by the Company at the time of the 2006 share option awards. No share options were awarded to executive directors in 2006 other than to the then-serving Chief Executive Officer who was awarded share options instead of the ExSOP award, as explained above.

Previous awards: None of the current executive directors were employed by the Company at the time of the share option awards, from The 2003 Wolfson Microelectronics Executive Share Scheme, in 2004 and in 2005.

Share options awarded to executive directors and senior managers in prior years were subject to performance requirements measured over a three year period.

Share ownership policy

As explained on page 35, executive directors and senior management are being actively encouraged to build up holdings, over some time, of 100% or 50% of salary respectively in Wolfson shares and, in particular, to invest 50% of the net shares from vested LTIPs, from the 2010 LTIP awards onwards, until this is achieved.

Dilution

The Committee ensures that the aggregate of all share-based awards, using new issue shares, does not exceed the guidelines set out by the Association of British Insurers. These suggest that the number of awards granted in respect of all share-based schemes should not exceed 10% of the current issued share capital in any rolling ten year period. The number of awards granted in respect of executive discretionary schemes should not exceed 5% of the current issued share capital in the same period.

The rules of each of the Company's discretionary share option schemes (executive and all employee) in effect since its flotation contain a limit of 10% of the issued ordinary share capital on the shares over which rights to subscribe for new shares may be granted in a rolling period of 10 years. The rules for each of the PSP and ExSOP schemes contain a similar limit and also a 5% limit over a 10 year period for these executive discretionary schemes.

Awards granted during the period from 21 October 2003 (the date of the Company's flotation) to 3 January 2010 under all the Company's discretionary share option and share-based schemes, where these will be satisfied using new issue shares, are within the applicable limits. The PSP, ExSOP and all employee contingent share awards made to date and certain employee share option awards are being satisfied by shares purchased in the market by the employees share trusts.

Pensions

The Company operates two pension schemes, one being a defined benefit scheme and the other being a defined contribution scheme. The former was closed to all new entrants after 2 July 2002. None of the current directors is an active participant of the Company's defined benefit scheme which provides benefits based on final pensionable pay 1/60th per year of employment. The current employer contribution rate is 15.4% and 6% is contributed by each participating employee.

As explained in the Directors' Remuneration Report for 2006, with effect from 5 April 2006, AD Milne became a deferred member of the defined benefit scheme and the Company ceased to make contributions to the scheme on his behalf.

JM Hickey and M Cubitt are members of the Company's Group Personal Pension Plan, a defined contribution pension scheme. The Company currently matches employee contributions up to a maximum of 6% of basic salary.

Service contracts

The Company has entered into service contracts with each of its executive directors none of which is for a fixed term. Such contracts are terminable by either party giving not less than 12 months' notice. The Company may in its absolute discretion terminate the employment of any of the executive directors at any time by making a payment in lieu of notice equivalent to the director's basic salary over any unexpired period of notice.

Details of the service contracts currently in place for executive directors who have served during the 53 week period ended 3 January 2010 are as follows:

	Date of contract
JM Hickey	6 September 2008
M Cubitt	20 December 2006

DA Shrigley resigned as a director on 31 December 2008 and his service contract, dated 15 December 2006, terminated on that date.

Executive directors can accept appointments as non-executive directors of other companies and retain any fees paid to them if such an appointment does not conflict with their duties to the Company. Specific approval of the Board is required in each case.

DA Shrigley, who resigned as a director of Wolfson Microelectronics plc on 31 December 2008, was also a non-executive director of Rambus, Inc. (a company listed on NASDAQ). None of the other executive directors served as non-executive directors of other public companies during the 53 week period. As DA Shrigley was only a director of Wolfson Microelectronics plc for three days in the 53 week period ended 3 January 2010, the Company has not sought, for disclosure purposes, to apportion his remuneration for his non-executive directorship of Rambus, Inc. for that three day period.

Non-executive directors

Appointment

Each of the current non-executive directors has entered into an agreement setting out the terms of his appointment with the Company. The dates of the terms of appointment that are currently in place for non-executive directors who have served during the 53 week period ended 3 January 2010 are as follows:

	Date of terms of appointment
RK Graham	25 September 2003
BM Rose	25 September 2003
R Eckelmann	1 November 2004
M Ruettgers	9 November 2007
AD Milne	1 December 2007 (effective 9 November 2007)
G Collinson	18 August 2008 (signed on 22 August 2008)

The letters of appointment are for a fixed term of three years. R Eckelmann's appointment has been extended until 31 October 2010 and, in 2008, BM Rose's appointment was extended until 22 November 2010. In 2009, RK Graham's appointment was extended until 24 September 2012.

All of these agreements state that either party may terminate the appointment at any time by giving to the other not less than one month's notice. Each non-executive director's appointment may be terminated at any time without compensation in accordance with the Company's articles of association or the Companies Act 2006 or if the shareholders of the Company fail to re-elect him as a director.

Remuneration

The remuneration of the non-executive directors is determined by the Board. The non-executive directors do not participate in discussions about their own remuneration. Non-executive directors' fees are designed to be of a level to attract good quality candidates to the Board and to reflect the time commitment of directors. Fee levels are reviewed yearly and are set within the aggregate limits contained in the articles of association of the Company.

M Ruettgers' fee as Chairman of the Board is £85,000 per annum. Each of the other non-executive directors receives a fee of £31,500 per annum. The chairmen of the Audit and of the Remuneration Committees each receive an additional £5,000 per annum. Members of these Committees receive an annual fee of £3,000 per committee membership, and the Senior Independent Director received an additional £3,000 per annum.

All fees are non-pensionable and there is no other remuneration save that the Company meets allowable expenses incurred on Company business.

Performance graphs

The following graph charts the total cumulative shareholder return of the Company over the past five years, compared to the FTSE All-Share index, Techmark index and the FTSE Technology Hardware and Equipment index. The FTSE All-Share index is a broad equity market index but, given the Company's technology credentials, the Techmark index or the FTSE Technology Hardware and Equipment index could be considered more relevant as a comparator.

Wolfson Microelectronics plc total shareholder return



Directors' shareholdings

The interests of the directors who were serving as at 3 January 2010 in the Company's ordinary shares of 0.1 pence, which excludes interests under the share option schemes, are set out below:

	At 29 December 2008 Number of ordinary shares***	**Shares acquired** Number of ordinary shares	**Shares disposed** Number of ordinary shares	**At 3 January 2010** Number of ordinary shares****
M Ruettgers	600,000	-	-	**600,000**
JM Hickey	71,729	90,000	(71,729)	****90,000**
AD Milne	3,339,147	-	(250,000)	**3,089,147**
M Cubitt	95,707	-	-	**95,707**
BM Rose	38,809	-	-	**38,809**
RK Graham	*168,928	-	(63,800)	***105,128**
R Eckelmann	30,000	-	(20,000)	**10,000**
G Collinson	-	-	-	-
	4,344,320	90,000	(405,529)	**4,028,791**

* Of these ordinary shares at 29 December 2008: 105,128 are held in the name of RK Graham and 63,800 are held by a trust in which RK Graham is a Trustee and has a third beneficial interest. The trust sold, as the trust was being closed, the 63,800 shares during 2009 and therefore the 105,128 shares as at 3 January 2010 are held in the name of RK Graham. Another trust of which RK Graham is a trustee, but not a beneficiary, purchased a total of 22,241 of the Company's ordinary shares in the 53 week period ended 3 January 2010. These shares are not included in the table above as RK Graham does not hold a beneficial interest in those 22,241 ordinary shares.

** Of these ordinary shares, 45,000 are held by JM Hickey and 45,000 are held by JM Hickey's wife.

*** Excluding ExSOP shares, the relevant directors' interests in ordinary shares at 29 December 2008 were: M Cubitt – 55,000. The other directors do not hold an interest in shares under the ExSOP.

**** Excluding ExSOP shares, the relevant directors' interests in ordinary shares at 3 January 2010 were: M Cubitt – 55,000. The other directors do not hold an interest in shares under the ExSOP.

The deferred share award made to JM Hickey on 25 September 2008 (refer to page 45) and also the awards made under the PSP (refer to page 43) are not aggregated with existing shareholdings of directors because they are subject to a vesting period and/or satisfaction of performance conditions.

Directors' potential interest in shareholdings of employee share trusts

In addition to the interests disclosed above, all the executive directors are potential beneficiaries of The Wolfson Microelectronics No. 1 Employees Share Trust and The Wolfson Microelectronics No. 2 Employees Share Trust. They are therefore treated as having the following interests in the shares held by those trusts as at 3 January 2010:

1 Each executive director is interested, as the beneficial co-owner of such shares under the ExSOP, in the following number of shares:

M Cubitt	40,707
JM Hickey	nil

2 Each executive director is interested as the holder of an award under the PSP and also, in the case of JM Hickey, of a deferred share award in the following number of shares:

M Cubitt	213,184
JM Hickey	534,983

3 Each executive director is interested, as a member of the class of potential beneficiaries of The Wolfson Microelectronics No. 1 Employees Share Trust, in 4,411,424 shares.

4 Each executive director is interested, as a member of the class of potential beneficiaries of The Wolfson Microelectronics No. 2 Employees Share Trust, in 645,037 shares.

As at 8 February 2010, there had been no changes in the above shareholdings.

Individual aspects of remuneration

The auditors are required to report on the information contained in this section of the report.

Directors' emoluments

The emoluments in respect of qualifying services of each person who served as a director during the 53 week period ended 3 January 2010 were as shown below. Note that these amounts are expressed in US dollars, the Group's functional and reporting currency, though actually paid in sterling and converted at the average exchange rate used in the 53 week period ended 3 January 2010.

Directors' emoluments (US dollars)

	Salary / fee $000	Bonuses $000	Benefits $000	Other $000	Total 2009 $000	Salary / fee 2008 $000	Total 2008 $000
Executive directors							
JM Hickey*	413	236	42	-	691	139	459
M Cubitt	278	164	17	-	459	329	407
Non-executive directors							
M Ruettgers	135	-	-	-	135	160	160
AD Milne	50	-	-	-	50	59	59
BM Rose	68	-	-	-	68	78	78
RK Graham	63	-	-	-	63	73	73
R Eckelmann	60	-	-	-	60	69	69
G Collinson	55	-	-	-	55	19	19
Former executive director							
DA Shrigley**	-	-	-	-	-	478	1,649
Totals	**1,122**	**400**	**59**	-	1,581	1,404	2,973

* JM Hickey was appointed as a director and as CEO Designate on 8 September 2008. He became CEO with effect from 1 January 2009.

** DA Shrigley resigned as a director and stepped down as CEO on 31 December 2008. Page 46 refers to the leaving arrangements for DA Shrigley which were disclosed in the Annual Report and Accounts 2008 and the total amounts receivable by DA Shrigley in accordance with those arrangements, although not payable until 2009, were included in total emoluments in 2008 in the table above.

Directors' emoluments (sterling)

	Salary / fee £000	Bonuses £000	Benefits £000	Other £000	Total 2009 £000	Salary / fee 2008 £000	Total 2008 £000
Executive directors							
JM Hickey*	260	146	27	-	433	82	254
M Cubitt	175	102	11	-	288	175	225
Non-executive directors							
M Ruettgers	85	-	-	-	85	85	85
AD Milne	32	-	-	-	32	31	31
BM Rose	43	-	-	-	43	42	42
RK Graham	40	-	-	-	40	39	39
R Eckelmann	38	-	-	-	38	37	37
G Collinson	35	-	-	-	35	12	12
Former executive director							
DA Shrigley**	-	-	-	-	-	250	914
Totals	**708**	**248**	**38**	-	994	753	1,639

* JM Hickey was appointed as a director and as CEO Designate on 8 September 2008. He became CEO with effect from 1 January 2009.

** DA Shrigley resigned as a director and stepped down as CEO on 31 December 2008. Page 46 refers to the leaving arrangements for DA Shrigley, which were disclosed in the Annual Report and Accounts 2008, and the total payments receivable by DA Shrigley in accordance with those arrangements, although not payable until 2009, were included in total emoluments for 2008 in the table above.

Long term incentive schemes

A. PSP awards

The Wolfson Microelectronics 2006 Performance Share Plan (PSP) was approved by shareholders at the Extraordinary General Meeting held on 16 February 2006. Contingent share awards held by directors are as follows. No consideration was paid for any award.

Director	Performance period ending 31 December	Award date	Market price at date of award	As at 29 December 2008 or date of cessation (number)	Contingent award (number)	Vested (number)	Lapsed (number)	As at 3 January 2010 (number)	Vesting date	Market price at date of vesting (pence)
JM Hickey	2011	19.03.09	£0.92	-	113,043	-	-	113,043	March 2012	n/a
M Cubitt	2009	07.02.07	£3.15	13,569	-	-	-	13,569	See note below	n/a
	2010	30.04.08	£1.41	123,529	-	-	-	123,529	April 2011	n/a
	2011	19.03.09	£0.92	-	76,086	-	-	76,086	March 2012	n/a
DA Shrigley*	2009	07.02.07	£3.15	18,503	-	(18,503)	-	-	*	80.5
	2010	30.04.08	£1.41	176,470	-	(176,470)	-	-	*	80.5

* DA Shrigley resigned as a director and stepped down as CEO on 31 December 2008. The Directors' Remuneration Report, contained in the Annual Report and Accounts 2008, explained that, as part of DA Shrigley's leaving arrangements, the Committee agreed that the contingent share awards under the PSP which were granted to DA Shrigley in 2007 and in 2008, as shown in the table above, should vest in full on 31 December 2008. Due to the provisions of the Model Code issued by the UK Listing Authority, the transfer of those shares to the beneficial ownership of DA Shrigley did not take place until after 4 February 2009, the date of the preliminary announcement of the 2008 financial results of the Group. On that date the market value of the Company's shares was 77.75 pence per share.

A. PSP awards (continued)

The performance conditions applicable to the PSP awards, which were granted on 7 February 2007 as part of the long term incentive arrangements for the executive directors and senior management in 2007, were reviewed by the Remuneration Committee in view of the financial results for the 53 week period ended 3 January 2010. The performance conditions were measured over the three financial years 2007 to 2009 with 2006 as the base year and with the proportion vesting being decided on a sliding scale by reference to the Company's performance in growing its gross revenues, subject to exceeding minimum total net margin of 15% over the performance period. The net margin was calculated by reference to the Company's net operating profits excluding share-based payment expenses and currency retranslation costs. The required growth in gross revenues specified in the performance condition was a minimum compound annual growth over the three year period of at least 5% with a sliding scale from 15% to 5%. The performance conditions applicable to the PSP awards, which were granted in 2007, were not satisfied and therefore all of these awards shall lapse following the preliminary announcement on 9 February 2010 of the Company's financial results for the 53 week period ended 3 January 2010.

B. ExSOP awards

The Wolfson Microelectronics Group Executive Shared Ownership plan ("ExSOP") was approved by shareholders at the Extraordinary General Meeting held on 16 February 2006.

In 2006 and in 2007, part of the long term incentive schemes for directors and senior management comprised awards under the ExSOP. On 20 March 2006 and on 7 February 2007, executive directors and other members of the senior management team each acquired a beneficial interest as joint owner in a number of shares in the Company for a consideration of 1 pence per share. The registered shareholder of the shares is RBC cees Trustee Limited, formerly called Abacus Corporate Trustee Limited, (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust). The beneficial interest in the award shares is held jointly by the participant and RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The interests in the ExSOP award shares are defined by the terms of an agreement between (1) RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust), (2) the individual and (3) RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust). Under an ExSOP award, a participant benefits from any growth in value of the award shares above a fixed "carrying cost" of 5% per annum.

2006 ExSOP awards

The Directors' Remuneration Report, as contained in the Annual Report and Accounts 2008, detailed the performance conditions applicable to the ExSOP awards made in 2006 and explained that the performance conditions applicable to those awards were not satisfied and therefore all of these awards lapsed upon the announcement, on 4 February 2009, of the Company's financial results for the 52 week period ended 28 December 2008. None of the executive directors who served during 2009 held ExSOP awards which were granted in 2006.

2007 ExSOP awards

Under the terms of the ExSOP awards made in 2007, participants would, if and insofar as the performance targets are met, derive the growth in value of a proportion of the ExSOP award shares (less the 5% per annum carrying cost). The performance target set in relation to the 2007 award relates to the real growth (i.e. growth above RPI) achieved over the three year period financial years 2007-2009 in adjusted earnings per share of the Company. Adjusted earnings per share is calculated as the basic earnings per share derived from the Company's published report and accounts adjusted for exceptional and extraordinary items. The Committee may make further adjustments as may be necessary or appropriate, for example to take account of changes to accounting standards, the actual length of the financial year in question and to ensure a consistent basis of comparison from year to year. For real growth of 10% per annum or higher, the participant will derive the growth in value of 100% of the ExSOP award shares; for real growth of 5%, 25% of the ExSOP award shares; for real growth between these amounts, the percentage of the ExSOP award shares will be determined by straight line interpolation between these thresholds. The participant will derive no growth in value of awards shares for real growth below 5%.

In 2007, the following director acquired a joint beneficial interest in shares under the ExSOP for a consideration of 1 pence per share, as shown below:

Director	Performance period ending 31 December	Award date	Market price at date of award*	As at 29 December 2008 (number)	Contingent awarded (number)	Lapsed (number)	As at 3 January 2010 (number)	Vesting date
M Cubitt	2009	07.02.07	£3.15	40,707	-	-	40,707	These awards will lapse in February 2010 (see note below)

* The initial market value of each jointly owned share (determined under the terms of the joint ownership agreement) was £3.04 for those awarded on 07.02.07.

The performance conditions applicable to the ExSOP awards made in 2007, as set out above, were not satisfied and therefore all of these awards shall lapse following the preliminary announcement on 9 February 2010 of the Company's financial results for the 53 week period ended 3 January 2010.

J. Michael Hickey

As explained and reported in the Directors' Remuneration Report contained within the Annual Reports and Accounts 2008, in addition to JM Hickey's basic salary and the normal benefits in kind (car allowance, private family healthcare cover and life cover), the following benefits, incentives and awards have been made to him which are relevant for 2009. The basic salary is the only pensionable portion of his remuneration package. The tables on pages 42 and 43 summarise the emoluments for JM Hickey in 2009.

(1) Deferred share award

A deferred award of 421,940 ordinary shares in the Company was made in 2008. Details are summarised in the table below:

Director	Vesting period ending	Award date	Market price at date of award	As at 29 December 2008 (number)	Deferred shares awarded (number)	Lapsed (number)	As at 3 January 2010 (number)	Vesting date
JM Hickey	8 September 2011	25.09.08	£1.17	421,940	-	-	421,940	100% on 8 Sept 2011

As detailed in the Schedule to the Directors' Remuneration Report included in the Annual Report and Accounts 2008, JM Hickey's award was a deferred share award under which the Company will, for no consideration, to the extent the award vests, transfer or procure the transfer of the relevant number of award shares to, or to the order of, JM Hickey. Under the terms of this award, 100% of the shares subject to the award will vest if, throughout the period commencing 8 September 2008 and ending on 8 September 2011, JM Hickey has remained continuously employed within the group and has not, prior to that date, given or received notice of termination of his contract of employment. If JM Hickey's employment within the group ceases due to death, injury, disability or ill-health resulting in incapacity then the award will vest in full. If JM Hickey's employment is terminated for any other reason (but not cause) then a pro-rated number of award shares shall vest. The pro-rating is based on the time which the period from the award date to the leaving date bears to the period which JM Hickey would have needed to be employed before the award vests in full. If JM Hickey gives notice of termination, or his employment is terminated for cause, the award, to the extent unvested, will lapse. In the event of a change of control of the Company (other than in circumstances of an internal re-organisation) the award shall vest in full.

The award will be satisfied by using shares purchased on the market, not new issue or treasury shares.

(2) Benefits in kind

The Company pays for JM Hickey's travel costs between Edinburgh and his main place of residence in Winchester, England. The Company also pays for JM Hickey's spouse to travel a number of round trips between Edinburgh and the place of residence in England. JM Hickey is also eligible, during a three year period from the date of his appointment, for a relocation allowance to move his main residence to the immediate vicinity of Edinburgh.

Directors' emoluments – other information

Future emoluments waiver

There is no arrangement under which a director has agreed to waive future emoluments.

Amounts paid to former director

DA Shrigley resigned as a director on 31 December 2008 and the Directors' Remuneration Report for 2008 detailed his leaving arrangements in accordance with his service agreement and agreement with the Company. The total amount of the payments for the leaving arrangements, were included in the directors' emoluments figures for 2008 although they were not paid until 2009. As the Company had a contractual liability for all of these amounts as at 28 December 2008, the total amount was recognised in the financial statements of the Company for the 52 week period ended 28 December 2008 and disclosed within exceptional charges in 2008 (refer to note 4 of the financial statements on pages 65 and 66).

Benefits in kind

Benefits consist primarily of a car, private family healthcare cover and life assurance for each of the executive directors. In addition, JM Hickey receives other benefits in kind as described on page 45.

Share options

Details of share options granted to, and exercised by, directors and the aggregate gains realised on exercised options in the period are given on page 47.

Other long term incentive arrangement

It was explained in the Directors' Remuneration Report 2008 that, in view of the changes to the composition of the executive directors of the Company which occurred during 2008 and in order to ensure an element of continuity in the executive management of the Company, the non-executive directors considered it to be important to enhance, in these exceptional circumstances, the long term incentive arrangements for M Cubitt. Therefore in 2008, the Committee and the Board approved the establishment of a deferred cash bonus award agreement between the Company and M Cubitt. Under the terms of this agreement, and subject to M Cubitt being employed by the Company at that time, M Cubitt will receive a cash bonus on 11 September 2011. The cash bonus award will be equivalent to two times M Cubitt's annual basic salary at the date of payment of the bonus. This bonus is non-pensionable and is not factored into the calculation or basis of any other cash bonus scheme nor in the calculation of share award entitlements which may be based only on a factor of the amount of basic annual salary. As the entitlement to this cash bonus is conditional upon M Cubitt still being employed by the Company on 11 September 2011, a proportion of this bonus is not included in the directors' emoluments table on pages 42 and 43 in respect of the 53 week period ended 3 January 2010 nor in the 52 week period ended 28 December 2008, although an appropriate amount is being accrued in the financial statements on a time-apportioned basis. The terms of this cash bonus award agreement are such that if, before 11 September 2011, M Cubitt's employment with the Company ceases due to death, injury, disability or ill-health resulting in incapacity then the bonus shall be paid in full. If, before 11 September 2011, M Cubitt gives notice of termination for whatever reason, or his employment is terminated for reasons of gross misconduct or due to a statutory prohibition then the bonus award agreement shall lapse and no amount of this cash bonus will be payable. If the Company terminates M Cubitt's employment for performance reasons (other than gross misconduct) before 11 September 2011 then M Cubitt will be entitled to a time-apportioned amount of this cash bonus. If there is a change of control of the Company (other than in circumstances of an internal re-organisation) then this bonus award will be payable in full at the time of the change of control taking legal effect.

Pensions

Details of the entitlements of those who served as directors during the 53 week period ended 3 January 2010 are as follows (note that these amounts are expressed in US dollars, the Group's functional and reporting currency, though actually denominated in sterling).

M Cubitt and JM Hickey are members of the Company's Group Personal Pension Plan. The Company currently matches employee contributions up to a maximum of 6% of basic salary. The Company contributed the following amounts to the Group Personal Pension Plan in relation to these two executive directors:

	Amount of Company contributions to Group Personal Pension Plan 2009		**Amount of Company contributions to Group Personal Pension Plan 2008**	
	$000	£000	**$000**	**£000**
JM Hickey	24	15	4	3
M Cubitt	17	11	20	11

As reported in the Directors' Remuneration Reports within the Annual Report and Accounts 2006, 2007 and 2008, AD Milne became a deferred member of the defined benefit pension scheme on 5 April 2006.

Details of pension policy are provided on page 39.

Share options

Details of share options of those executive directors who served during the financial year are set out in this table. None of the non-executive directors has share options. No amounts were payable for the award of the share options.

	At 29.12.08	**Exercised during year**	**Lapsed during year**	**Granted during year**	**At 3.1.10**	**Exercise price**	**Date from which Exercisable**	**Expiry date**
JM Hickey	-	-	-	169,565	169,565	£0.92	(1)	19.03.19
M Cubitt	-	-	-	114,130	114,130	£0.92	(1)	19.03.19
DA Shrigley (2)	118,374	-	(118,374)	-	-	£2.83	(2)	18.12.16
	54,833	-	(54,833)	-	-	£3.0775	(2)	06.02.17

(1) For 2009 option grants, the proportion exercisable is dependent on share price appreciation and cash conservation measures over the relevant three year performance period. Further details regarding these performance conditions are provided on page 38.

(2) DA Shrigley resigned as a director of the Company on 31 December 2008 and, in accordance with the share option scheme rules, all of these options lapsed.

During the 53 week period ended 3 January 2010, no directors exercised share options. Therefore the aggregate gains (being the difference between the market price of the Company's shares on the days on which the options were exercised and the price actually paid for the shares) made by directors on the exercise of share options during the 53 week period ended 3 January 2010 amounted to $nil (2008: $nil). The highest and lowest market prices of the Company's shares during the 53 week period ended 3 January 2010 were 152 pence and 69.25 pence respectively. The market price at the period end was 132.5 pence.

This report was approved by the Board and is signed on its behalf by:

BM Rose

Remuneration Committee Chairman

8 February 2010

Statement of Directors' Responsibilities

Statement of directors' responsibilities in respect of the Annual Report and the financial statements

The directors are responsible for preparing the Annual Report and the group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law they are required to prepare the group financial statements in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the parent company financial statements on the same basis.

Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and parent company and of their profit or loss for that period. In preparing each of the group and parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company's transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that complies with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

To the best of our knowledge:

- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the management report, comprising the Chairman's Statement, the Business Review and the Operating and Financial Review together, include a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

JM Hickey
Chief Executive Officer

M Cubitt
Chief Financial Officer

Independent Auditors' Report to the members of Wolfson Microelectronics plc

We have audited the financial statements of Wolfson Microelectronics plc for the 53 week period ended 3 January 2010 set out on pages 50 to 100. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU and, as regards the parent company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members, as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors' Responsibilities Statement set out on page 48, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's (APB's) Ethical Standards for Auditors.

Scope of the audit of the financial statements

A description of the scope of an audit of financial statements is provided on the APB's web-site at www.frc.org.uk/apb/scope/UKP.

Opinion on financial statements

In our opinion:

- the financial statements give a true and fair view of the state of the group's and of the parent company's affairs as at 3 January 2010 and of the group's loss for the 53 week period then ended;
- the group financial statements have been properly prepared in accordance with IFRSs as adopted by the EU;
- the parent company financial statements have been properly prepared in accordance with IFRSs as adopted by the EU and as applied in accordance with the provisions of the Companies Act 2006; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

- the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006;
- the information given in the Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- information given in the Corporate Governance Statement set out on pages 25 to 31, with respect to internal control and risk management systems in relation to financial reporting processes and about share capital structures, is consistent with the financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit; or
- a Corporate Governance Statement has not been prepared by the company.

Under the Listing Rules we are required to review:

- the directors' statement, set out on page 30, in relation to going concern; and
- the part of the Corporate Governance Statement relating to the company's compliance with the nine provisions of the June 2008 Combined Code specified for our review.

M Ross
(Senior Statutory Auditor)
for and on behalf of KPMG Audit Plc,
Statutory Auditor
Chartered Accountants

Edinburgh 8 February 2010

Consolidated income statement

For the period ended 3 January 2010

	Notes	53 weeks ended 3 January 2010 Before exceptional charge $000	Exceptional charge (Note 4) $000	Total $000	52 weeks ended 28 December 2008 Before exceptional charges $000	Exceptional charges (Note 4) $000	Total $000
Revenue	3	121,331	-	121,331	198,199	-	198,199
Cost of sales		(59,850)	-	(59,850)	(97,402)	(3,500)	(100,902)
Gross profit	3	61,481	-	61,481	100,797	(3,500)	97,297
Distribution and selling costs		(20,780)	(500)	(21,280)	(25,174)	(743)	(25,917)
Research and development expenses		(44,012)	-	(44,012)	(46,014)	(127)	(46,141)
Administrative expenses		(11,989)	-	(11,989)	(14,917)	(1,980)	(16,897)
Operating (loss) / profit	3, 4, 5	(15,300)	(500)	(15,800)	14,692	(6,350)	8,342
Financial income	7	2,306	-	2,306	4,210	-	4,210
Financial expenses	7	(1,316)	-	(1,316)	(1,922)	-	(1,922)
Net financing income		990	-	990	2,288	-	2,288
(Loss) / profit before tax		(14,310)	(500)	(14,810)	16,980	(6,350)	10,630
Income tax credit / (expense)	8	4,446	140	4,586	(4,659)	1,695	(2,964)
(Loss)/profit for the period attributable to equity holders of the parent		(9,864)	(360)	(10,224)	12,321	(4,655)	7,666
Basic (loss) / earnings per share (cents)	9			(8.88)			6.52
Diluted (loss) / earnings per share (cents)	9			(8.88)			6.50

Consolidated statement of comprehensive income

For the period ended 3 January 2010

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
(Loss) / profit for the period	(10,224)	7,666
Other comprehensive income:		
Actuarial loss on defined benefit obligations	(2,875)	(344)
Deferred tax on net defined benefit obligations recognised in equity	805	96
Foreign currency translation differences for foreign operations	3	(5)
Effective portion of changes in fair value of cash flow hedges	1,043	(1,051)
Other comprehensive income for the period	(1,024)	(1,304)
Total comprehensive income for the period attributable to Owners of the Company	(11,248)	6,362

The notes on pages 55 to 100 are an integral part of these financial statements.

Balance sheets

As at 3 January 2010

	Notes	Group As at 3 January 2010 $000	Group As at 28 December 2008 $000	Company As at 3 January 2010 $000	Company As at 28 December 2008 $000
ASSETS					
Property, plant and equipment	10	32,094	34,401	31,713	34,057
Intangible assets	11	35,866	40,651	3,019	3,243
Investments in subsidiaries	12	-	-	43,835	43,633
Deferred tax assets	13	-	-	847	-
Total non-current assets		67,960	75,052	79,414	80,933
Inventories	14	11,289	18,989	11,289	18,989
Current tax assets	8	3,107	-	3,169	-
Trade and other receivables	15	16,624	21,222	19,716	22,354
Short-term deposits	16	83,251	79,607	83,251	79,607
Cash and cash equivalents	16	14,519	12,586	13,689	10,318
Total current assets		128,790	132,404	131,114	131,268
Total assets		196,750	207,456	210,528	212,201
EQUITY					
Issued capital	17	192	192	192	192
Share premium account	17	58,873	58,801	58,873	58,801
Capital redemption reserve	17	503	503	503	503
Hedging reserve	17	(8)	(1,051)	(8)	(1,051)
Retained earnings	17	108,455	117,885	120,791	124,676
Total equity attributable to equity holders of the parent		168,015	176,330	180,351	183,121
LIABILITIES					
Employee benefits	18	2,283	1,347	2,283	1,347
Provisions	20	91	-	91	-
Deferred tax liabilities	13	2,294	5,345	-	1,048
Other payables	19	5,851	6,244	5,816	6,244
Total non-current liabilities		10,519	12,936	8,190	8,639
Income tax payable	8	-	896	-	991
Trade and other payables, including derivatives	19	17,959	17,294	21,730	19,450
Provisions	20	257	-	257	-
Total current liabilities		18,216	18,190	21,987	20,441
Total liabilities		28,735	31,126	30,177	29,080
Total equity and liabilities		196,750	207,456	210,528	212,201

These financial statements were approved by the Board of Directors on 8 February 2010 and were signed on its behalf by:

JM Hickey
Director

M Cubitt
Director

The notes on pages 55 to 100 are an integral part of these financial statements.

Consolidated statement of changes in equity

	Share capital (Note 17) $000	Share premium (Note 17) $000	Capital redemption reserve $000	Hedging reserve (Note 17) $000	Retained earnings $000	Total equity $000
	Attributable to owners of the Company					
Balance at 31 December 2007	198	58,774	497	-	114,399	173,868
Profit for the period	-	-	-	-	7,666	7,666
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	-	-	(344)	(344)
Deferred tax on net defined benefit obligations recognised in equity	-	-	-	-	96	96
Foreign exchange translation differences on foreign operations	-	-	-	-	(5)	(5)
Effective portion of changes in fair value of cash flow hedges	-	-	-	(1,051)	-	(1,051)
Total comprehensive income for the period ended 28 December 2008	-	-	-	(1,051)	7,413	6,362
Equity settled transactions, including tax effect	-	-	-	-	2,711	2,711
Current tax on equity settled transactions	-	-	-	-	23	23
Share options exercised by employees	-	27	-	-	-	27
Purchase of own shares by the Company	(6)	-	6	-	(6,661)	(6,661)
	(6)	27	6	-	(3,927)	(3,900)
Balance at 28 December 2008	192	58,801	503	(1,051)	117,885	176,330

	$000	$000	$000	$000	$000	$000
Balance at 29 December 2008	192	58,801	503	(1,051)	117,885	176,330
Loss for the period	-	-	-	-	(10,224)	(10,224)
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	-	-	(2,875)	(2,875)
Deferred tax on net defined benefit obligations recognised in equity	-	-	-	-	805	805
Foreign exchange translation differences on foreign operations	-	-	-	-	3	3
Effective portion of changes in fair value of cash flow hedges	-	-	-	1,043	-	1,043
Total comprehensive income for the period ended 3 January 2010	-	-	-	1,043	(12,291)	(11,248)
Equity settled transactions, including tax effect	-	-	-	-	2,861	2,861
Share options exercised by employees	-	72	-	-	-	72
	-	72	-	-	2,861	2,933
Balance at 3 January 2010	**192**	**58,873**	**503**	**(8)**	**108,455**	**168,015**

The notes on pages 55 to 100 are an integral part of these financial statements.

Statement of changes in equity (Company)

	Attributable to owners of the Company					
	Share capital (Note 17) $000	Share premium (Note 17) $000	Capital redemption reserve $000	Hedging reserve (Note 17) $000	Retained earnings $000	Total equity $000
Balance at 31 December 2007	198	58,774	497	-	115,517	174,986
Profit for the period	-	-	-	-	13,518	13,518
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	-	-	(344)	(344)
Deferred tax on net defined benefit obligations recognised in equity	-	-	-	-	96	96
Effective portion of changes in fair value of cash flow hedges	-	-	-	(1,051)	-	(1,051)
Total comprehensive income for the period ended 28 December 2008	-	-	-	(1,051)	13,270	12,219
Equity settled transactions, including tax effect	-	-	-	-	2,527	2,527
Current tax on equity settled transactions	-	-	-	-	23	23
Share options exercised by employees	-	27	-	-	-	27
Purchase of own shares by the Company	(6)	-	6	-	(6,661)	(6,661)
	(6)	27	6	-	(4,111)	(4,084)
Balance at 28 December 2008	192	58,801	503	(1,051)	124,676	183,121
	$000	$000	$000	$000	$000	$000
Balance at 29 December 2008	192	58,801	503	(1,051)	124,676	183,121
Loss for the period	-	-	-	-	(4,628)	(4,628)
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	-	-	(2,875)	(2,875)
Deferred tax on net defined benefit obligations recognised in equity	-	-	-	-	805	805
Effective portion of changes in fair value of cash flow hedges	-	-	-	1,043	-	1,043
Total comprehensive income for the period ended 3 January 2010	-	-	-	1,043	(6,698)	(5,655)
Equity settled transactions, including tax effect	-	-	-	-	2,813	2,813
Share options exercised by employees	-	72	-	-	-	72
	-	72	-	-	2,813	2,885
Balance at 3 January 2010	**192**	**58,873**	**503**	**(8)**	**120,791**	**180,351**

The notes on pages 55 to 100 are an integral part of these financial statements.

Statements of cash flows

For the period ended 3 January 2010

	Notes	Group 53 weeks ended 3 January 2010 $000	Group 52 weeks ended 28 December 2008 $000	Company 53 weeks ended 3 January 2010 $000	Company 52 weeks ended 28 December 2008 $000
Cash flows from operating activities					
(Loss) / profit for the period		(10,224)	7,666	(4,628)	13,518
Adjustments for:					
Depreciation	10	7,233	7,552	7,081	7,414
Amortisation of intangible assets	11	6,660	6,827	1,897	2,060
Foreign exchange losses / (gains)		364	(1,281)	370	(1,319)
Financial income		(2,306)	(4,210)	(2,302)	(4,158)
Financial expenses		1,316	1,922	1,316	1,921
Equity-settled share-based payment expense		2,254	3,671	2,173	3,496
Income tax (credit) / expense		(4,586)	2,964	(3,639)	4,373
		711	25,111	2,268	27,305
Decrease in inventories		7,700	6,559	7,700	6,559
Decrease in trade and other receivables		3,916	12,917	1,955	11,629
Increase / (decrease) in trade and other payables		2,693	(19,222)	4,308	(20,157)
Decrease in employee benefits		(2,340)	(2,562)	(2,340)	(2,562)
Cash generated from the operations		12,680	22,803	13,891	22,774
Income taxes paid		(864)	(6,794)	(871)	(6,771)
Net cash inflow from operating activities		11,816	16,009	13,020	16,003
Cash flows from investing activities					
Interest received		2,190	3,484	2,184	3,431
Acquisition of property, plant and equipment and intangible assets		(6,165)	(6,310)	(5,951)	(6,280)
Deferred consideration paid for acquisition of subsidiaries in prior period		(2,400)	(3,633)	(2,400)	(3,633)
Amounts placed on short-term deposits		(221,092)	(50,016)	(221,092)	(50,016)
Amounts withdrawn from short-term deposits		217,448	43,831	217,448	43,831
Net cash outflow from investing activities		(10,019)	(12,644)	(9,811)	(12,667)
Cash flows from financing activities					
Proceeds from the issue of share capital		72	27	72	27
Purchase and cancellation of own shares		-	(6,661)	-	(6,661)
Interest paid		(72)	(94)	(72)	(93)
Net cash outflow from financing activities		-	(6,728)	-	(6,727)
Net increase / (decrease) in cash and cash equivalents		1,797	(3,363)	3,209	(3,391)
Cash and cash equivalents at start of period		12,586	16,183	10,318	13,812
Effect of exchange rate fluctuations on cash held		136	(234)	162	(103)
Cash and cash equivalents at end of period	16	14,519	12,586	13,689	10,318
Cash and cash equivalents at end of period	16	14,519	12,586	13,689	10,318
Short-term deposits at end of period	16	83,251	79,607	83,251	79,607
Total cash and short-term deposits at end of period		97,770	92,193	96,940	89,925

The notes on pages 55 to 100 are an integral part of these financial statements.

1. Basis of preparation

Wolfson Microelectronics plc (the "Company") is a company domiciled and incorporated in Scotland. The consolidated financial statements for the fifty-three weeks ended 3 January 2010 comprise those of the Company and its subsidiaries (together referred to as the "Group"). The comparative period is the fifty-two weeks ended 28 December 2008. The financial period end is 3 January 2010 and that fifty-three week period is referred to as "2009" for the purposes of these notes to the financial statements.

The parent company financial statements present information about the Company as a separate entity and not about its group.

The financial statements were authorised for issue by the directors on 8 February 2010.

(a) Statement of compliance

The financial statements of the Group and the Company have been prepared in accordance with International Financial Reporting Standards and its interpretations as adopted by the European Union ("adopted IFRS"). Under section 408(4) of the Companies Act 2006 the Company is exempt from the requirement to present its own income statement and its own statement of comprehensive income and related notes.

(b) Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following material item in the balance sheet:

- derivative financial instruments are measured at fair value (refer to note 2(e)).

(c) Functional and presentation currency

The financial statements are presented in United States Dollars ("US dollars"), the Company's functional currency, rounded to the nearest thousand.

(d) Use of estimates and judgements

The preparation of financial statements in accordance with adopted IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of adopted IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 26.

As permitted by IAS 1: *Presentation of financial statements*, the Group has disclosed additional information in respect of exceptional charges on the face of the income statement in order to aid understanding of the Group's financial performance. An item is treated as exceptional if it is considered that by virtue of its nature, scale or incidence and of such significance that separate disclosure is required for the financial statements to be properly understood.

(e) Changes in accounting policies

The following new standards and amendments to standards are mandatory for financial periods commencing on 1 January 2009 and, as the Group's current financial period commenced on 29 December 2008, it is therefore adopting these standards early:

- IAS 1 (revised) 'Presentation of financial statements'; and
- IFRS 8 'Operating segments'.

(i) Presentation of financial statements

The Group has applied IAS 1 (revised 2007) 'Presentation of financial statements' in these financial statements. As a result, the Group presents a statement of comprehensive income. All 'non-owner changes in equity' are required to be shown in a performance statement. The Group has elected to present two statements: an income statement and statement of comprehensive income. Owner changes in equity are shown in a statement of changes in equity.

Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

(ii) Determination and presentation of operating segments

The Group has adopted early IFRS 8 'Operating segments' which replaces IAS 14 'Segment reporting'. Therefore, from 29 December 2008 (the beginning of the fifty-three week period) the Group determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer ('CEO'), who is the Group's chief operating decision-maker. This has resulted in a reduction in the number of reportable segments presented, as the previously reported segments of 'Consumer audio products', 'Digital Imaging applications' and 'Portable applications' are no longer used for internal reporting purposes. Note 3 to the financial statements explains that there is currently one reportable segment which is the Group's Pure Sound segment. Other operating segments include the supply and sale of integrated circuits in the power management, silicon microphones and enhanced soundware product lines. None of these segments meets any of the quantitative thresholds for determining reportable segments in 2009 or in 2008.

There has been no impact on the measurement of the Group's assets and liabilities as a result of the adoption of this standard. Comparative segmental information has been re-presented in conformity with the transitional requirements of IFRS 8. Since the change in accounting policy only impacts presentation and disclosure aspects, there is no impact on earnings per share.

(ii) Determination and presentation of operating segments (continued)

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's revenues and gross profit are reviewed regularly by the CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Chief Executive Officer assesses the performance of the operating segments based on revenue and a measure of gross profit. The gross profit measurement basis excludes the effects of non-recurring expenditure from operating segments, such as restructuring costs and exceptional inventory write downs. Interest income and expenditure are not included in the result for each operating segment that is reviewed by the Chief Executive Officer. Other information provided to the Chief Executive Officer is measured in a manner consistent with that in the financial statements.

The assets and liabilities of the Group are not reviewed by the chief operating decision-maker on a segment basis. Therefore none of the Group's assets and liabilities are segmental assets and segmental liabilities respectively and all are unallocated for segmental disclosure purposes.

(iii) Other new standards adopted

The following new standards, amendments to standards and interpretations are mandatory for the first time for financial periods commencing on 1 January 2009 and have been adopted early. None of these have had a significant impact on the reported results.

- IAS 23 (amendment) 'Borrowing costs';
- IFRS 2 (amendment) 'Amendments to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations';
- IAS 32 and IAS 1 (amended) 'Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation';
- IFRIC 13 'Customer loyalty programmes'; and
- IAS 39 and IFRS 7 (amended) 'Amendments to IAS 39 Financial instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures – Reclassification of Financial Assets'.

2. Significant accounting policies

The accounting policies set out below, unless otherwise stated in note 1(e) above, have been applied consistently to all periods presented in these financial statements.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights on exercisable shares are taken into account. Subsidiaries are included in the consolidated financial statements from the date on which control commences to the date that control ceases. All business combinations are accounted for by applying the purchase method. All subsidiaries have 3 January 2010 as their financial year end. The accounting policies of subsidiaries have been changed when necessary to align them with policies applied by the Group.

(ii) Transactions eliminated on consolidation

Intragroup transactions, balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(iii) Investments in subsidiaries

Investments by the Company in subsidiaries are carried at cost less any impairment.

(b) Foreign currency

(i) Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand.

(ii) Foreign currency transactions and balances

Transactions in currencies, other than US dollars, are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities at the balance sheet date are translated to US dollars at the exchange rate ruling at that date. Exchange differences arising on translation are recognised in the income statement except for differences arising on qualifying cash flow hedges which are recognised directly in equity (see accounting policy (e)). Non-monetary assets and liabilities that are measured in terms of historical cost in a currency other than US dollars are translated using the exchange rate at the date of the transaction.

(iii) Financial statements of foreign operations

The assets and liabilities of operations out with the UK are translated to US dollars at foreign exchange rates ruling at the balance sheet date. The income and expenses of foreign operations are translated to US dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation of opening net assets or liabilities are recognised directly in equity and reported in other comprehensive income.

(c) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see accounting policy (c)(iii)) and accumulated impairment losses (see accounting policy (j)).

Cost includes the expenditure that is directly attributable to the acquisition of the asset.

Where parts of an item of property, plant and equipment have different estimated useful lives, they are accounted for and depreciated as separate items of property, plant and equipment.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. A finance leased asset is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses (see accounting policy (j)). Finance leased assets are depreciated over the shorter of the lease periods and the estimated useful lives of the assets. The corresponding liability is included in the balance sheet as a finance lease obligation. Lease payments are accounted for as described in accounting policy (r)(ii).

(iii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value. Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of property, plant and equipment. Freehold land is not depreciated. The estimated useful lives are as follows:

Freehold property	25 years
Plant and equipment	1 to 5 years
Computer hardware	1 to 3 years
Furniture and fittings	10 years
Motor vehicles	4 years

The residual values and estimated useful lives, of items of property plant and equipment, are reviewed annually and are adjusted if appropriate.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

(d) Intangible assets

(i) Goodwill

Goodwill arises on the acquisition of subsidiaries and it represents the excess of the fair value of the consideration paid on acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognised immediately in the income statement.

In determining the fair value of consideration, the fair value of equity issued is the market value of equity at the date of completion. The fair value of contingent consideration is based upon whether the directors believe any performance conditions will be met and therefore whether any further consideration will be payable.

Goodwill is not amortised but is measured at cost less accumulated impairment losses (see accounting policy (j)).

(ii) Research and development

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised as an expense in the income statement as incurred.

Where a product is technically feasible, production and sale are intended, a market exists and sufficient resources are available to complete the project, development costs are capitalised and amortised on a straight-line basis over the estimated useful life of the product. The Group believes its current process for developing products is essentially completed when products have achieved the 'Release to Production' status which confirms technical feasibility of the products to be manufactured and sold to the commercial marketplace. Development costs incurred after the establishment of technical feasibility have not been significant and, therefore, no costs have been capitalised to date. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

(iii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised using the straight-line method over their estimated useful lives (one to three years).

Costs associated with maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software items controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are capitalised as intangible assets. Other costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

Computer software development costs recognised as assets are amortised using the straight-line method over their estimated useful lives (not exceeding three years).

(iv) Other intangible assets

Other intangible assets are stated at cost or, for items acquired in business combinations, at fair value as of initial recognition date or business combination date net of amortisation and any provision for impairment. The directors are primarily responsible for determining the fair value of intangible assets acquired as part of a business combination although independent valuations are obtained for such intangible assets.

Amortisation is provided at rates so as to write off the cost or fair value, less estimated residual value, of each asset on a straight line basis over its expected useful economic life from the date that it was available for use. The principal economic lives used for this purpose are:

Acquired in-process research and development	5 years
Developed technology	5 years
Existing agreements and customer relationships	2 to 3.5 years
Intellectual property rights	10 years

Amortisation methods, useful lives and the estimated residual values are reviewed and adjusted, if appropriate, at each balance sheet date.

(e) Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments to hedge some of its foreign currency exposures. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for as described below.

Cash flow hedges

A cash flow hedge is when a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in other comprehensive income to the extent that the hedge is effective and presented in the hedging reserve in equity. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised , then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction occurs and affects profit or loss. When the hedged item is a non-financial asset, the amount recognised in other comprehensive income is transferred to the carrying amount of the asset when it is recognised. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognised immediately in profit or loss. In other cases, the amount recognised in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(f) Trade and other receivables

Trade and other receivables are initially stated at their fair value plus any directly attributable transaction costs. Subsequent to initial recognition, such assets are measured at amortised cost using an effective interest rate less any impairment losses (see accounting policy (j)). A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the estimated future cash flows, discounted if material. The amount of the provision is recognised in the income statement.

(g) Inventories

Inventories are measured at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs to completion and selling expenses.

The cost of inventories is based on the first-in first-out method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes raw materials, other direct costs and related overheads based on normal operating capacity.

(h) Short-term deposits

Short-term deposits comprise cash deposits held with highly credit rated financial institutions with original maturities of more than three months and up to one year.

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits, with original maturities of three months or less, held with banks.

(j) Impairment

The carrying amounts of the Group's assets, other than financial assets, inventories (see accounting policy (g)) and deferred tax assets (see accounting policy (s)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy (j)(i)).

Assets, including goodwill, that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested annually for impairment.

An impairment loss is recognised for the amount by which the carrying amount of an asset or its cash-generating unit (CGU) exceeds its estimated recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to reduce the carrying amount of the other assets in the CGU on a pro rata basis.

(i) Calculation of recoverable amount

The recoverable amount of assets or CGUs is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

(ii) Reversals of impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. An impairment loss in respect of goodwill is not reversed.

(k) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are shown in equity as a deduction, net of tax, from the proceeds.

(l) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, net of attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(m) Employee benefits

(i) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement when services are rendered by employees.

(ii) Defined benefit plan

The Group's and the Company's net obligation in respect of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on high quality credit rated bonds which are denominated in the currency in which the benefits will be paid, and that have maturity dates approximating the terms of the Group's and the Company's obligations. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group and the Company, the recognised asset is limited to the total of any unrecognised past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to the plan. An economic benefit is available to the Group and to the Company if it is realisable during the life of the plan, or on settlement of the plan liabilities.

The movement in the net obligation in respect of the defined benefit pension plan is split between operating expenses and net financing income / (expense) in the income statement and actuarial gains and losses in the statement of comprehensive income.

The Group recognises immediately all actuarial gains and losses arising from defined benefit plans directly in other comprehensive income.

(iii) Share-based payment transactions – Group and Company

Share options

The share option schemes allow Group employees to acquire shares of the Company.

Share options granted before 7 November 2002

No expense is recognised in respect of these options. When the share options are exercised, the proceeds received are allocated between share capital and share premium. The disclosures required by IFRS 2 have been given for these options.

Share options granted after 7 November 2002 and vested after 1 January 2005

IFRS 2 "Share-based payments" is effective in respect of options granted after 7 November 2002 and which had not vested as at 1 January 2005. There were no options granted after 7 November 2002 which had vested before 1 January 2005. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes model, taking into account the terms and conditions upon which the options were granted.

The amount recognised as an expense is adjusted to reflect the number of share options that for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of share options that do meet the related service and non-market performance conditions at the vesting date. The estimates of the number of options that are expected to become exercisable are reviewed at each balance sheet date. The impact of the revision of original estimates, if any, is recognised in the income statement and a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium (the balance) when the options are exercised.

Performance shares

The grant date fair value of contingent shares awarded to directors and senior management is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the shares. The amount recognised as an expense, for awards with non-market performance conditions, is adjusted to reflect the actual number of shares that vest.

ExSOPs

The grant date fair value of ExSOPs awarded to directors and senior management is recognised as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the shares. The fair value of the ExSOPs awarded is measured using a valuation model, taking into account the terms and conditions upon which the ExSOPs were granted.

(iii) Share-based payment transactions – Group and Company (continued)

Contingent shares

The grant date fair value of contingent shares awarded to employees is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the shares. The amount recognised as an expense, for awards with service and non-market performance conditions, is adjusted to reflect the actual number of shares that vest.

(iv) Bonus plans

The Group recognises a liability and an expense for cash bonuses. This expense is recognised as an employee expense. The Group recognises a liability for the amount expected to be paid under short-term cash bonus plans where contractually obliged or where there is a past practice that has created a constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(n) Employee share trusts

The Company has established two employee share trusts: "The Wolfson Microelectronics No.1 Employee Share Trust" and "The Wolfson Microelectronics No.2 Employee Share Trust" which are separately administered trusts that are funded by loans from the Company. The assets of these trusts comprise shares in the Company and cash balances. The Company recognises the assets and liabilities of these trusts in its own accounts and shares held by the trusts are recorded at cost as a deduction in arriving at shareholders' funds.

(o) Trade and other payables

Trade and other payables are stated at amortised cost using the effective interest rate method.

(p) Provisions

A provision is recognised if, as a result of a past event, the Group and the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

(i) Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group and by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

(q) Revenue

Revenue comprises the sale of goods, income for design services supplied and royalty income earned during the period and excludes sales taxes.

(i) Product revenues

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Where the Group sells to its distributors, revenue from the sale of products is recognised where there are no further obligations on the Group and when the associated economic benefits are due to the Group and the turnover can be measured reliably.

(ii) Design services

Design income on specific contracts is recognised in profit or loss in proportion to the stage of completion, at the reporting date, taking into account the expected costs and time to complete. The stage of completion is assessed by reference to the project milestones achieved. Where revenue exceeds payments on account, an amount recoverable under contracts is established and included within receivables. Where payments on account exceed revenue, a payment received on account is established and included within payables.

(iii) Royalty income

Royalty income represents revenue earned under joint product development agreements and software licence agreements. Such revenue is earned and income is recognised when sales of the developed product to third parties for which royalty is due are confirmed to the Group.

(r) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, expected return on defined benefit plan assets and the interest on the defined benefit plan obligations and the unwinding of the discount on provisions.

Interest income is recognised in the income statement as it accrues, using the effective rate of interest method.

(s) Income tax

Income tax on the profit or loss for the period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Tax relief on the exercise of share options is allocated between the income statement and equity in accordance with IAS 12.

Deferred tax is calculated using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. This includes deferred tax on share-based payments which were granted prior to 7 November 2002 and which have not been exercised. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are offset where there is a legally enforceable right of offset within the same taxation authority and where the Group intends to either settle them on a net basis or to realise the asset and settle the liability simultaneously.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(t) Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of potentially dilutive ordinary shares, which comprise share options granted to employees.

(u) Segment reporting

An operating segment is a distinguishable component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. All operating segments' operating results, at gross profit level, are reviewed regularly by the Group's Chief Executive Officer to make decisions regarding resources to be allocated to the segment and assess its performance, and for which discrete financial information is available (see note 1(e)(ii) above).

(v) New standards and interpretations not yet adopted

Other than those adopted early as explained in note 1(e) above, the following new standards, amendments to standards and interpretations have been issued, but are not effective for the fifty-three week period ended 3 January 2010 (which began on 29 December 2008) nor financial years beginning 1 January 2009 and have not been early adopted by the Group:

- *IFRS 3 (revised) 'Business combinations' and consequential amendments to IAS 27 'Consolidated and separate financial statements'*, IAS 28 *'Investments in associates'* and IAS 31 'Interests in joint ventures' are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. There were no acquisitions during the fifty-three week period ended 3 January 2010. The Group does not have any joint ventures.
- *IFRIC 17 'Distributions of non-cash assets to owners'* effective for annual periods beginning on or after 1 November 2009. This is not currently applicable to the Group, as it has not made any non-cash distributions.
- *IFRIC 18 'Transfers of assets from customers'* is effective for transfers of assets received on or after 1 November 2009. This is not relevant to the Group, as it has not received any assets from customers.
- Revised IFRS 3 *'Business Combinations (2008)'* incorporates the following changes that may be relevant to the Group's operations:
  - Contingent consideration will be measured at fair value, with subsequent changes therein recognised in profit or loss.
  - Transaction costs, other than share and debt issue costs, will be expensed as incurred.
  - Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction by transaction basis.

  Revised IFRS 3, which becomes mandatory for the Group's 2010 consolidated financial statements, will be applied prospectively and there will be no impact on prior periods in the Group's 2010 consolidated financial statements.
- Amended IAS 27 *'Consolidated and Separate Financial Statements (2008)'* requires accounting for changes in ownership interests by the Group in a subsidiary, while maintaining control, to be recognised as an equity transaction. When the Group loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with a gain or loss recognised in profit or loss. The amendments to IAS 27, which become mandatory for the Group's 2010 consolidated financial statements, are not expected to have a significant impact on the consolidated financial statements.
- Amended IAS 39 *Eligible Hedged Items – Amendment to IAS 39 Financial Instruments: Recognition and Measurement* clarifies the existing principles that determine whether specific risks or portions of cash flows are eligible for designation in a hedging relationship. The amendment, which becomes mandatory for the Group's 2010 consolidated financial statements, is not expected to have a significant impact on the consolidated financial statements.

(w) Determination of fair values

Some of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information regarding the assumptions made in determining fair values is disclosed in the notes to the financial statements which are specific to that asset or liability.

(i) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values at date of acquisition.

(ii) Intangible assets

The fair value of developed technology acquired as a result of a business combination is based on the discounted royalty payments that have been avoided as a result of the developed technology being owned. For in-process research and development acquired as a result of a business combination, the fair value is estimated based on the income method taking into account the cash flows post technological feasibility. The fair values of licence agreements and of customer relationships acquired as a result of a business combination are estimated based on the risk adjusted present value of the marginal cash flows derived from the agreements and relationships respectively.

(iii) Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

(iv) Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. No disclosure of the fair value of trade and other receivables is required when the carrying amount is a reasonable approximation of fair value.

(v) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal cash flows, discounted at the market rate of interest at the reporting date.

(vi) Share-based payment transactions

The fair value of employee share options is measured using the Black-Scholes model. Measurement inputs include share price on measurement date, exercise price of the instrument, weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected volatility and the risk free rate (based on government bonds). Service and non-market performance conditions attached to the share-based payment transactions are not taken into account in determining fair value.

The fair value of contingent shares is the market value of the Company's shares on the date of the award.

3. Operating segments

Segment disclosures

The chief operating decision-maker has been identified as the Chief Executive Officer ('CEO') of the Company. The CEO reviews the Group's internal reporting in order to assess performance and to allocate resources. Management has determined the operating segments based on these reports. The CEO considers the business from a product technology and market segment perspective.

The Group currently has one reportable segment, as described below, which is the Group's Pure Sound segment. The following summary describes the operations in the Group's reportable segment:

- *Pure Sound* – this segment includes the supply and sale of integrated circuits containing Wolfson's high performance audio technologies. The product lines within this segment are categorised as: High Performance Audio, Low Power Audio, Audio Hubs, Imaging and Audio Amplifiers.

Other operating segments include the supply and sale of integrated circuits in the 'Smart Power' (power management), 'True Mics' (silicon microphones) and 'Enhanced Soundware' product lines, as outlined in pages 4 to 12 of the Business Review section of this Annual Report and Accounts 2009. None of these segments meets any of the quantitative thresholds for determining reportable segments in 2009 or in 2008 and, accordingly, the relevant revenue and segment gross profits are shown in aggregate as 'other operating segments'.

Information regarding the operation of the reportable segment is included below. The CEO assesses the performance of the operating segments based on revenue and a measure of segment gross profit. Segment gross profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of the segment. The gross profit measurement basis excludes the effects of non-recurring expenditure from operating segments, such as restructuring costs and exceptional inventory write downs. Interest income and expenditure are not included in the result for each operating segment that is reviewed by the CEO. Other information provided to the CEO is measured in a manner consistent with that in the financial statements. The segment information is prepared using accounting policies consistent with those of the Group as a whole. There were no inter-segment transactions in the periods presented.

The assets and liabilities of the Group are not reviewed by the chief operating decision-maker on a segment basis. Therefore none of the Group's assets and liabilities are segmental assets and segmental liabilities respectively and all are unallocated for segmental disclosure purposes.

All segments are continuing operations.

3. Operating segments (continued)

	Pure Sound		Other operating segments		Total	
	2009 $000	2008 $000	2009 $000	2008 $000	2009 $000	2008 $000
Total external revenues	116,149	194,511	5,182	3,688	121,331	198,199
Reportable segment gross profit	58,712	98,894	2,769	1,903	61,481	100,797
Reportable segment assets	-	-	-	-	-	-
Capital expenditure	-	-	-	-	-	-
Reportable segment liabilities	-	-	-	-	-	-

Reconciliations of reportable segment revenues, profit or loss, assets and liabilities and other material items

	2009 $000	2008 $000
Revenues		
Total revenue for reportable segments	116,149	194,511
Total revenue for other operating segments	5,182	3,688
Consolidated revenue	121,331	198,199
Profit or loss		
Total gross profit for reportable segments	58,712	98,894
Total gross profit for other operating segments	2,769	1,903
Unallocated amounts:		
Corporate overhead expenses	(76,781)	(86,105)
Inventory write-downs	-	(3,500)
Restructuring costs	-	(2,850)
Onerous lease costs	(500)	-
Operating (loss) / profit for the period	(15,800)	8,342
Financial income	2,306	4,210
Financial expense	(1,316)	(1,922)
Consolidated (loss) / profit before income tax	(14,810)	10,630
Assets		
Total assets for reportable segments	-	-
Total assets for other operating segments	-	-
Goodwill and acquired intangible assets: Sonaptic	29,098	33,807
Goodwill and acquired intangible assets: Oligon	5,704	5,809
Other unallocated amounts	161,948	167,840
Consolidated total assets	196,750	207,456
Liabilities		
Total liabilities for reportable segments	-	-
Total liabilities for other operating segments	-	-
Other unallocated amounts	(28,735)	(31,126)
Consolidated total liabilities	(28,735)	(31,126)

3. Operating segments (continued)

Other material items 2009	Reportable segment totals $000	Adjustments $000	Consolidated totals $000
Financial income	-	2,306	2,306
Financial expense	-	(1,316)	(1,316)
Capital expenditure	-	6,635	6,635
Depreciation and amortisation	-	13,893	13,893

Other material items 2008	Reportable segment totals $000	Adjustments $000	Consolidated totals $000
Financial income	-	4,210	4,210
Financial expense	-	(1,922)	(1,922)
Capital expenditure	-	6,070	6,070
Depreciation and amortisation	-	14,379	14,379

Geographical information

The operating segments are managed from the United Kingdom on a worldwide basis, but operate: research and development facilities in the United Kingdom and in Japan; subcontracted manufacturing operations in South East Asia and in Europe; and sales offices in China, Japan, Korea, Singapore, Taiwan and the United States of America.

In presenting the consolidated information on a geographical basis, revenue is based on the geographical location of customers.
The United Kingdom is the place of domicile of the parent company, Wolfson Microelectronics plc. All of the Group's revenue originates from the United Kingdom.

Analysis of revenue by destination*:

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Japan	21,018	32,693
Asia Pacific	83,155	133,915
Americas	6,038	7,919
Europe and rest of world	11,120	23,672
Total	121,331	198,199

* Destination is defined as the location of the direct customer

The Group's revenue from customers based in the United Kingdom is $9,162,000 in the 53 week period ended 3 January 2010 (2008: $20,889,000).

3. Operating segments (continued)

Analysis of revenue by category:

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Revenues from:		
Products sold	120,033	196,572
Royalty income and design services	1,298	1,627
Total	121,331	198,199

Analysis of non-current assets (excluding goodwill and other intangible assets):

	Note	As at 3 January 2010 $000	As at 28 December 2008 $000
Japan		153	96
Asia Pacific		7,379	9,248
Americas		93	27
Europe and rest of world*		24,469	25,030
	10	32,094	34,401

* Includes the United Kingdom which had non-current assets (excluding goodwill and other intangible assets) of $24,456,000 as at 3 January 2010 (as at 28 December 2008: $25,005,000).

Major customer

Revenues from the largest customer of the Group in 2009 represents approximately $16,200,000 (largest customer in 2008: $26,100,000) of the Group's total revenues. The largest customer of the Group in 2009 was not the largest customer of the Group in 2008.

4. Exceptional charges

During the 53 week period ended 3 January 2010, an exceptional charge of $0.5 million has been recognised in the consolidated income statement in respect of the remaining lease costs of the exited offices in the south of England, following the consolidation of these offices into a new office in Newbury.

In the preceding 52 week period ended 28 December 2008, as disclosed in the 2008 consolidated financial statements of the Group, restructuring costs of $2.85 million were recognised in the period as an exceptional charge in the consolidated income statement as a programme was undertaken during that period to review the non-R&D cost base of the Company, together with exceptional inventory write downs of $3.5 million consequent on a significant drop in forecast demand identified during the final quarter of 2008.

4. Exceptional charges (continued)

Analysis of exceptional charges:

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Onerous lease costs:		
Distribution and selling costs	(500)	-
	(500)	-
Restructuring costs:		
Distribution and selling costs	-	(743)
Research and development expenses	-	(127)
Administrative expenses	-	(1,980)
	-	(2,850)
Exceptional write down of inventories:		
Cost of sales	-	(3,500)
Total exceptional charges recognised in the period	(500)	(6,350)

5. Operating expenses

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Operating (loss) / profit is stated after charging / (crediting):		
Depreciation (note 10)	7,233	7,552
Amortisation of intangible assets (note 11)	6,660	6,827
Write down of inventories:		
– before exceptional charge	463	1,934
– exceptional charge (note 4)	-	3,500
Allowance for doubtful trade receivables	150	150
Gain on disposal of property, plant and equipment and intangible assets	(6)	-
Loss / (gain) on foreign exchange transactions and translation	364	(1,281)

Audit and non-audit fee disclosure

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Audit of these financial statements (Group and Company)	132	148
Amounts receivable by auditors and their associates in respect of:		
Audit of financial statements of subsidiaries pursuant to legislation	21	13
Other services provided to overseas branches of the Company	30	113
Other services relating to taxation	94	124
All other services	50	67

6. Personnel expenses

	Group		Company	
	53 weeks ended 3 January 2010 No.	52 weeks ended 28 December 2008 No.	53 weeks ended 3 January 2010 No.	52 weeks ended 28 December 2008 No.
Average number of employees, including executive directors, by activity:				
Design and development	214	202	209	202
Selling and distribution	130	127	98	113
Administration	37	37	37	37
	381	366	344	352

	Group		Company	
	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Wages and salaries	27,967	34,361	23,803	31,623
Social security costs	3,359	3,326	3,045	3,138
Contributions to defined contribution pension plans	1,049	1,039	942	999
Defined benefit pension costs (note 18)	222	577	222	577
Equity-settled share-based payment transactions (note 18)	2,254	3,671	2,173	3,496
	34,851	42,974	30,185	39,833

Information regarding the directors' remuneration, shareholdings, share options, other share-based payments and pension arrangements is contained in the Directors' Remuneration Report on pages 34 to 47.

7. Net financing income

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Bank interest receivable	1,441	3,062
Other interest receivable	64	-
Expected return on defined benefit pension plan assets (note 18)	801	1,148
Financial income	2,306	4,210
Other interest payable	(76)	(93)
Notional interest arising on discounted payables	(244)	(573)
Interest on defined benefit pension obligation (note 18)	(996)	(1,256)
Financial expenses	(1,316)	(1,922)
Net financing income	990	2,288

8. Income tax (credit) / expense

Current tax

Current tax for the current and prior periods is classified as a current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as a current asset. The Group has a current tax asset of $3,107,000 at 3 January 2010 (as at 28 December 2008: $896,000 liability). The Company has a current tax asset of $3,169,000 at 3 January 2010 (as at 28 December 2008: $991,000 liability).

Recognised in the income statement

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Current tax (credit) / expense		
Current year	(2,971)	4,208
Adjustments for prior years	(261)	(153)
Overseas taxes	219	23
	(3,013)	4,078
Deferred tax (credit) / expense		
Origination and reversal of temporary differences	(2,025)	(1,380)
Adjustments for prior years	452	266
	(1,573)	(1,114)
Total income tax (credit) / expense in income statement	(4,586)	2,964

Current and deferred tax recognised directly in equity

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Relating to equity-settled transactions – current tax	-	(23)
Relating to equity-settled transactions – deferred tax (note 13)	(673)	960
Relating to net pension liability (note 13)	(805)	(96)
(Increase) / decrease in equity	(1,478)	841

8. Income tax (credit) / expense (continued)

Reconciliation of effective tax rate

	53 weeks ended 3 January 2010 %	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 %	52 weeks ended 28 December 2008 $000
(Loss) / profit before tax		(14,810)		10,630
Income tax using the UK corporation tax rate	(28.0%)	(4,147)	28.5%	3,030
Effect of tax rates in foreign jurisdictions (rate increased)	1.5%	219	0.2%	23
Non-deductible expenses	0.8%	115	4.1%	431
Tax incentives not recognised in the income statement	(10.8%)	(1,600)	(18.1%)	(1,922)
Tax expense on share options	(0.9%)	(130)	7.6%	806
Adjustments relating to prior years	1.3%	191	1.1%	113
Tax losses not recognised	5.2%	766	4.5%	483
	(30.9%)	(4,586)	27.9%	2,964

9. Earnings per share

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
(Loss) / profit for the period attributable to equity shareholders (basic and diluted)	(10,224)	7,666
Exceptional charges after tax*	360	4,655
Amortisation of acquired intangible assets*	3,612	3,620
Share-based payment expenses and related payroll taxes*	1,851	2,283
Underlying (loss) / profit for the period attributable to equity shareholders (basic and diluted)	(4,401)	18,224
	cents	cents
Basic (loss) / earnings per share	(8.88)	6.52
Diluted (loss) / earnings per share	(8.88)	6.50
Underlying basic (loss) / earnings per share	(3.82)	15.51
Underlying diluted (loss) / earnings per share	(3.82)	15.45

* after the tax impact of this charge

9. Earnings per share (continued)

The weighted average number of ordinary shares used in the calculation of basic and diluted (loss) / earnings per share for each period were calculated as follows:

	53 weeks ended 3 January 2010 No. of shares	52 weeks ended 28 December 2008 No. of shares
Issued ordinary shares at start of period	115,120,980	118,276,980
Effect of shares issued during the period from exercise of employee share options	39,875	33,608
Effect of shares cancelled during the period following purchase by Company of own shares	-	(791,389)
Weighted average number of ordinary shares at end of period – for basic (loss) / earnings per share and diluted loss per share	115,160,855	117,519,199
Effect of share options in issue	398,288	465,704
Weighted average number of ordinary shares at end of period – for diluted earnings per share	115,559,143	117,984,903

Basic (loss) / earnings per share

The calculation of basic loss per share for the 53 week period ended 3 January 2010 was based on the loss attributable to equity shareholders of $10,224,000 (52 week period ended 28 December 2008: $7,666,000 profit) and a weighted average number of ordinary shares during the 53 week period ended 3 January 2010 of 115,160,855 (2008: 117,519,199), calculated as shown above.

Diluted (loss) / earnings per share

The calculation of diluted loss per share for the 53 week period ended 3 January 2010 was based on the loss attributable to equity shareholders of $10,224,000 (52 week period ended 28 December 2008: $7,666,000 profit) and a weighted average number of ordinary shares during the 53 week period ended 3 January 2010 of 115,160,855 (2008: 117,984,903), calculated as shown above.

The average market value of the Company's shares for the purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Underlying basic (loss) / earnings per share

The calculation of underlying basic loss per share for the 53 week period ended 3 January 2010 was based on the loss attributable to equity shareholders, before: the exceptional charge; amortisation of acquired intangible assets; and share-based payment expenses and related payroll taxes (net of tax effect), of $4,401,000 (2008: $18,224,000 profit) and a weighted average number of ordinary shares during the 53 week period ended 3 January 2010 of 115,160,855 (2008: 117,519,199), calculated as shown above.

Underlying diluted (loss) / earnings per share

The calculation of underlying diluted loss per share for the 53 week period ended 3 January 2010 was the same as the calculation for underlying basic loss per share for that period, as described above.

The calculation of underlying diluted earnings per share for the 52 week period ended 28 December 2008 was based on the profit attributable to equity shareholders, before: the exceptional charges; amortisation of acquired intangible assets; and share-based payment expenses (net of tax effect), of $18,224,000 and a weighted average number of ordinary shares during the 52 week period ended 28 December 2008 of 117,984,903, calculated as shown above.

10. Property, plant and equipment

Group	Land and buildings $000	Plant and machinery $000	Computer hardware $000	Furniture and fittings $000	Motor vehicles $000	Total $000
Cost						
At 31 December 2007	18,882	31,067	3,652	2,439	127	56,167
Additions	-	2,691	1,659	241	59	4,650
Disposals	-	-	-	-	(22)	(22)
Transfer	-	(158)	158	-	-	-
Effect of movement in exchange rates	-	-	119	107	(11)	215
At 28 December 2008	18,882	33,600	5,588	2,787	153	61,010
At 29 December 2008	18,882	33,600	5,588	2,787	153	61,010
Additions	-	2,609	1,786	546	21	4,962
Disposals	-	(14)	(25)	(2)	-	(41)
Effect of movement in exchange rates	-	-	23	49	-	72
At 3 January 2010	18,882	36,195	7,372	3,380	174	66,003
Depreciation						
At 31 December 2007	1,408	14,617	1,839	914	100	18,878
Charge for the period	377	6,057	839	254	25	7,552
Disposals	-	-	-	-	(22)	(22)
Transfer	-	(149)	149	-	-	-
Effect of movement in exchange rates	-	-	98	103	-	201
At 28 December 2008	1,785	20,525	2,925	1,271	103	26,609
At 29 December 2008	1,785	20,525	2,925	1,271	103	26,609
Charge for the period	378	5,438	1,113	282	22	7,233
Disposals	-	(2)	(2)	(1)	-	(5)
Effect of movement in exchange rates	-	(8)	22	58	-	72
At 3 January 2010	2,163	25,953	4,058	1,610	125	33,909
Net book value						
At 31 December 2007	17,474	16,450	1,813	1,525	27	37,289
At 28 December 2008	17,097	13,075	2,663	1,516	50	34,401
At 29 December 2008	17,097	13,075	2,663	1,516	50	34,401
At 3 January 2010	16,719	10,242	3,314	1,770	49	32,094

10. Property, plant and equipment (continued)

Company	Land and buildings $000	Plant and machinery $000	Computer hardware $000	Furniture and fittings $000	Motor vehicles $000	Total $000
Cost						
At 31 December 2007	18,882	30,967	3,517	2,276	127	55,769
Additions	-	2,691	1,649	202	59	4,601
Disposals	-	(158)	(29)	(135)	(81)	(403)
At 28 December 2008	18,882	33,500	5,137	2,343	105	59,967
At 29 December 2008	18,882	33,500	5,137	2,343	105	59,967
Additions	-	2,494	1,768	466	21	4,749
Disposals	-	(14)	-	-	-	(14)
At 3 January 2010	18,882	35,980	6,905	2,809	126	64,702
Depreciation						
At 31 December 2007	1,408	14,548	1,806	891	100	18,753
Charge for the period	377	6,031	776	205	25	7,414
Disposals	-	(148)	(34)	(46)	(29)	(257)
At 28 December 2008	1,785	20,431	2,548	1,050	96	25,910
At 29 December 2008	1,785	20,431	2,548	1,050	96	25,910
Charge for the period	378	5,394	1,083	215	11	7,081
Disposals	-	(2)	-	-	-	(2)
At 3 January 2010	2,163	25,823	3,631	1,265	107	32,989
Net book value						
At 31 December 2007	17,474	16,419	1,711	1,385	27	37,016
At 28 December 2008	17,097	13,069	2,589	1,293	9	34,057
At 29 December 2008	17,097	13,069	2,589	1,293	9	34,057
At 3 January 2010	16,719	10,157	3,274	1,544	19	31,713

11. Intangible assets

Group	Goodwill $000	In-process research & development $000	Developed technology $000	Licence agreements $000	Customer relationships $000	Computer software $000	Total $000
Cost							
At 31 December 2007	22,399	1,900	16,294	5,382	440	5,061	51,476
Additions	-	-	-	-	-	1,420	1,420
Revision to deferred consideration	543	-	-	-	-	-	543
At 28 December 2008	22,942	1,900	16,294	5,382	440	6,481	53,439
At 29 December 2008	22,942	1,900	16,294	5,382	440	6,481	53,439
Additions	-	-	-	-	-	1,673	1,673
Disposals	-	-	-	-	-	(1,850)	(1,850)
Revision to deferred consideration	202	-	-	-	-	-	202
At 3 January 2010	**23,144**	**1,900**	**16,294**	**5,382**	**440**	**6,304**	**53,464**
Amortisation							
At 31 December 2007	-	-	1,428	674	220	3,639	5,961
Amortisation for the period	-	-	3,260	1,540	220	1,807	6,827
At 28 December 2008	-	-	4,688	2,214	440	5,446	12,788
At 29 December 2008	-	-	4,688	2,214	440	5,446	12,788
Amortisation for the period	-	220	3,260	1,536	-	1,644	6,660
Disposals	-	-	-	-	-	(1,850)	(1,850)
At 3 January 2010	**-**	**220**	**7,948**	**3,750**	**440**	**5,240**	**17,598**
Net book value							
At 31 December 2007	22,399	1,900	14,866	4,708	220	1,422	45,515
At 28 December 2008	22,942	1,900	11,606	3,168	-	1,035	40,651
At 29 December 2008	22,942	1,900	11,606	3,168	-	1,035	40,651
At 3 January 2010	**23,144**	**1,680**	**8,346**	**1,632**	**-**	**1,064**	**35,866**

Amortisation charge

The amortisation charge is recognised in the following line items in the consolidated income statement:

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Distribution and selling costs	**10**	1
Research and development expenses	**6,201**	6,214
Administrative expenses	**449**	612
	6,660	6,827

11. Intangible assets (continued)

Impairment testing for cash-generating units containing goodwill

The Group reviews goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired.

For the purposes of this annual review, the directors reviewed the balance of goodwill, in respect of the acquisitions in 2007 of Oligon Limited and Sonaptic Limited, for impairment in accordance with IAS 36 *"Impairment of Assets"*. No impairment charge was considered necessary as a result of this annual impairment review.

For the purpose of impairment testing, goodwill is allocated to the Group's operating segment which represents the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The carrying amounts of goodwill, by cash generating unit ('CGU'), of $23,144,000 can be analysed as:

Analysis of goodwill:

	As at 3 January 2010 $000	As at 28 December 2008 $000
Goodwill relating to Oligon – (True Mics operating segment – note 3)	4,024	3,909
Goodwill relating to Sonaptic – (Enhanced Soundware operating segment – note 3)	19,120	19,033
	23,144	22,942

The recoverable amount of a segment is based on value-in-use calculations and this is compared to the carrying amount of each CGU to determine whether the respective CGUs require to be impaired. The basis applied has been deemed appropriate by the directors as it is consistent with the way in which the value of the individual CGUs is assessed by management and would be by other market participants. The method applied is to determine value-in-use by assessing the discounted pre-tax cash flows expected to be earned from specific products developed from the acquired technologies within the respective CGUs. As the two identified CGUs share many of the same risk factors the directors consider the discount rate applicable to each CGU should be the same.

These calculations cover five years of projected pre-tax cash flows, which incorporate the approved business plan and current market data regarding the relevant technologies. Management determined the financial projections based on its expectations of market developments and likely end customer demand over the five year period. The forecast revenues which are included in the projected cash flows are management's current estimates and are based on identified specific opportunities for the developed products containing the acquired technologies. Industry market data, regarding the projected demand for the end product applications containing the relevant technologies, has also been used by management to assess the forecast revenues.

The operating margins included in the projected cash flows reflect those deemed to be achievable in the commercial markets in which the products will be sold and have been assessed over the five year period having regard to product life cycles and expected market demand characteristics.

Cash flows beyond the five year period are extrapolated using a terminal value multiple; terminal value having been estimated by management based on year five cash flows.

The pre-tax discount rate applied to the cash flow projections was 25% (2008: 25%) and reflects the risks assessed by the directors as being attributable to the relevant CGUs, and takes into account an assessment of relevant risk factors and appropriate external published information.

Other potential opportunities, for the use of the technologies relating to the acquired business have not been factored into the projected pre-tax cash flows for the purpose of this impairment testing. This is as a consequence of these opportunities involving aspects of the technologies being integrated into other products and therefore the relevant cash flows are not separable.

The recoverable amounts of the CGUs exceeded the respective carrying values at the time of the impairment test.

Whilst cash flow projections are subject to inherent uncertainty, with volume estimates dependent to a large extent upon the timing of when customers ramp their own production of the relevant consumer products themselves, sensitivity analyses were conducted on the assumptions used in estimating the projected pre-tax cash flows. These indicated that a significant reduction of the projected cash flows from the expected level would not cause the recoverable amount of the cash generating unit to fall below the carrying amount.

The Business Review on pages 4 to 12 contains details of the progress during the period with the development of the technologies associated with the acquired businesses.

11. Intangible assets (continued)

Contingent consideration

There are contingent cash consideration balances, which are payable in accordance with the terms of these acquisitions and are subject to the achievement of certain milestones, of $2.3 million and $5.3 million within current and non-current liabilities respectively as at 3 January 2010 (as at 28 December 2008: $3.3 million and $6.2 million respectively). These contingent cash consideration liabilities have been assessed based on the probability of their payment as at 3 January 2010 and the amounts have been discounted to their present values. During 2009, the contingent cash consideration amounts were reviewed and reassessed and, as a result of which, the contingent cash consideration liabilities increased by a total of $202,000 with a corresponding increase to goodwill.

Company	Intellectual property rights $000	Computer software $000	Total $000
Cost			
At 31 December 2007	2,525	5,061	7,586
Additions	-	1,420	1,420
Disposals	-	(5)	(5)
At 28 December 2008	2,525	6,476	9,001
At 29 December 2008	2,525	6,476	9,001
Additions	-	1,673	1,673
Disposals	-	(1,850)	(1,850)
At 3 January 2010	2,525	6,299	8,824
Amortisation			
At 31 December 2007	63	3,639	3,702
Amortisation for the period	253	1,807	2,060
Disposals	-	(4)	(4)
At 28 December 2008	316	5,442	5,758
At 29 December 2008	316	5,442	5,758
Amortisation for the period	253	1,644	1,897
Disposals	-	(1,850)	(1,850)
At 3 January 2010	569	5,236	5,805
Net book value			
At 31 December 2007	2,462	1,422	3,884
At 28 December 2008	2,209	1,034	3,243
At 29 December 2008	2,209	1,034	3,243
At 3 January 2010	1,956	1,063	3,019

12. Investments in subsidiaries

Company	Total $000
Cost	
At 31 December 2007	43,090
Revision to consideration for cost of investment (note 11)	543
At 28 December 2008	43,633
At 29 December 2008	43,633
Revision to consideration for cost of investment (note 11)	202
At 3 January 2010	43,835

Note 25 contains details of these subsidiaries.

13. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net	
Group	2009 $000	2008 $000	2009 $000	2008 $000	2009 $000	2008 $000
Property, plant and equipment	-	-	1,749	2,253	1,749	2,253
Intangible assets	(439)	(400)	3,264	4,670	2,825	4,270
Employee benefits – pensions	(639)	(377)	-	-	(639)	(377)
Employee benefits – share-based payments	(1,613)	(351)	-	-	(1,613)	(351)
Other items	(244)	(720)	216	270	(28)	(450)
Deferred tax (assets) / liabilities	(2,935)	(1,848)	5,229	7,193	2,294	5,345
Set off of tax	2,935	1,848	(2,935)	(1,848)	-	-
Net deferred tax (assets) / liabilities	-	-	2,294	5,345	2,294	5,345

	Assets		Liabilities		Net	
Company	2009 $000	2008 $000	2009 $000	2008 $000	2009 $000	2008 $000
Property, plant and equipment	-	-	1,749	2,245	1,749	2,245
Intangible assets	(439)	(400)	-	-	(439)	(400)
Employee benefits – pensions	(639)	(377)	-	-	(639)	(377)
Employee benefits – share-based payments	(1,541)	(340)	-	-	(1,541)	(340)
Other items	(165)	(324)	188	244	23	(80)
Deferred tax (assets) / liabilities	(2,784)	(1,441)	1,937	2,489	(847)	1,048
Set off of tax	1,937	1,441	(1,937)	(1,441)	-	-
Net deferred tax (assets) / liabilities	(847)	-	-	1,048	(847)	1,048

13. Deferred tax assets and liabilities (continued)

Movement in temporary differences during the period

Group	Balance at 31 December 2007 $000	Recognised in income $000	Recognised in equity $000	Balance at 28 December 2008 $000
Property, plant and equipment	2,682	(429)	-	2,253
Intangible assets	5,881	(1,611)	-	4,270
Employee benefits – pensions	(1,097)	816	(96)	(377)
Employee benefits – share-based payments	(1,165)	(146)	960	(351)
Other items	(706)	256	-	(450)
	5,595	(1,114)	864	5,345

	Balance at 29 December 2008 $000	Recognised in income $000	Recognised in equity $000	**Balance at 3 January 2010 $000**
Property, plant and equipment	**2,253**	(504)	-	**1,749**
Intangible assets	**4,270**	(1,445)	-	**2,825**
Employee benefits – pensions	**(377)**	543	(805)	**(639)**
Employee benefits – share-based payments	**(351)**	(589)	(673)	**(1,613)**
Other items	**(450)**	422	-	**(28)**
	5,345	(1,573)	(1,478)	**2,294**

Company	Balance at 31 December 2007 $000	Recognised in income $000	Recognised in equity $000	Balance at 28 December 2008 $000
Property, plant and equipment	2,613	(368)	-	2,245
Intangible assets	(194)	(206)	-	(400)
Employee benefits – pensions	(1,097)	816	(96)	(377)
Employee benefits – share-based payments	(1,163)	(146)	969	(340)
Other items	(301)	221	-	(80)
	(142)	317	873	1,048

	Balance at 29 December 2008 $000	Recognised in income $000	Recognised in equity $000	**Balance at 3 January 2010 $000**
Property, plant and equipment	**2,245**	(496)	-	**1,749**
Intangible assets	**(400)**	(39)	-	**(439)**
Employee benefits – pensions	**(377)**	543	(805)	**(639)**
Employee benefits – share-based payments	**(340)**	(561)	(640)	**(1,541)**
Other items	**(80)**	103	-	**23**
	1,048	(450)	(1,445)	**(847)**

13. Deferred tax assets and liabilities (continued)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Group		Company	
	2009 $000	2008 $000	2009 $000	2008 $000
Tax losses	1,912	1,117	140	140

Deferred tax assets have not been recognised in respect of the tax amount of these items because it is not probable that future taxable profit will be available against which the Group and the Company can utilise the benefits thereon.

14. Inventories

	Group and Company	
	2009 $000	2008 $000
Raw materials and consumables	3,640	8,402
Work in progress	2,063	2,897
Finished goods	5,586	7,690
	11,289	18,989

In the 53 week period ended 3 January 2010 raw materials and consumables and changes in finished goods and work in progress recognised as cost of sales amounted to $56,194,000 (52 week period ended 28 December 2008: $95,383,000).

15. Trade and other receivables

	Group		Company	
	2009 $000	2008 $000	2009 $000	2008 $000
Trade receivables	14,163	17,985	14,023	17,844
Amounts due from subsidiaries	-	-	3,869	1,812
Other receivables	648	1,294	611	1,253
Prepayments and accrued income	1,813	1,943	1,213	1,445
	16,624	21,222	19,716	22,354

The Group and Company's exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in note 21.

16. Cash and cash equivalents and short-term deposits

	Group		Company	
	2009 $000	2008 $000	2009 $000	2008 $000
Bank balances	1,149	10,457	531	10,141
Bank deposits	13,370	2,129	13,158	177
Cash and cash equivalents	14,519	12,586	13,689	10,318
Short-term deposits	83,251	79,607	83,251	79,607

The Group and Company's exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in note 21.

17. Capital and reserves

Share capital and share premium

	As at 3 January 2010 No. of shares	As at 28 December 2008 No. of shares
In issue at start of period	115,120,980	118,276,980
Issued for cash on exercise of employee share options	118,000	53,000
Cancelled on purchase by Company of own shares	-	(3,209,000)
In issue at end of period – fully paid	115,238,980	115,120,980

At 3 January 2010, the authorised share capital comprised 135,000,000 ordinary shares (as at 28 December 2008: 135,000,000) which have a nominal value of 0.1 pence per share. All issued shares are fully paid.

The holders of ordinary shares are entitled to one vote per share at meetings of the Company and are entitled to receive dividends as recommended by the directors. The holders of ordinary shares also have an unlimited right to share in the surplus remaining on a winding up after all creditors are satisfied.

During the 53 week period ended 3 January 2010, 118,000 ordinary shares of 0.1 pence, which had an aggregate nominal value of £118 ($192), were issued for a total consideration of £44,200 ($72,000).

The Company did not purchase any of its own ordinary shares of 0.1 pence each in the 53 week period ended 3 January 2010 (52 week period ended 28 December 2008: 3,209,000 own ordinary shares purchased by the Company) for a total consideration, including expenses, of $nil (2008: $6,661,000 and those shares had an aggregate nominal value of £3,209 i.e. $6,000 and all of those shares were immediately cancelled in 2008).

During the 53 week period ended 3 January 2010, the Company's employee share trusts acquired none (2008: none) of the Company's shares for a consideration of $nil (2008: $nil). There were 5,056,461 of the Company's ordinary shares held by the Company's employee share trusts as at 3 January 2010 (as at 28 December 2008: 5,378,301 ordinary shares).

17. Capital and reserves (continued)

Options

The Company's directors, senior management and employees have been granted options over ordinary shares under employee share option schemes as follows:

	At 29 December 2008	Exercised	Granted	Lapsed	At 3 January 2010
First scheme	25,000	-	-	-	25,000
Second scheme	525,100	(100,000)	-	-	425,100
EMI scheme	243,000	(18,000)	-	-	225,000
2003 Executive Share Scheme – A	96,068	-	186,211	(7,102)	275,177
2003 Executive Share Scheme – B	474,363	-	1,051,769	(166,105)	1,360,027
2003 All Employee Share Scheme – A	1,683,655	-	-	(257,895)	1,425,760
2003 All Employee Share Scheme – B	1,880,393	-	-	(180,383)	1,700,010
	4,927,579	(118,000)	1,237,980	(611,485)	5,436,074

Retained earnings reserve

The movements in this reserve for the Group and for the Company, in the 53 week period ended 3 January 2010, are shown in the statements of changes in equity on pages 52 and 53 respectively.

The cumulative foreign currency translation differences for foreign operations in the Group was $3,000 gain in the 53 week period ended 3 January 2010 (52 week period ended 28 December 2008: $5,000 loss) and is included within the retained earnings reserve.

Capital redemption reserve

The balance on this reserve as at 31 December 2007 represented an amount equal to the nominal value of deferred shares which were bought back by the Company out of profits during the year ended 31 December 2003. These deferred shares were then cancelled.

During 2008, as a result of the cancellation of those own shares which were purchased by the Company, an amount equal to the nominal value of those shares, totalling £3,209 ($6,000) has been transferred to this reserve.

There were no movements in this reserve during the 53 week period ended 3 January 2010.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedging instruments related to hedged transactions which have not yet occurred (note 21).

18. Employee benefits

Retirement benefits schemes

Group and Company	As at 3 January 2010 $000	As at 28 December 2008 $000
Present value of funded obligations	(22,191)	(14,382)
Fair value of plan assets	19,908	13,035
Recognised liability for defined benefit obligations (page 81)	(2,283)	(1,347)

18. Employee benefits (continued)

Liability for defined benefit obligations

The Group makes contributions to a UK-based defined benefit plan that provides pension benefits for UK employees upon retirement. The plan was closed to new entrants with effect from 2 July 2002. The defined benefit plan and actuarial assumptions are based on sterling denominated assets and liabilities.

Plan assets consist of the following:

	As at 3 January 2010 $000	As at 28 December 2008 $000
Equity securities	9,264	5,948
Government bonds	4,091	3,833
Corporate bonds	4,117	3,192
Cash	2,391	18
Other assets	45	44
	19,908	13,035

Movements in the liability for defined benefit obligations

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Liability for defined benefit obligations at start of period	14,382	22,533
Current service cost (note 6)	222	577
Interest cost (note 7)	996	1,256
Contributions by plan participants	150	216
Actuarial losses / (gains) recognised in equity	5,012	(3,914)
Exchange differences	1,429	(6,286)
Liability for defined benefit obligations at end of period	22,191	14,382

Movements in plan assets

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Fair value of plan assets at start of period	13,035	18,615
Contributions by the employer	2,563	3,140
Contributions by plan participants	150	216
Expected return on plan assets (note 7)	801	1,148
Actuarial gains / (losses) recognised in equity	2,137	(4,258)
Exchange differences	1,222	(5,826)
Fair value of plan assets at end of period	19,908	13,035

18. Employee benefits (continued)

Expense recognised in the income statement

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Current service costs	222	577
Interest on obligation	996	1,256
Expected return on plan assets	(801)	(1,148)
	417	685
Exchange differences	207	(460)
	624	225

The expense is recognised in the following line items in the income statement:

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Distribution and selling costs	45	117
Research and development expenses	126	327
Administrative expenses	51	133
Total current service costs (note 6)	222	577
Exchange differences:		
Distribution and selling costs	42	(93)
Research and development expenses	117	(260)
Administrative expenses	48	(107)
	207	(460)
Financial income	(801)	(1,148)
Financial expense	996	1,256
Actual return on plan assets	3,042	(4,068)

Actuarial gains and losses recognised directly in equity

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Cumulative amount of actuarial losses at beginning of period	5,418	5,074
Recognised loss during the period	2,875	344
Cumulative amount of actuarial losses at end of period	8,293	5,418

18. Employee benefits (continued)

Actuarial assumptions

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

		2009	2008
Discount rate at 3 January 2010 / 28 December 2008		5.66%	6.50%
Expected return on plan assets	– Equities	7.00%	7.00%
	– Bonds	4.75%	4.75%
	– Other	0.50%	2.00%
Future salary increases		4.00%	4.00%
Future pension increases		3.70%	3.00%
Inflation assumption		3.70%	3.00%
Mortality table		PXA92, Birth year, Medium Cohort	PXA92, Birth year, Medium Cohort

Assumptions regarding future mortality are based on published statistics and mortality tables. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

Historical information

	As at 3 January 2010 $000	As at 28 December 2008 $000	As at 30 December 2007 $000	As at 31 December 2006 $000	As at 31 December 2005 $000	As at 31 December 2004 $000
Present value of defined benefit obligation	(22,191)	(14,382)	(22,533)	(24,291)	(17,686)	(14,979)
Fair value of plan assets	19,908	13,035	18,615	14,034	10,436	7,049
Deficit in the plan	(2,283)	(1,347)	(3,918)	(10,257)	(7,250)	(7,930)

	2009 $000	2008 $000	2007 $000	2006 $000	2005 $000	2004 $000
Experience adjustments arising on plan liabilities	(323)	788	314	(394)	126	(533)
Experience adjustments arising on plan assets	2,241	(5,221)	(244)	400	1,483	259

The Group and Company expect to pay approximately $0.5 million in ongoing contributions in 2010. The deficit reported in the latest draft actuarial valuation of the defined benefit plan, as at 1 March 2009, was approximately £5 million and the Company paid, in respect of that deficit, £1.3 million ($2.2 million) in the 53 week period ended 3 January 2010. The latest draft actuarial valuation of the defined benefit plan is being considered by the Company and by the trustees of the plan so that a contributions schedule can be defined and agreed.

18. **Employee benefits** (continued)

Share-based payments

Share option plans

In previous years the Group has established a share option programme that entitles directors, senior management and other employees to purchase shares in the Company. Grants have been made of share options in the period from 1995 to June 2008. During the 53 week period ended 3 January 2010, share options were granted to executive directors and senior management as part of the 2009 long term incentive scheme arrangements (pages 38 and 47). In accordance with these share option schemes, options are exercisable at the market price of the shares at the date of grant.

Additionally, there were 28 separate grants of share options to employees before 7 November 2002. The recognition and measurement principles in IFRS 2 have not been applied to these grants in accordance with the transitional provisions of IFRS 1 and IFRS 2.

The Wolfson Microelectronics 2006 Performance Share Plan

This long term incentive plan was approved by shareholders, at an Extraordinary General Meeting on 16 February 2006. The first grant of contingent shares was made on 10 March 2006 to executive directors and senior management as part of a long term incentive plan and further awards were made to senior management in September and October 2006. During 2007, a grant of contingent shares was made on 7 February 2007 to executive directors and senior management and a further award was made in August 2007 to senior management. During 2008, a grant of contingent shares was made on 30 April 2008 to executive directors and senior management. In addition, awards were made to specific other senior managers in September and December 2008. In 2009, awards of contingent shares from this plan were made to the executive directors and senior management as part of the long term incentive arrangements. Further details are included in the Directors' Remuneration Report on pages 38 and 43.
No consideration was paid for any of these awards. The fair value is determined by reference to the market value of the shares at the date of grant. The contingent share awards, granted in the period until 2009, have non-market related vesting conditions and therefore the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations. For the 2009 contingent share awards granted from this scheme, there is a market and a non-market related vesting condition which have equal weighting. Further details of this plan are contained on pages 38 and 43 and 44 of the Directors' Remuneration Report.

The Wolfson Microelectronics Group Executive Shared Ownership Plan (ExSOP)

On 20 March 2006, executive directors and other members of the senior management team each acquired a beneficial interest as joint owner in a number of shares in the Company for a consideration of 1 pence per share. A further award to a new member of the senior management team was made in September 2006.

In 2007, executive directors and other members of the senior management team each acquired, on 7 February 2007, a beneficial interest as joint owner in a number of shares in the Company for a consideration of 1 pence per share. No ExSOP awards were granted in 2008 nor in 2009.

The registered shareholder of the shares is RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust). The beneficial interest in the award shares is held jointly by the participant and RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The interests in the ExSOP award shares are defined by the terms of an agreement between (1) RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust), (2) the individual and (3) RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The participants will, if and insofar as the performance targets are met, derive the growth in value of a proportion of the ExSOP award shares (less the 5% per annum carrying cost). The performance target set in relation to the 2007 award relates to the real growth (i.e. growth above RPI) achieved over the three year period, financial years 2007 to 2009, in adjusted earnings per share of the Company. Adjusted earnings per share is calculated as the basic earnings per share derived from the Company's published report and accounts. The Remuneration Committee may make adjustments to the basic earnings per share as may be necessary or appropriate, for example to take account of changes to accounting standards, the actual length of the financial year in question and to ensure a consistent basis of comparison from year to year. For real growth of 10% per annum or higher, the participant will derive the growth in value of 100% of the ExSOP award shares; for real growth of 5%, 25% of the ExSOP award shares; for real growth between these amounts, the percentage of the ExSOP award shares will be determined by straight line interpolation between these thresholds. The participant will derive no growth in value of awards shares for real growth below 5%. Refer also to pages 44 and 45 of the Directors' Remuneration Report.

18. **Employee benefits** (continued)

The Wolfson Microelectronics 2008 Staff Performance Share Plan

In 2008 the Company established a staff share scheme, The Wolfson Microelectronics 2008 Staff Performance Share Plan, which allows the grant of contingent share awards to employees, the vesting of those shares being dependent on the individual remaining an employee of the Group throughout the specified period. Awards from this scheme can only be satisfied from shares held in the employee share trusts, which have been purchased in the market, rather than by new issue shares. In accordance with this share scheme, no amounts are payable by the employees in respect of the grant of these contingent share awards. The Company issued contingent share awards from this scheme to employees during 2008.

The fair value is determined by reference to the market value of the shares at the date of grant. The contingent share awards have non-market related vesting conditions and therefore the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

For the awards made in 2008, the contingent share awards will vest on the date three years after the date of grant, subject to the award holder remaining an employee within the Group throughout that period unless the award holder leaves employment within the Group as a result of one of the specified circumstances defined in the rules of the Scheme.

The Wolfson Microelectronics 2009 Staff Performance Share Plan

In 2009 the Company established this staff share scheme, The Wolfson Microelectronics 2009 Staff Performance Share Plan, which allows the grant of contingent share awards to employees (excluding directors), the vesting of those shares being dependent on the individual remaining an employee of the Group throughout the specified period. Awards from this scheme can only be satisfied from shares held in the employee share trusts, which have been purchased in the market, rather than by new issue shares. In accordance with this share scheme, no amounts are payable by the employees in respect of the grant of these contingent share awards. The Company issued contingent share awards from this scheme to employees during 2009.

The fair value is determined by reference to the market value of the shares at the date of grant. The contingent share awards have non-market related vesting conditions and therefore the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

For the awards made in 2009, the contingent share awards will vest in three equal tranches on each anniversary of the grant date over a 3 year period such that the third tranche vests on the date 3 years after the date of award subject to the award holder remaining an employee within the Group throughout that vesting period unless the award holder leaves employment within the Group as a result of one of the specified circumstances defined in the rules of the Scheme.

18. Employee benefits (continued)

Share option plans

The terms and conditions of the share option grants which were outstanding at any time during the 53 week period ended 3 January 2010 are as follows, whereby all options are settled by the physical delivery of shares:

	Grant date	Employees entitled	Number of options	Vesting conditions	Contractual life of options
1	23 March 2001	employees	25,000	Three years of service	10 years
2	20 March 2002	directors, senior management and employees	5,000	Three years of service	7 years
3	20 March 2002	directors, senior management and employees	230,000	Three years of service	10 years
4	1 January 2003	directors and senior management	95,000	Three years of service and PBIT per share growth rate of 2005 profits relative to 2002 profits at least RPI+15% per annum. There is a sliding scale of options vesting for lower performance but growth rate of above RPI +5%per annum must be achieved.	7 years
5	25 April 2003	employees	20,000	Three years of service	7 years
6	3 June 2003	employees	13,000	Three years of service	10 years
7	14 August 2003	directors, senior management and employees	405,100	Three years of service and conditional on the Company achieving an initial public offering by 30 November 2003.	7 years
8	30 July 2004	employees	518,507	Four years of service*	10 years
9	27 August 2004	employees	20,000	Four years of service*	10 years
10	30 July 2004	directors and senior management	119,805	Employed during vesting period and increase of RPI plus 15% per annum in EPS in 2006 over EPS in 2003 (there is a sliding scale for lower performance).	10 years
11	10 March 2005	employees	413,465	Four years of service*	10 years
12	10 March 2005	directors and senior management	189,719	Three years of service and increase of RPI plus 15% per annum in EPS in 2007 over EPS in 2004 (there is a sliding scale for lower performance).	10 years
13	10 March 2005	employees	5,000	Four years of service*	10 years
14	7 September 2005	employees	20,000	Four years of service*	10 years
15	23 November 2005	employees	10,000	Four years of service*	10 years
16	16 March 2006	employees	597,426	Four years of service*	10 years
17	2 May 2006	employees	13,000	Four years of service*	10 years
18	19 June 2006	employees	7,833	Four years of service*	10 years
19	24 August 2006	employees	160,000	Four years of service*	10 years
20	25 September 2006	employees	45,000	Four years of service*	10 years
21	26 October 2006	employees	17,000	Four years of service*	10 years
22	27 November 2006	employees	40,000	Four years of service*	10 years
23	18 December 2006	director	118,374	Employed during vesting period and real growth in EPS above 5% in 2008 by reference to 2007 as the base year. These options lapsed on 31 December 2008, refer to page 47 of the Directors' Remuneration Report.	10 years
24	5 February 2007	employees	56,000	Three years of service**	10 years
25	5 February 2007	employees	765,470	Three years of service**	10 years
26	5 February 2007	employees	528,406	Employed during vesting period of one year and to the extent that specific business performance objectives are achieved in the financial year 2007.	10 years
27	5 February 2007	employees	3,983	Three years of service**	10 years
28	5 February 2007	employees	3,080	Employed during vesting period of one year and to the extent that specific business performance objectives are achieved in the financial year 2007.	10 years
29	5 February 2007	director	54,833	The performance conditions were the same as for the ExSOPs granted on 7 February 2007, as stated on page 84.	10 years
30	6 August 2007	employees	27,700	Employed during vesting period and increase of RPI plus 10% per annum in EPS in 2009 over EPS in 2006. (there is a sliding scale for lower performance).	10 years
31	6 August 2007	employees	10,000	Three years of service**	10 years
32	5 September 2007	employees	131,000	Three years of service**	10 years
33	7 November 2007	employees	69,400	Three years of service**	10 years
34	7 November 2007	senior management	60,000	Employed during vesting period and increase of RPI plus 10% per annum in EPS in 2009 over EPS in 2006 (there is a sliding scale for lower performance).	10 years
35	5 December 2007	employees	30,000	Three years of service**	10 years
36	6 March 2008	employees	85,000	Three years of service**	10 years
37	9 June 2008	employees	13,200	Three years of service**	10 years
38	19 March 2009	executive directors and senior management	1,195,427	Employed during the three year performance period. Performance conditions are a share price appreciation target and cash conservation (each measure having 50% weighting). Details of these performance conditions are included on page 38 of the Directors' Remuneration Report.	10 years
39	2 September 2009	senior management	42,553	Employed during the three year performance period. Performance conditions are a share price appreciation target and cash conservation (each measure having 50% weighting).	10 years

* 25% of the options granted can be exercised one year after the grant date and then, by equal monthly instalments, thereafter for the next three years.

** One third of the options granted can be exercised one year after the grant date, a further third on the second anniversary of the grant date and the final third of the options granted can be exercised on the third anniversary of the grant date.

18. Employee benefits (continued)

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price (pence) 53 weeks ended 3 January 2010	Number of options 53 weeks ended 3 January 2010	Weighted average exercise price (pence) 52 weeks ended 28 December 2008	Number of options 52 weeks ended 28 December 2008
Outstanding at the beginning of the period	242.2	4,927,579	247.4	6,029,623
Lapsed during the period	271.8	(611,485)	270.2	(1,147,244)
Exercised during the period	37.5	(118,000)	26.8	(53,000)
Granted during the period	93.7	1,237,980	132.3	98,200
Outstanding at the end of the period	209.5	5,436,074	242.2	4,927,579
Exercisable at the end of the period	264.2	3,058,938	253.3	2,885,931

The options outstanding at 3 January 2010 have an exercise price in the ranges as summarised below:

Exercise price range	Number of options outstanding at 3 January 2010	Weighted average remaining contractual life (years)
15 to 20 pence	245,000	2.12
40 to 75 pence	430,100	0.64
92 to 133 pence	1,233,627	9.18
141 to 224 pence	1,361,236	5.35
256 to 287 pence	228,500	7.39
293.42 to 307.75 pence	1,195,986	7.10
411.34 to 479 pence	741,625	6.34
	5,436,074	6.31

The weighted average share price during the 53 week period ended 3 January 2010 was 110.3 pence per share (52 week period ended 28 December 2008: 118.3 pence per share).

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a Black-Scholes model.

Fair value of share options and assumptions	Directors 2009	Directors 2008	Senior Management* 2009	Senior Management 2008	Other employees 2009	Other employees* 2008
Fair value at measurement date (pence)	36	n/a	47	n/a	n/a	59
Share price (pence)	92	n/a	122	n/a	n/a	132
Exercise price (pence)	92	n/a	122	n/a	n/a	132
Expected volatility	59.7%	n/a	59.7%	n/a	n/a	60.0%
Option life (weighted average life)	3	n/a	3	n/a	n/a	3
Expected dividends	Nil	n/a	Nil	n/a	n/a	Nil
Risk free interest rate (based on UK government bonds)	2.2%	n/a	2.2%	n/a	n/a	5.0%

* as there were a number of separate option grants during the period the assumptions included in the table are the weighted average figures across all of these option grants in the period.

18. Employee benefits (continued)

The expected volatility is based on the historical volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information.

These share options are granted under a service condition and, for grants to senior management and directors, both non-market and market performance conditions. Service and non-market performance conditions are not taken into account in the grant date fair value measurement of the services received.

The Wolfson Microelectronics plc 2006 Performance Share Plan

The fair value of the contingent shares is the market value of the Company's shares on the date of the award.

	Number of contingent performance shares	Weighted average fair value (pence)
Outstanding as at 29 December 2008	1,197,228	159.7
Awarded in the period	1,036,118	123.5
Vested in the period	(226,367)	184.6
Lapsed in the period	(21,784)	386.8
Outstanding as at 3 January 2010	1,985,195	124.6

ExSOPs

The fair value of ExSOPs at grant date is determined using a valuation model which takes into account the terms and conditions upon which the ExSOPs were awarded. The model inputs, in respect of the fair value of the ExSOPs granted in 2007 (i.e. those ExSOPs which are outstanding as at 3 January 2010), were: share price 304 pence and risk free interest rate (based on UK government bonds) 5.3%.

	Number of ExSOPs	Weighted average fair value (pence)
Outstanding as at 29 December 2008	365,080	91.2
Awarded in the period	-	-
Lapsed in the period	(94,584)	117.8
Outstanding as at 3 January 2010	270,496	81.9

18. Employee benefits (continued)

Deferred share awards

Deferred awards of ordinary shares in the Company were made on 19 December 2006, on 25 September 2008 and on 23 March 2009, to two executive directors and to a new member of the senior management team respectively. Details of the award made to the executive director in 2008 are contained in the Directors' Remuneration Report on page 45, As disclosed in the Directors' Remuneration Report contained in the Annual Report and Accounts 2008, the remaining 50% of the award made on 19 December 2006 vested on 31 December 2008 and 90,579 ordinary shares in the Company were transferred to the award holder from The Wolfson Microelectronics No. 1 Employees Share Trust after 4 February 2009 following the announcement of the Group's 2008 financial results.

The fair value of the contingent shares is the market value of the Company's shares on the date of the award.

	Number of contingent performance shares	Weighted average fair value (pence)
Outstanding as at 29 December 2008	512,519	145.3
Vested in the period	(90,579)	277.0
Awarded in the period	55,000	96.75
Outstanding as at 3 January 2010	476,940	114.7

The Wolfson Microelectronics plc 2008 Staff Performance Share Plan

The fair value of the contingent shares is the market value of the Company's shares on the date of the award.

	Number of contingent shares	Weighted average fair value (pence)
Outstanding as at 29 December 2008	771,387	139.2
Awarded in the period	-	-
Vested in the period	(2,449)	141.0
Lapsed in the period	(112,481)	141.0
Outstanding as at 3 January 2010	656,457	138.9

The Wolfson Microelectronics plc 2009 Staff Performance Share Plan

The fair value of the contingent shares is the market value of the Company's shares on the date of the award.

	Number of contingent shares	Weighted average fair value (pence)
Outstanding as at 29 December 2008	-	-
Awarded in the period	1,941,002	85.3
Vested in the period	(3,988)	82.0
Lapsed in the period	(120,050)	82.0
Outstanding as at 3 January 2010	1,816,964	85.5

18. Employee benefits (continued)

Employee expenses

	53 weeks ended 3 January 2010 $000	52 weeks ended 28 December 2008 $000
Share options granted in 2004	-	99
Share options granted in 2005	24	159
Share options granted in 2006	(137)	156
Share options granted in 2007	78	1,000
Share options granted in 2008	2	60
Share options granted in 2009	249	-
Performance shares awarded in 2006	(100)	89
Performance shares awarded in 2007*	(350)	203*
Performance shares awarded in 2008*	627	942*
Performance shares awarded in 2009	342	-
Contingent shares awarded in 2008	470	435
Contingent shares awarded in 2009	1,139	-
ExSOPs awarded in 2006	(148)	(28)
ExSOPs awarded in 2007	(272)	84
Deferred shares awarded in 2006	-	238
Deferred shares awarded in 2008	264	71
Deferred shares awarded in 2009	66	-
Share award on appointment in 2008	-	163
Total expense recognised in personnel expenses	2,254	3,671*

* These amounts included, together, a total of $478,000 recognised in the exceptional charges (note 4) in the 52 week period ended 28 December 2008.

The total share-based payment expense recognised in the income statement of the Company in the 53 weeks ended 3 January 2010 was $2,173,000 (52 weeks ended 28 December 2008: $3,496,000).

19. Trade and other payables

	Group		Company	
	2009 $000	2008 $000	2009 $000	2008 $000
Non-current liabilities				
Other payables	5,851	6,244	5,816	6,244
Current liabilities				
Trade payables	10,239	5,076	10,239	5,076
Amounts due to subsidiaries	-	-	3,948	2,340
Derivatives used for hedging (note 21)	8	1,051	8	1,051
Non-trade payables	3,485	3,512	3,406	3,462
Accruals	4,227	7,655	4,129	7,521
	17,959	17,294	21,730	19,450

The Group and Company's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 21.

20. Provisions

Group and Company	Onerous contracts $000
Balance at 29 December 2008	-
Provisions made in the period (note 4)	500
Provisions used in the period	(152)
Unwind of discount	-
Balance at 3 January 2010	**348**
Non-current	**91**
Current	**257**
	348

Onerous contracts

During the 53 week period ended 3 January 2010, the leased office premises in Swindon and in High Wycombe were exited, following the consolidation of the activities conducted in these offices into a new office in Newbury. The leases for the premises in Swindon and in High Wycombe expire in February 2011 and in May 2011 respectively. These premises have not been sublet. The obligation for the discounted future payments for these leases has been provided for.

21. Financial Instruments

The Group's principal financial instruments as at 3 January 2010 comprise cash and cash equivalents and short-term deposits. The main purpose of these financial instruments is to finance the Group's operations. The Group has other financial instruments which mainly comprise trade receivables and trade payables which arise directly from its operations. In addition, during 2009, the Company entered into forward foreign exchange contracts some of which remain in place as at 3 January 2010.

In 2008, in view of the volatility experienced in the US dollar to Sterling exchange rate in the period the Company decided to enter into forward foreign exchange contracts to hedge some of the Company's structural exposure to fluctuations in the US dollar to Sterling exchange rate, primarily in 2009. During 2009, the Company entered into forward foreign exchange contracts each quarter to hedge a large proportion of the Company's structural exposure to fluctuations in the US dollar to Sterling exchange rate for the following quarter (see 'Currency risk' section below).

The Group does not hold or issue derivative financial instruments for trading purposes.

Exposure to market risk (which includes currency and interest rate risk) and credit risks arises in the normal course of the Group's business.

The Group has a Treasury Committee which is chaired by RK Graham and its other members are the Chief Executive Officer and the Chief Financial Officer. This Committee meets periodically, as required, and it reviews the Group's overall financial risk management including specific areas, such as foreign exchange risk, interest-rate risk, credit risk and liquidity management. The Committee reports to and makes recommendations to the Board regarding these matters.

Financial risk management objectives and policies

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group's income or the value of its holdings of financial instruments. The management of market risk involves the control of market risk exposures within acceptable parameters, while optimising the return having regard to risk.

Currency risk

The Group operates internationally and is exposed to currency risk on purchases, sales and cash and cash equivalents that are denominated in a currency other than United States dollars. The currencies giving rise to this risk are primarily Pounds Sterling, Yen and Euros. Foreign exchange risk arises from transactions, recognised assets and liabilities and net investments in foreign operations.

21. Financial Instruments (continued)

In financial periods prior to 2008, the Group did not use foreign exchange contracts to hedge its currency risk. This policy was reviewed during 2008 and resulted in the Company deciding to enter into forward foreign exchange contracts primarily to hedge some of the Company's exposure to fluctuations in the US dollar to Sterling exchange rate in 2009. During 2009, the Company entered into forward foreign exchange contracts each quarter to hedge a large proportion of the Company's structural exposure to fluctuations in the US dollar to Sterling exchange rate for the following quarter. All of the forward foreign exchange contracts, in place as at 3 January 2010, have a maturity of less than three months from that date. As at 3 January 2010, the Group (and the Company) have hedged a significant element of its estimated foreign currency exposure in respect of approximately 90 percent of its Sterling denominated overhead costs over the following three months.

The majority of the Group's revenue and cost of sales are denominated in US dollars. Approximately 30% (2008: 30% approximately) of the Group's operating costs, other than cost of sales, are denominated in US dollars. The vast majority of the operating expenses are denominated in Pounds Sterling.

For those monetary assets and liabilities held in currencies other than US dollars, the Group ensures that the net exposure is kept to an acceptable level by selling or buying foreign currencies at spot rates where necessary to address short-term imbalances.

The Group has investments in foreign operations whose net assets are exposed to currency translation risk. This currency exposure arising from the net assets of the Group's foreign operations is not significant and there is currently no requirement for borrowings, therefore this exposure is not managed through borrowings denominated in the relevant foreign currencies.

Financial assets and financial liabilities by currency	Notes	Group 2009 $000	Group 2008 $000	Company 2009 $000	Company 2008 $000
US dollar trade and other receivables	15	14,894	19,008	18,235	19,716
Other currencies – trade and other receivables	15	1,730	2,214	1,481	2,638
US dollar cash and cash equivalents	16	13,515	11,671	13,225	11,568
Sterling cash and cash equivalents	16	152	(726)	(61)	(1,519)
Other currencies – cash and cash equivalents	16	852	1,641	525	269
US dollar short-term deposits	16	83,251	79,607	83,251	79,607
Other currencies – trade and other payables	19	(5,586)	(6,790)	(5,891)	(6,675)
US dollar trade and other payables	19	(18,216)	(15,697)	(21,647)	(17,968)
Sterling derivatives used for hedging	19	(8)	(1,051)	(8)	(1,051)

The following significant exchange rates applied during the year:

	Average rate 2009 $	Average rate 2008 $	Spot rate at balance sheet date 2009 $	Spot rate at balance sheet date 2008 $
GBP 1:	1.5903	1.8816	1.6168	1.4759
EUR 1:	1.3890	1.4714	1.4322	1.4059

Interest rate risk

The Group and Company earn interest from bank deposits and they hold money market deposits with highly credit rated financial institutions. During 2009, the Group and Company have held cash on deposits with a range of maturities from one to twelve months. This can vary in view of changes in US and UK interest rates and the Group and Company's cash requirements.

The Group and the Company's cash and cash equivalents are subject to floating interest rates. As the maturities of bank deposits are less than one year, they are classified as floating rate financial assets.

Sensitivity analysis (Group and Company)

At 3 January 2010, it is estimated that a general increase of one percentage point in interest rates would improve the Group's and the Company's result before tax by approximately $1,000,000 (as at 28 December 2008: $1,000,000).

21. Financial Instruments (continued)

It is estimated that a decrease of one cent in the US dollar / Sterling exchange rate would have improved the Group's result before tax by approximately $300,000 for the 53 week period ended 3 January 2010 (2008: $275,000). There were forward foreign exchange contracts in place during 2008, 2009, as at 28 December 2008 and as at 3 January 2010.

It is estimated that a decrease of one cent in the US dollar / Sterling exchange rate would have increased the fair value of liabilities for derivatives used for hedging as at 3 January 2010 by approximately $130,000 (as at 28 December 2008: $120,000).

Credit risk

The Group has no significant concentrations of credit risk. The exposure to credit risk is mitigated by selling to a diverse range of customers and, where necessary, obtaining either letters of credit or payments in advance. The Group establishes a specific allowance for impairment if a loss is estimated in respect of trade and other receivables.

Counterparties for cash and short-term deposits are limited to financial institutions which have a high credit rating. The Group has policies that limit the amount of credit exposure to any financial institution and these have been reviewed regularly during the period.

Exposure to credit risk

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. Therefore the maximum exposure to credit risk at the reporting date was:

		Group		Company	
	Notes	2009 $000	2008 $000	2009 $000	2008 $000
Trade and other receivables	15	16,624	21,222	19,716	22,354
Cash and cash equivalents	16	14,519	12,586	13,689	10,318
Short-term deposits	16	83,251	79,607	83,251	79,607
		114,394	113,415	116,656	112,279

The maximum exposure to credit risk for trade receivables at the reporting date by geographical region was:

	2009 $000	2008 $000
Japan	2,522	3,172
Asia Pacific	9,535	12,123
Americas	1,268	487
Europe and rest of world	838	2,203
	14,163	17,985

Impairment losses

The aged profile of trade receivables at the reporting date was:

	Gross 2009 $000	Impairment 2009 $000	Gross 2008 $000	Impairment 2008 $000
Not past due	9,919	-	10,571	-
Past due 0 to 30 days	3,558	-	7,177	-
Past due 31 to 60 days	669	-	406	(150)
Past due 61 to 90 days	74	(57)	(20)	-
More than 90 days	221	(221)	1	-
	14,441	(278)	18,135	(150)

21. **Financial Instruments** (continued)

Credit risk (continued)

The movement in the allowance for impairment in respect of trade receivables during the period was as follows:

	2009 $000	2008 $000
Balance at start of the period	150	75
Written off against irrecoverable trade receivable	(22)	(75)
Impairment loss recognised	150	150
Balance at end of the period	278	150

The allowance in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the trade receivable directly.

Based on past experience, the Group believes that no further impairment allowance is necessary in respect of trade receivables which are past due.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

The Group regularly reviews its cash flow requirements on a rolling quarterly basis. Short-term US dollar deposits are placed with financial institutions which have a high credit rating. The deposits are placed so that at least one deposit matures each month.

As at 3 January 2010 the Group had cash and cash equivalents of $14,519,000 (as at 28 December 2008: $12,586,000) and short-term deposits of $83,251,000 (as at 28 December 2008: $79,607,000).

The Company has an undrawn committed multi-option facility up to a maximum principal amount of $30 million which may be utilised by the Company by way of overdraft, short-term fixtures, letters of credit. The commitment period of the facility expires in March 2011.

Maturity analysis

There are amounts totalling $7.6 million (2008: $9.5 million) included in non-trade payables of which $2.3 million falls due within one an $5.3 million in one to three years from the balance sheet date. These balances are the contingent consideration amounts as at 3 January 2010 relating the acquisition, in 2007, of subsidiaries.

The following are the contractual maturities of financial liabilities:

Group as at 3 January 2010	Carrying amount $000	Contractual cash flows $000	6 months or less $000	6 to 12 months $000	1 to 2 years $000	2 to 5 years $000
Non-derivative financial liabilities						
Trade and other payables*	(23,802)	(24,473)	(16,878)	(1,122)	(2,938)	(3,535)
Derivative financial liabilities						
Forward foreign exchange contracts used for hedging:						
Outflow	(8)	(44)	(44)	-	-	-
	(23,810)	(24,517)	(16,922)	(1,122)	(2,938)	(3,535)

* Excludes derivatives (shown separately)

21. Financial Instruments (continued)

Group as at 28 December 2008	Carrying amount $000	Contractual cash flows $000	6 months or less $000	6 to 12 months $000	1 to 2 years $000	2 to 5 years $000
Non-derivative financial liabilities						
Trade and other payables*	**(22,487)**	(26,665)	(19,515)	(110)	(3,680)	(3,360)
Derivative financial liabilities						
Forward foreign exchange contracts used for hedging:						
Outflow	**(1,051)**	(1,041)	(1,041)	-	-	-
	(23,538)	(27,706)	(20,556)	(110)	(3,680)	(3,360)

* Excludes derivatives (shown separately)

Company as at 3 January 2010	Carrying amount $000	Contractual cash flows $000	6 months or less $000	6 to12 months $000	1 to 2 years $000	2 to 5 years $000
Non-derivative financial liabilities						
Trade and other payables*	(27,538)	(27,691)	(20,131)	(1,122)	(2,938)	(3,500)
Derivative financial liabilities						
Forward foreign exchange contracts used for hedging:						
Outflow	(8)	(44)	(44)	-	-	-
	(27,546)	(27,735)	(20,175)	(1,122)	(2,938)	(3,500)

* Excludes derivatives (shown separately)

Company as at 28 December 2008	Carrying amount $000	Contractual cash flows $000	6 months or less $000	6 to12 months $000	1 to 2 years $000	2 to 5 years $000
Non-derivative financial liabilities						
Trade and other payables*	**(24,643)**	(25,490)	(18,340)	(110)	(3,680)	(3,360)
Derivative financial liabilities						
Forward foreign exchange contracts used for hedging:						
Outflow	**(1,051)**	(1,041)	(1,041)	-	-	-
	(25,694)	(26,531)	(19,381)	(110)	(3,680)	(3,360)

* Excludes derivatives (shown separately)

21. Financial Instruments (continued)

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur and the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to impact profit or loss.

Group and Company as at 3 January 2010	Carrying amount $000	Expected cash flows $000	6 months or less $000	6 to 12 months $000
Forward foreign exchange contracts:				
Liabilities	(8)	(44)	(44)	-

Group and Company as at 28 December 2008	**Carrying amount $000**	**Expected cash flows $000**	**6 months or less $000**	**6 to 12 months $000**
Forward foreign exchange contracts:				
Liabilities	**(1,051)**	(1,041)	(1,041)	-

Fair Values

The basis of determining fair values is disclosed in note 2(w). The fair values together with the carrying amounts shown in the balance sheet are as follows:

Group	Notes	Carrying amount 2009 $000	Fair value 2009 $000	Carrying amount 2008 $000	Fair value 2008 $000
Trade and other receivables	15	16,624	16,624	21,222	21,222
Cash and cash equivalents	16	14,519	14,519	12,586	12,586
Short-term deposits	16	83,251	83,251	79,607	79,607
Trade and other payables*	19	(23,802)	(23,802)	(22,487)	(22,487)
Forward foreign exchange contracts used for hedging:					
Liabilities	19	(8)	(8)	(1,051)	(1,051)
		90,584	90,584	89,877	89,877
Analysed as:					
Loans and receivables		99,875	99,875	100,829	100,829
Cash and cash equivalents		14,519	14,519	12,586	12,586
Financial liabilities at fair value		(8)	(8)	(1,051)	(1,051)
Trade and other payables*		(23,802)	(23,802)	(22,487)	(22,487)
		90,584	90,584	89,877	89,877

* Excludes derivatives (shown separately)

21. Financial Instruments (continued)

Fair Values (continued)

Company	Notes	Carrying amount 2009 $000	Fair value 2009 $000	Carrying amount 2008 $000	Fair value 2008 $000
Trade and other receivables	15	19,716	19,716	22,354	22,354
Cash and cash equivalents	16	13,689	13,689	10,318	10,318
Short-term deposits	16	83,251	83,251	79,607	79,607
Trade and other payables*	19	(27,538)	(27,538)	(24,643)	(24,643)
Forward foreign exchange contracts used for hedging:					
Liabilities	19	(8)	(8)	(1,051)	(1,051)
		89,110	89,110	86,585	86,585
Analysed as:					
Loans and receivables		102,967	102,967	101,961	101,961
Cash and cash equivalents		13,689	13,689	10,318	10,318
Financial liabilities at fair value		(8)	(8)	(1,051)	(1,051)
Trade and other payables*		(27,538)	(27,538)	(24,643)	(24,643)
		89,110	89,110	86,585	86,585

* Excludes derivatives (shown separately)

The following section summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the tables above, other than for financial instruments set out in note 2(w):

Trade and other receivables / payables

All trade and other receivables and payables, except for $5.9 million included in other payables (2008: $6.2 million), have a remaining life of less than one year. The nominal amount is deemed to reflect the fair value.

Capital Management

The Board's policy is to maintain a strong balance sheet so as to maintain investor, customer, creditor and market confidence and to sustain the future development of the business.

Purchase of own shares

As a matter of policy, the Company may from time to time purchase its own shares on the market, the timing of these purchases depends on market prices. The Company will only purchase its own shares when, in the light of market conditions prevailing at the time, the Board believes that the effect of such purchases is in the best interest of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of the Company will be taken into account before the Company purchases its own shares. At the Annual General Meeting held on 20 May 2009 the shareholders granted the Company the authority to purchase, in the market, its own ordinary shares up to a maximum of 11,512,098 ordinary shares.

In 2009 the Company did not purchase any of its own shares. As reported in the Annual Report and Accounts 2008, at the beginning of 2009, in view of the economic environment at that time, the Board decided to suspend the share buyback programme which had been implemented in the second half of 2008. During that period in 2008, a total of 3,209,000 of the Company's ordinary shares were bought back and cancelled and the aggregate consideration paid by the Company for those shares, including expenses, was $6,661,000.

This policy will be reviewed by the Board on a regular basis. This was the only change to the Group's capital management approach during the 53 week period ended 3 January 2010.

Dividends

The Company's current policy, which is kept under regular review, is to retain future earnings for the development and expansion of the business. Payment of any future dividends will be at the discretion of the Board after taking into account various factors, including the Company's current and future cash requirements, development plans and operating results.

21. Financial Instruments (continued)

Management of cash and cash equivalents and short-term deposit balances

Although the revenue for the 53 week period ended 3 January 2010 was $121.3m (39% lower than the revenue for the 52 week period ended 28 December 2008), the Group maintained gross margin at 50.7% (2008: 50.9% before the exceptional charge) and reduced total overhead costs, before exceptional charges, to $76.8m (2008: $86.1m). Combined with a focus on working capital management, this resulted in total cash, cash equivalents and short-term deposits balance increasing by $5.6m to $97.8m as at 3 January 2010 (as at 28 December 2008: $92.2m), (see also page 16 in the Operating and Financial Review).

22. Operating leases

Total non-cancellable operating lease rentals are payable as follows:

	Group		Company	
	2009 $000	2008 $000	2009 $000	2008 $000
Expiring in:				
Less than one year	98	393	91	114
Between one and five years	2,235	1,253	1,271	816
More than five years	1,491	762	1,491	762
	3,824	2,408	2,853	1,692

None of these leases includes contingent rentals.

During the 53 week period ended 3 January 2010, $1,442,000 was recognised as an expense in the consolidated income statement in respect of operating leases (52 week period ended 28 December 2008: $1,480,000) excluding the exceptional charge for onerous lease costs (note 4).

23. Capital Commitments

As at 3 January 2010, the Group had entered into contracts to purchase property, plant and equipment and to purchase computer software for $562,000 (2008: $665,000) which is expected to be settled in 2010.

24. Related parties

Identity of related parties

The Company has a related party relationship with its subsidiaries (see notes 12 and 25), with the employee share trusts (see notes 17 and 18) and with its directors.

Transactions with key management personnel

Directors of the Company and their immediate relatives control 3.5% per cent of the voting ordinary shares of the Company. Information regarding the directors' shareholdings and share options is contained in the Directors' Remuneration Report on pages 41 and 47.

In addition to their salaries, the Group and Company also provide non-cash benefits to executive directors and contribute to a defined contribution pension plan on their behalf. The executive directors also participate in the Group's share option schemes and other long term incentive plans (see note 18). Details of the directors' remuneration are contained in the Directors' Remuneration Report on pages 34 to 47.

G Collinson was appointed as a non-executive director of the Company on 1 September 2008. From April 2005 to July 2007, G Collinson served as a non-executive director of Sonaptic Limited and he was also a shareholder of Sonaptic Limited. G Collinson held 6,667 'A' ordinary shares in Sonaptic Limited. As reported in the Annual Report and Accounts of the Company for the period ended 30 December 2007, Wolfson Microelectronics plc acquired the entire issued share capital of Sonaptic Limited on 23 July 2007. G Collinson received initial consideration of $279,208 (net of professional fees and charges) at the time of acquisition, from Wolfson Microelectronics plc and, following the release of the amount of initial consideration held in escrow on 29 January 2009, a further $22,240 (net of professional fees and charges). The terms of the acquisition were such that contingent consideration was payable to the shareholders of Sonaptic Limited. Therefore, as part of the consideration for his shares held in Sonaptic Limited as at the date of acquisition, G Collinson is entitled to receive, subject to the

24. **Related parties** (continued)

achievement of specific business milestones, a proportion of the contingent consideration from Wolfson Microelectronics plc in accordance with the terms of the share purchase agreement entered into on 23 July 2007 between the Company and the selling shareholders of Sonaptic Limited. No amounts of contingent consideration have been paid to G Collinson by the Company either as at 28 December 2008 or at 3 January 2010. G Collinson will not participate in any discussion nor final decisions by the Board regarding the achievement of milestones and release of contingent consideration.

Other related party transactions

During the 53 week period ended 3 January 2010, subsidiaries earned commission income from the Company of $6.4 million (2008: $2.9 million) and the Company provided management services to the subsidiaries totalling $2.6 million (2008: $1.6 million). As at 3 January 2010 the Company owed the subsidiaries $3,948,000 (2008: $2,340,000) and $3,869,000 was owed by the subsidiaries (2008: $1,812,000 owed by the subsidiaries). No dividends were received from the subsidiaries in 2009 or in 2008.

There are two employee share trusts: The Wolfson Microelectronics No.1 Employees Share Trust and The Wolfson Microelectronics No. 2 Employees Share Trust. These trusts received loans from the Company totalling $nil in the 53 week period ended 3 January 2010 (52 week period ended 28 December 2008: $nil), the trusts repaid $nil of these loans (2008: $623,000) and as at 3 January 2010, $31,765,000 of these loans were outstanding (as at 28 December 2008: $31,765,000). During both the 53 week period ended 3 January 2010 and the 52 week period ended 28 December 2008, the trusts did not purchase any of the Company's shares for the purposes of fulfilling awards under The Wolfson Microelectronics 2006 Performance Share Plan, The Wolfson Microelectronics 2008 or 2009 Staff Performance Share Plans, The Wolfson Microelectronics Group Executive Shared Ownership Plan and to satisfy share option awards (note 18). There were 5,056,461 of the Company's ordinary shares held by the Company's employee share trusts as at 3 January 2010 (as at 28 December 2008: 5,378,301 ordinary shares).

25. Group Entities

Significant subsidiaries

	Notes	Country of incorporation	Principal activity	Ownership interest 2009 %	Ownership interest 2008 %
Wolfson Microelectronics, Inc.	12	United States of America	Sales agency	100	100
Wolfson Microelectronics Pte. Ltd	12	Singapore	Sales agency	100	100
Oligon Limited	12	Scotland	Dormant	100	100
Sonaptic Limited	12	England	Research & development	100	100

Sonaptic Limited has three wholly owned subsidiaries: Sonaptic, Inc. (incorporated in the United States of America); Wolfson Microelectronics KK (incorporated in Japan); and Wolfson Microelectronics Korea Limited (incorporated in South Korea). The principal activity of each of these companies is sales agency.

All of these companies are included in the consolidated financial statements of Wolfson Microelectronics plc from the date on which control commenced.

26. Accounting estimates and judgements

The Board considered the relevance, selection, implications and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates.

The criteria for assessing the accounting for development expenditure are set out in the accounting policy at note 2(d) (ii).

26. **Accounting estimates and judgements** (continued)

Key sources of estimation uncertainty

Impairment testing for cash-generating units containing goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2(j). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates for the timing and amount of projected cash flows (note 11). The carrying amount of goodwill as at 3 January 2010 is shown in note 11. The effect of a change of 5 percentage points in the discount rate applied to the projected cash flows would have no impact on the carrying value of goodwill as at 3 January 2010.

Inventories

Inventories are stated at the lower of cost and net realisable value. Some items included in inventories are written down to their net realisable value based on assumptions about future demand and market conditions. If actual market conditions are less favourable than those projected by management, then inventory may be required to be written down by additional amounts. The carrying amount of inventories as at 3 January 2010 is shown in note 14. The effect of writing down 1% of the Group's inventory as at 3 January 2010 would be a charge of $0.1 million in the income statement. The assessment of whether an inventory write down is required is dependent on the circumstances prevailing at the time of that assessment.

Employee post-employment benefits – defined benefit pensions

The determination of the Group's obligations and expense for defined benefit pensions is dependent on the selection, by the Board of Directors, of assumptions used by the pension scheme actuary in calculating these amounts. The assumptions applied are described in note 18 and include, amongst others, discount rate, expected return on plan assets, rates of increase in salaries and mortality rates. While the directors consider that the assumptions are appropriate, significant differences in the actual experience or significant changes in assumptions may materially affect the amount of the Group's future pension obligations, actuarial gains and losses included in the statement of comprehensive income in future years and the future personnel expenses. The carrying amount of the liability for defined benefit obligations as at 3 January 2010 is shown in note 18. It is estimated that a 0.1% change in the discount rate, with all other assumptions remaining unchanged, would cause the present value of defined benefit pension obligations as at 3 January 2010 to change by approximately $0.6 million.

Share-based payments

The Group's share-based payments expense is based on the fair value of the share-based awards. The estimation of the fair values for share-based payments is dependent, in respect of share options and ExSOP awards, on the selection by the Board of Directors of assumptions applied in the valuation model. The assumptions applied are described in note 18 and include, amongst others, expected volatility, the weighted average expected life of the instruments and the risk free rate. While the directors consider that the assumptions are appropriate, changes in these assumptions may materially affect the amount of the expense recognised for share-based payments. The share-based payments expense recognised in the 53 weeks ended 3 January 2010 is shown in note 18.

In accordance with the accounting policy 2(m)(iii), the amount recognised as a share-based payment expense is adjusted during the vesting period to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. During the vesting period, it is therefore necessary to make an assessment of the extent to which such share-based payments are likely to vest. While the directors consider that such estimated assessments are appropriate, changes in these assessments during the vesting period may materially affect the amount of the expense recognised for share-based payments in a particular accounting period.

Contingent consideration

The amount of contingent consideration that is recognised as being payable, as part of business combinations, is dependent upon assumptions regarding the timing and probability of payment of the consideration. Where the amount and payment of the consideration is dependent on the achievement of specified milestones it is necessary to assess the likelihood and timing of those milestones being achieved. Contingent consideration was payable by the Group upon the acquisitions, in 2007, of Oligon Limited and of Sonaptic Limited. As at 3 January 2010, a total of $7.6 million is included in other payables, $2.3 million of which is within current liabilities and $5.3 million in non-current liabilities in respect of the remaining balance of the contingent consideration for those acquisitions. While the directors consider that the assumptions regarding the timing and probability of payment of the consideration are appropriate, significant changes in these assumptions may materially affect the liability for contingent consideration, with a corresponding change to goodwill. It is estimated that if the probability of one of the milestones being achieved altered by 10% then the liability for contingent consideration would change by approximately $0.7 million.

Advisers

Registered Number:
SC089839

Principal Bankers
The Royal Bank of Scotland plc
36 St Andrew Square
Edinburgh
EH2 2YB

Auditors
KPMG Audit Plc
Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EG

Legal Advisers
Shepherd & Wedderburn LLP
1 Exchange Crescent
Conference Square
Edinburgh
EH3 8UL

Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
BN99 6ZR

Equiniti offers a portfolio service which gives shareholders online access to more information on their investments including balance movements and indicative share prices. See **www.shareview.co.uk** for further details.

For UK shareholders wishing to deal in their shares in Wolfson Microelectronics plc, one option is to use an internet and telephone dealing service available through Equiniti Financial Services Limited. At the time of printing, commission on internet dealing for certificated holdings is 1.00% with a minimum charge of £20.00. Commission on telephone dealing for certificated holdings is 1.5% on trade sizes of up to £50,000 and 0.2% on any balance over £50,000 with a minimum charge of £25.00. For internet sales, log on to **www.shareview.co.uk/dealing**. For telephone sales, call 0845 603 7037 between 8.00 a.m. and 4.30 p.m. Monday to Friday. You will need your shareholder reference number shown on your share certificate.

Contact details

Registered Office:
Wolfson Microelectronics plc
Westfield House
26 Westfield Road
Edinburgh
EH11 2QB
United Kingdom
Tel: +44 131 272 7000
Fax: +44 131 272 7001

Japan
Wolfson Microelectronics KK
23F Sky Building
2-19-12 Takashima
Nishi-ku
Yokohama 220-0011
Japan

Wolfson Microelectronics KK
1-1-27-605, Kitahama
Chuuo-ku
Osaka 541-0041
Japan

North America
Wolfson Microelectronics, Inc.
10001 North De Anza Boulevard
Suite 301
Cupertino
California 95014
USA

Asia Pacific

Taiwan
Wolfson Microelectronics plc
2F, No. 39, Alley 20
Lane 407, Sec. 2
Tiding Boulevard
NeiHu District
114 Taipei
Taiwan

Korea
Wolfson Microelectronics Korea Limited
#502, Deokheung Building
1328-10 Seocho-Dong,
Seocho-Gu
Seoul 137-858
South Korea

China
Wolfson Microelectronics plc
Room 1911, Cyber Times Tower A
Tianan Cyber Park
Futian District
Shenzhen
China

Wolfson Microelectronics plc
6E, Crystal Century Tower
No. 567 Wei Hai Road
Shanghai 200041
China

Singapore
Wolfson Microelectronics Pte Ltd
Keypoint
371 Beach Road #12-05
Singapore 199597

eNews
Wolfson's *Making Waves* eNewsletter will keep you up-to-date with our latest product news, application tools and events. Registering for this service is easy at: www.wolfsonmicro.com/enews



This Report is printed on *Cyclus* (100% post consumer waste) and *On offset* (sustainable fibres).
Printed by *Ink on Paper.* **Designed by Contagious.** FI-AR-0001-02/10

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Regulatory Story

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RECEIVED
2010 MAR 22 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	16:42 22-Feb-2010
Number	5057H16

RNS Number : 5057H
Wolfson Microelectronics PLC
22 February 2010

Edinburgh, 22 February 2010

Wolfson Microelectronics plc ("the Company")

Notification of change in beneficial interest in shares by person discharging managerial responsibility ("PDMR")

On 19 February 2010, in accordance with the terms of an award granted on 7 February 2007 from The Wolfson Microelectronics plc Executive Shared Ownership Plan ("the ExSOP"), Mark Cubitt, an executive director of the Company, was required to sell back his beneficial interest in 40,707 ordinary shares of 0.1 pence each in the Company to The Wolfson Microelectronics No. 2 Employees Share Trust. The requirement to sell back the beneficial interest in those shares was as a result of the defined performance conditions not being achieved and consequently the award lapsed.

The consideration for this transaction was 0.494 pence per share. This was calculated in accordance with the terms of the agreement for the ExSOP award and represents a proportion of the original consideration, of 1 pence per share, which was paid by Mark Cubitt on the grant of the ExSOP award.

As a result of this transaction, the total number of ordinary shares in which Mark Cubitt now holds a beneficial interest is 55,000 ordinary shares of 0.1 pence each in the Company which is 0.05% of the issued share capital of the Company.

The Company was notified of the transaction on 22 February 2010.

Background:
On 7 February 2007, in accordance with the terms of The Wolfson Microelectronics plc Executive Shared Ownership Plan ("the ExSOP"), a beneficial interest in 40,707 ordinary shares of 0.1 pence each in the Company was acquired for a consideration of 1 pence per share by Mark Cubitt, an executive director of the Company.

The registered shareholder of the 40,707 shares was RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust) and the beneficial interest was held jointly by Mark Cubitt and RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The interests in these ordinary shares were subject to the terms of an agreement in the form set out in the ExSOP between (1) RBC cees Trustee Limited (in its capacity as trustee of The

Wolfson Microelectronics No. 1 Employees Share Trust), (2) Mark Cubitt and (3) RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The terms of this agreement provided that, following the end of a three year performance period ending 3 January 2010, and only to the extent to which the defined performance conditions have been achieved, Mark Cubitt would benefit from any further growth in the value of such ordinary shares (less interest on the initial market value of such shares). It has been determined that these performance conditions have not been achieved and therefore Mark Cubitt was required to sell back his interest in all of the 40,707 ordinary shares.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a)

Enquiries

Jill Goldsmith 0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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©2009 London Stock Exchange plc. All rights reserved

Regulatory

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	17:18 26-Feb-2010
Number	7984H17



RNS Number : 7984H
Wolfson Microelectronics PLC
26 February 2010

Edinburgh, 26 February 2010

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,238,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,238,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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©2009 London Stock Exchange plc. All rights reserved

Regulatory

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Annual Information Update
Released	08:54 01-Mar-2010
Number	8279H08



RNS Number : 8279H
Wolfson Microelectronics PLC
01 March 2010

1 March 2010

WOLFSON MICROELECTRONICS PLC - ANNUAL INFORMATION UPDATE

In accordance with Prospectus Rule 5.2, Wolfson Microelectronics plc is pleased to provide its Annual Information Update relating to information that has been published or made available to the public between 28 February 2009 and 28 February 2010. The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

1. Announcements made via RNS, a regulatory information service

All of the documents listed below were published via RNS, a Regulatory Information Service.

Date	Brief description of announcement
02.03.09	Annual information update
02.03.09	Notification of major interests in shares (Artemis Investment Management Ltd)
05.03.09	Annual Report and Accounts 2008 and Notice of AGM
16.03.09	Notification of transaction of directors/persons discharging managerial responsibility and connected persons (RK Graham – purchase of shares by a trust of which RK Graham is a Trustee but not a beneficiary)
20.03.09	Notification of transaction of directors/persons discharging managerial responsibility and connected persons (AD Milne – sale of shares)
20.03.09	Notification of transaction of directors/persons discharging managerial responsibility and connected persons ("PDMRs") (Notification of share awards to directors and PDMRs)
24.03.09	Notification of major interests in shares (Barclays PLC)
31.03.09	Notification of Q1 2009 results
31.03.09	Voting rights and capital
17.04.09	Block listing six monthly return
29.04.09	Results for the first quarter ended 5 April 2009
30.04.09	Voting rights and capital
20.05.09	AGM Result Statement
29.05.09	Voting rights and capital
01.06.09	Notification of major interests in shares (Majedie Asset Management Ltd)
04.06.09	Notification of major interests in shares (Wellington Management Company LLP)
09.06.09	Business Update
22.06.09	Notice of second quarter and first half results for the period ended 5 July 2009
30.06.09	Voting rights and capital

01.07.09	Notification of Senior Management Appointment
03.07.09	Notification of major interests in shares (Blackrock Inc)
09.07.09	Notification of major interests in shares (Artemis Investment Management Ltd)
09.07.09	Notification of major interests in shares (Blackrock Inc)
21.07.09	Notification of major interests in shares (Blackrock Inc)
28.07.09	Interim Results / Half Yearly Report for the period ended 5 July 2009
31.07.09	Notification of transaction of directors/persons discharging managerial responsibility and connected persons (AD Milne – sale of shares)
31.07.09	Voting rights and capital
18.08.09	Notification of transaction of directors/persons discharging managerial responsibility and connected persons (JM Hickey – sale and purchases of shares)
28.08.09	Voting rights and capital
03.09.09	Notification of transaction of directors/persons discharging managerial responsibility and connected persons ("PDMRs") (Notification of grant of share awards to PDMR)
03.09.09	Notification of transaction of directors/persons discharging managerial responsibility and connected persons ("PDMRs") (R Eckelmann – sale of shares)
21.09.09	Notification of transaction of directors/persons discharging managerial responsibility and connected persons ("PDMRs") (AD Milne – sale of shares)
30.09.09	Voting rights and capital
05.10.09	Business and Trading Update
14.10.09	Notification of transaction of directors/persons discharging managerial responsibility and connected persons ("PDMRs") (RK Graham – sale of shares by a trust)
19.10.09	Block listing six monthly return
28.10.09	Results for the third quarter ended 4 October 2009
30.10.09	Voting rights and capital
30.11.09	Voting rights and capital
03.12.09	Notification of major interests in shares (Barclays PLC)
04.12.09	Notification of major interests in shares (Blackrock Inc)
31.12.09	Voting rights and capital
05.01.10	Notification of date for announcement of Q4 and full year results for the period ended 3 January 2010
28.01.10	Notification of major interests in shares (Blackrock Inc)
29.01.10	Voting rights and capital
09.02.10	Fourth quarter and full year results to 3 January 2010
11.02.10	Notification of major interests in shares (Blackrock Inc)
12.02.10	Notification of major interests in shares (Blackrock Inc)
22.02.10	Notification of transaction of directors/persons discharging managerial responsibility and connected persons (M Cubitt – lapse of share award resulted in sale of beneficial interest in shares)
26.02.10	Voting rights and capital

Regulatory announcements for the Company released via RNS can be downloaded from the London Stock Exchange website www.londonstockexchange.com from the Prices & News area and searching using Wolfson Microelectronics plc's code "WLF". These Regulatory announcements for the Company released via RNS can also be found in the "Investor Relations" section of the Company's website www.wolfsonmicro.com

The Annual Report and Accounts 2008 and the half yearly financial report for the period ended 5 July 2009 are also available on the Company's website at www.wolfsonmicro.com

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in Scotland on or around the dates indicated.

Date	Document filed
01.04.09	Form 353a – Notice of place for inspection of a register of members which is kept in a non-legible form, or of any change in that place
14.04.09	Form 88(2) – Return of allotments of shares on exercise of share options
30.04.09	Financial statements for the year ended 28 December 2008
26.05.09	Resolutions passed at 2009 Annual General Meeting

26.05.09 New Articles of Association
23.07.09 Form 363a - Annual Return
10.09.09 Form 88(2) – Return of allotments of shares on exercise of share options
14.09.09 Form 88(2) – Return of allotments of shares on exercise of share options
25.09.09 Form 88(2) – Return of allotments of shares on exercise of share options
15.10.09 Form AD02 – Notification of single alternative inspection location (SAIL)
15.10.09 Form AD03 – Change of location of the company records to the single alternative inspection location (SAIL) (Register of Members)

Documents filed at Companies House can be obtained from Companies House, 4th Floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh EH3 9FF, telephone 0303 1234 500, e-mail: enquiries@companieshouse.gov.uk, or, for registered users, through Companies House Direct at: www.direct.companieshouse.gov.uk

3. Documents submitted to the FSA

All of the documents listed below were submitted to the FSA and processed on or around the dates indicated.

Date submitted to the FSA	Document
05.03.09	Notice of 2009 Annual General Meeting and Annual Report and Accounts 2008
21.05.09	Resolutions passed at 2009 Annual General Meeting
10.02.10	Preliminary announcement of fourth quarter and full year results to 3 January 2010

Documents submitted to the FSA can be viewed via its Document Viewing Facility situated at Document Viewing Facility, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

4. Documents lodged with the Companies Commission of Malaysia

The following documents were lodged with the Companies Commission of Malaysia on the dates indicated.

Date of lodgement	Document
27.05.09	Form 79 Return by Foreign Company giving particulars of Directors and changes of particulars
27.05.09	Form 80A (Annual Return)
27.05.09	Form 87 - Statutory declaration verifying balance sheet of foreign company
27.05.09	Wolfson Microelectronics plc Annual Report and Accounts 2008
16.12.09	Statutory Declaration
16.12.09	Letter of application for waiver to prepare audited branch statements for the year ended 31 December 2009

Documents lodged with the Companies Commission of Malaysia can be obtained from the Companies Commission of Malaysia at Tingkat 2, 10-18 Putra Place, 100 Jalan Putra, 50622 Kuala Lumpur, Malaysia.

Jill Goldsmith
Company Secretary
Wolfson Microelectronics plc
Westfield House
26 Westfield Road
Edinburgh
EH11 2QB

This information is provided by RNS
The company news service from the London Stock Exchange

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©2009 London Stock Exchange plc. All rights reserved

Regulatory

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Annual Financial Report
Released	09:56 10-Mar-2010
Number	3574I09



RNS Number : 3574I
Wolfson Microelectronics PLC
10 March 2010

10 March 2010

Wolfson Microelectronics plc
('the Company')

Annual Financial Report 2009 and Notice of Annual General Meeting

Following the release on 9 February 2010 of the Company's preliminary full year results announcement for the 53 week period ended 3 January 2010 (the "Preliminary Announcement"), the Company announces that it has today published its Annual Report and Accounts 2009. Copies of the Annual Report and Accounts 2009 and the Notice of Annual General Meeting for 2010 and Form of Proxy have been posted to shareholders.

Copies of the Annual Report and Accounts 2009 and the Notice of Annual General Meeting ("AGM") for 2010 are available to access and download from the Company's website at: www.wolfsonmicro.com

Two copies of each of the Annual Report and Accounts 2009 and the Notice of Annual General Meeting have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: + 44 (0) 20 7066 1000

The AGM will be held on 20 May 2010 at 10.00 a.m. at Westfield House, 26 Westfield Road, Edinburgh EH11 2QB. At the AGM, it is proposed that the Company adopts new Articles of Association. A summary of the proposed changes is set out in the explanatory notes included in the Notice of AGM.

The Preliminary Announcement included a set of condensed consolidated financial

statements and a fair review of the development and performance of the business and the position of the Company and the Group.

In accordance with Disclosure and Transparency Rule 6.3.5 (2) (b) additional information is set out in the appendices to this announcement. Appendix 1 includes a directors' responsibility statement, Appendix 2 contains information regarding the Company's principal risks and uncertainties and Appendix 3 contains the disclosures regarding related party transactions, all as extracted from the Annual Report and Accounts 2009. This announcement should be read in conjunction with, and is not a substitute for, reading the full Annual Report and Accounts 2009.

Enquiries:

Jill Goldsmith 0131 272 7000
Company Secretary

The following information is extracted from the Annual Report and Accounts 2009 and page and note references included in this information are to pages and notes in the Annual Report and Accounts 2009.

Appendix 1 : Statement of Directors' Responsibilities (page 48)

The Annual Report and Accounts 2009 contains the following statements regarding directors' responsibilities for the Annual Report and the financial statements.

Statement of directors' responsibilities in respect of the Annual Report and the financial statements
The directors are responsible for preparing the Annual Report and the group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law they are required to prepare the group financial statements in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the parent company financial statements on the same basis.

Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and parent company and of their profit or loss for that period. In preparing each of the group and parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company's transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that complies with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

To the best of our knowledge:

- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the management report, comprising the Chairman's Statement, the Business Review and the Operating and Financial Review together, include a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

JM Hickey	M Cubitt
Chief Executive Officer	*Chief Financial Officer*

Appendix 2 : Principal Risks and Uncertainties (pages 17 to 19)

Risks and uncertainties

The Management of the Company constantly considers and reviews risk and the risk profile of this business. In addition, the Company has put in place formal processes for the identification and, where possible, the management and / or mitigation of significant risks which are reviewed regularly by senior management. This is formally reported on a regular basis to the Board, as a result of which the directors of the Company (the "Directors") are aware of the potential cost and resources involved in managing these risks. Details on the identification and management of risks are also included on page 29 in the Corporate Governance statement.

This Annual Report contains certain forward looking statements that are Wolfson's expectations and beliefs about our future business. These statements are made by the Directors in good faith, based on information available to them at the time of the approval of the report. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. Actual results may differ from those expressed in such statements, depending on a variety of factors. These factors include, but are not limited to: consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; decline in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

There are a number of potential risks and uncertainties which could have a material impact on the Company's long term performance:

New product specification and introductions
Specifying and then designing the correct products is fundamental to the success of the Company. Customers tend to have set design windows that must be met for a product to be selected, and missing these windows through being late or not meeting the required specification can result in missing an entire end consumer product cycle. The average design cycle for the Company's products can take 18 to 24 months to complete and achieve volume production, therefore missing a cycle can take more than two years to recover. This long design cycle, coupled with limited customer visibility as to future requirements and plans, makes forecasting product demand and the timing of that demand difficult. There are also inherent risks in lengthy design cycles including risk of future design loss to a competitor, risk of cancellation and limited uptake for new products.

Dependence on the growth of the consumer electronics market
The Company's future success is dependent on the growth of the digital consumer electronics market and

the successful adoption by customers of its integrated circuits in their products. The future size of the digital audio, portable devices, digital imaging markets, and other potential markets, is uncertain and depends on a number of factors, all of which are beyond the Company's control. The failure of these markets to develop as generally expected would have a material adverse effect on the business, financial condition and results of the Company's operations.

In addition, the Company's future success is also dependent on the success of its customers in their related markets. Reduced uptake by consumers of products from the Company's end customers could also have a material adverse effect on the Company's business, financial condition and operating results.

Fabless business model

The Company does not have its own manufacturing facilities. As a result, the Company's business model is less capital intensive. The Company uses GLOBALFOUNDRIES (formerly named Chartered Semiconductor), MagnaChip Semiconductor, CSMC, TSMC and X-FAB for the manufacture of most of its silicon wafers and Unisem, Carsem and ASE for major test and assembly services. The Company is reliant on these independent suppliers to provide the required capacity to manufacture, assemble and test its products and to provide high quality products on time. The Company maintains an internal manufacturing support group which directs product supply, helps ensure a high level of quality and reliability and works with the wafer foundries and production assemblers to resolve issues. As a result of the economic downturn in the latter part of 2008 and into 2009, a number of the manufacturers used by the Company have experienced financial difficulties. To mitigate the risk of loss of supply from a manufacturer ceasing business, a number of contingency plans have been put in place, including carrying additional buffer inventories and second-sourcing higher volume parts. Regular senior management meetings were also held with suppliers to ensure the Company was kept up-to-date with current trading and liquidity issues within the supply chain. As 2009 progressed, these concerns eased as the industry recovered and a major supplier was refinanced.

Infringement of third party intellectual property rights

The semiconductor industry is characterised by cross-licensing and frequent litigation regarding patent and other intellectual property rights. The Company has provided certain indemnification rights to some of its customers in respect of the infringement of third party intellectual property rights regarding its products. Claims against the Company could adversely affect its ability to market and sell its products and seriously harm its operating results. In addition, the defence of such claims could result in significant costs and divert the attention of the Company's executives and technical personnel from their day to day work.

Customer dependence

The Company supplies products to a range of companies. The Company seeks continually to expand its customer base and customer mix. However, one or a small number of customers may become responsible for a significant proportion of the Company's sales. Rapid variation of such customers' demand could then significantly affect the Company's revenues. The largest customer in 2009 accounted for 13% of revenue (2008: 13% from a different single largest customer), with the top 10 customers accounting for 63% of revenue in 2009 (2008: 63%) and the top 20 customers accounting for 74% of revenue in 2009 (2008: 78%).

Personnel

The Company relies on the ability to hire and retain appropriately qualified staff who provide the expertise and experience critical to its business and the implementation of its strategy. There is intense competition for qualified personnel in the semiconductor industry and, from time to time, the Company experiences difficulty in locating candidates in the relevant country with appropriate qualifications and experience. However, one advantage of the economic downturn has been the ability to hire more top quality graduates as a result of less competition for their services. The Company enters into employment contracts with its personnel but there is no assurance that it will be able to continue to hire and retain appropriately qualified personnel. The loss of the service of, or failure to recruit in a timely manner, key technical and management personnel (or teams) would adversely impact the Company's product development programmes and could have a material adverse effect on its performance and future growth.

Catastrophic failure of end-user device in the field

The Company supplies components primarily into consumer electronic products. Many of the major consumer brands require indemnities should a customer product recall be required as a result of significant field failures caused by one of the Company's components. The Company looks to avoid such indemnities and, where given, to limit the scope and quantum of the indemnity; however, this is often not possible and indeed some indemnities are unlimited in quantum. To reduce this risk there are rigorous procedures and controls on the design, manufacture, testing and quality processes of the Company, so as to avoid any components being supplied that could result in such field failures. The Company also has significant, but not unlimited, product liability insurance in place to cover such an event.

Competitors
The markets in which the Company operates are very competitive and are characterised by rapid technological change and evolving standards. Many of the Company's competitors are larger in size, have larger financial, marketing and/or technical resources, a longer trading history and larger installed customer bases. As a result, they may devote greater resources to the development, promotion and sale of their products than the Company can. These factors may prevent the Company from competing successfully against current or future competitors.

Acquisitions
The Company expects to review further potential acquisition targets as part of its Wolfson AudioPlus™ strategy. The internal investment case for such acquisitions may not materialise as planned. In addition, the integration of acquired companies involves additional risk including diversion of management time, potential failure to realise the synergy benefits anticipated from the acquisition, the cultural risk associated with integrating different companies in various countries, and risks associated with unexpected liabilities or events arising post acquisition.

Communication networks and information technology
The Company depends on worldwide communication links and accurate, timely information and numerical data from key information technology systems and software applications to facilitate the daily operation of the business and decision making. Any disruption caused by failings in these systems, of related equipment or of communication networks could delay, or otherwise impact, everyday decision making and some business operations. The Company has developed and tested disaster recovery arrangements in order to minimise the disruption caused by failings in these systems.

Foreign currency exposure
Refer to Treasury and Foreign Exchange section on page 16.

Appendix 3 : Related Party Transactions

('Related parties': Note 24 to the financial statements on pages 98 and 99)

Identity of related parties
The Company has a related party relationship with its subsidiaries (see notes 12 and 25), with the employee share trusts (see notes 17 and 18) and with its directors.

Transactions with key management personnel
Directors of the Company and their immediate relatives control 3.5% per cent of the voting ordinary shares of the Company. Information regarding the directors' shareholdings and share options is contained in the Directors' Remuneration Report on pages 41 and 47.

In addition to their salaries, the Group and Company also provide non-cash benefits to executive directors and contribute to a defined contribution pension plan on their behalf. The executive directors also participate in the Group's share option schemes and other long term incentive plans (see note 18). Details of the directors' remuneration are contained in the Directors' Remuneration Report on pages 34 to 47.

G Collinson was appointed as a non executive director of the Company on 1 September 2008. From April 2005 to July 2007, G Collinson served as a non-executive director of Sonaptic Limited and he was also a shareholder of Sonaptic Limited. G Collinson held 6,667 'A' ordinary shares in Sonaptic Limited. As reported in the Annual Report and Accounts of the Company for the period ended 30 December 2007, Wolfson Microelectronics plc acquired the entire issued share capital of Sonaptic Limited on 23 July 2007. G Collinson received initial consideration of $279,208 (net of professional fees and charges) at the time of acquisition, from Wolfson Microelectronics plc and, following the release of the amount of initial consideration held in escrow on 29 January 2009, a further $22,240 (net of professional fees and charges). The terms of the acquisition were such that contingent consideration was payable to the shareholders of Sonaptic Limited. Therefore, as part of the consideration for his shares held in Sonaptic Limited as at the date of acquisition, G Collinson is entitled to receive, subject to the achievement of specific business milestones, a proportion of the contingent consideration from Wolfson Microelectronics plc in accordance with the terms of the share purchase agreement entered into on 23 July 2007 between the Company and the selling shareholders of Sonaptic Limited. No amounts of contingent consideration have been paid to G Collinson by the Company either as at 28 December 2008 or at 3 January 2010. G Collinson will not participate in any discussion nor final decisions by the Board regarding the achievement of milestones and release of contingent consideration.

Other related party transactions
During the 53 week period ended 3 January 2010, subsidiaries earned commission income from the

Company of $6.4 million (2008: $2.9 million) and the Company provided management services to the subsidiaries totalling $2.6 million (2008: $1.6 million). As at 3 January 2010 the Company owed the subsidiaries $3,948,000 (2008: $2,340,000) and $3,869,000 was owed by the subsidiaries (2008: $1,812,000 owed by the subsidiaries). No dividends were received from the subsidiaries in 2009 or in 2008.

There are two employee share trusts: The Wolfson Microelectronics No.1 Employees Share Trust and The Wolfson Microelectronics No. 2 Employees Share Trust. These trusts received loans from the Company totalling $nil in the 53 week period ended 3 January 2010 (52 week period ended 28 December 2008: $nil), the trusts repaid $nil of these loans (2008: $623,000) and as at 3 January 2010, $31,765,000 of these loans were outstanding (as at 28 December 2008: $31,765,000). During both the 53 week period ended 3 January 2010 and the 52 week period ended 28 December 2008, the trusts did not purchase any of the Company's shares for the purposes of fulfilling awards under The Wolfson Microelectronics 2006 Performance Share Plan, The Wolfson Microelectronics 2008 or 2009 Staff Performance Share Plans, The Wolfson Microelectronics Group Executive Shared Ownership Plan and to satisfy share option awards (note 18). There were 5,056,461 of the Company's ordinary shares held by the Company's employee share trusts as at 3 January 2010 (as at 28 December 2008: 5,378,301 ordinary shares).

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	11:38 11-Mar-2010
Number	4383I11



RNS Number : 4383I
Wolfson Microelectronics PLC
11 March 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**WOLFSON MICROELECTRONICS**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	**Artemis Investment Management Limited**
4. Full name of shareholder(s) (if different from 3.):	**Artemis UK Special Situations Fund Barclays UK Smaller Companies Institutional Special Situations Pearson Prudential Staff Pension Scheme Akzo Nobel Pension Scheme Artemis UK Hedge BAE Systems 2000 Pension Plan Trustees Ltd BAE Systems Pension Funds CIF Trustees Ltd Barclays UK Alpha L&G(Barclays) MM Alpha Fund L&G(Barclays) Series2 MM Alpha Fund Witan Investment Trust**
5. Date of the transaction and date on which the threshold is crossed or reached:	**10 March 2010**
6. Date on which issuer notified:	**11 March 2010**
7. Threshold(s) that is/are crossed or reached:	**13%**

8. Notified details:							
A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
GB0033563130	14,702,332	14,702,332	15,166,332	15,166,332		13.16%	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is *exercised/ converted***	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
15,166,332	**13.16%**

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Karen Paine
15. Contact telephone number:	0131 718 0414

This information is provided by RNS
The company news service from the London Stock Exchange

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©2009 London Stock Exchange plc. All rights reserved

Regulatory